As filed with the Securities and Exchange Commission on June 20, 2003
Registration No. 333-104761

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Digital Theater Systems, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3651, 6794, 7819	77-0467655
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5171 Clareton Drive

Agoura Hills, California 91301
(818) 706-3525
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Jon Kirchner

President and Chief Executive Officer
Digital Theater Systems, Inc.
5171 Clareton Drive
Agoura Hills, California 91301
(818) 706-3525
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Craig S. Andrews, Esq. Heller Ehrman White & McAuliffe LLP 4350 La Jolla Village Drive 7th Floor San Diego, California 92122-1246 (858) 450-8400	Thomas J. Ivey, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Suite 1100 Palo Alto, California 94301 (650) 470-4500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 20, 2003

PRELIMINARY PROSPECTUS

3,400,000 Shares

Common Stock

        Our company, Digital Theater Systems, Inc., is selling 3,400,000 shares of our common stock. This is our initial public offering of shares of our common stock. No public market currently exists for any shares of our common stock. The offering is being made on a firm commitment basis. We currently estimate that the initial public offering price of our common stock will be between $14.00 and $16.00 per share.

      We have applied to have the shares approved for quotation on the Nasdaq National Market under the symbol “DTSI.”

      Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 6 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

      The underwriters may also purchase up to 510,000 shares of our common stock from us and some of our stockholders at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

      The underwriters expect to deliver the shares in New York, New York on or about                     , 2003.

SG COWEN

WILLIAM BLAIR & COMPANY

THOMAS WEISEL PARTNERS LLC

                    , 2003

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK

      The DTS logo is in the center of the page. A music conductor’s hands are shown conducting music at the bottom center of the page. Placed around the page are different products or environments that use DTS audio technology, including a home theater, a car, a video game, and a movie theater.

      No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

      This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and accompanying notes, before making an investment decision.

Our Business

      We are a leading provider of high-quality digital multi-channel audio technology, products, and services for entertainment markets worldwide. Multi-channel audio, commonly referred to as surround sound, allows listeners to hear discrete sounds simultaneously through more than two speakers. Our DTS digital multi-channel audio technology delivers compelling surround sound and is frequently described as the top performing surround sound technology by authoritative sources such as Widescreen Review and AudioRevolution.com in their reviews of products featuring multi-channel audio. In addition, we have received a number of awards for our technology, including a Scientific and Engineering Oscar Award from the Academy of Motion Picture Arts and Sciences for our movie theater playback system.

      We were founded in 1990 and received a key strategic investment in 1993 from investors, including Universal City Studios, Inc. The first DTS digital multi-channel audio soundtrack was created for Steven Spielberg’s Jurassic Park in 1993.

      We provide products and services to film studios, production companies, and movie theaters to produce and play back digital multi-channel film soundtracks. We license our sound technology to all major film distributors in the United States, including 20th Century Fox, Buena Vista Pictures, Warner Bros. Pictures, and many international distributors. These studios use our technology to create digital multi-channel soundtracks in our DTS format. Our playback systems for DTS-formatted soundtracks have been installed in over 20,000 movie theaters worldwide.

      We license our technology to consumer electronics products manufacturers for inclusion in products such as audio/video receivers, DVD players, and home theater systems. This consumer business is now our largest segment. Our technology enables consumers to enjoy movies, video games, and music in our DTS multi-channel format. Our technology, trademarks, and/or know-how have been incorporated in more than 100 million consumer electronics products worldwide. We license our technology to:

•	substantially all of the major consumer audio electronics products manufacturers in the world, including Pioneer Corporation, Sony Corporation, and Yamaha Corporation; and

•	major consumer semiconductor manufacturers, including Cirrus Logic Inc., Yamaha Corporation, and Zoran Corporation.

      We also provide multi-channel audio CDs and DVDs for the consumer retail market. We have released titles by classical composers such as Handel and Tchaikovsky, and titles by artists such as Diana Krall, Herb Alpert, Vince Gill, Lyle Lovett, The Eagles, Queen, Sting, and Bonnie Raitt.

Market Opportunity

      In the early 1990s, the listening experience of movie audiences was significantly enhanced through the introduction of digital multi-channel surround sound technology. Digital multi-channel sound is now an industry standard audio format for feature films. Today, all of the major film producers and distributors in the United States, and an increasing number of international film producers and distributors, release their feature films with digital multi-channel soundtracks.

      The proliferation of digital multi-channel audio in movie theaters has fueled demand for digital multi-channel audio in consumer electronics products, such as home theater systems. Digital multi-channel audio is extending into a growing number of consumer electronics environments, including homes, cars, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products. In addition, there is an emerging market for multi-channel music content.

The DTS Solution

      Our proprietary DTS digital audio system provides moviegoers with a high-quality, digital multi-channel audio experience. Our proprietary audio technology for the consumer market brings advanced digital audio entertainment to the home and other consumer electronics environments such as cars and portable electronics devices.

      To facilitate the availability of high-quality digital multi-channel audio content, we provide products and services to filmmakers, recording artists, producers, and software developers to make it easy to create content in our proprietary format.

Our Strategy

      Our goal is to become essential to the ultimate entertainment experience by incorporating our technology into every device that manages or controls high-quality digital audio. Key elements of our strategy include the following:

•	Drive proliferation of high-quality digital multi-channel audio in new and growing markets through effective licensing strategies. We intend to actively promote the adoption of our technology into markets for home audio components and systems, car audio systems, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products.

•	Expand our global presence. We believe we can broaden and deepen our relationships with customers and accelerate the worldwide adoption of our technology by expanding our global sales, distribution, and support network, and by locating personnel close to our customers.

•	Leverage our premium brand name to enhance our market position. We plan to capitalize on our brand awareness and strong market position in our theatrical and consumer markets to drive the continued adoption of our technology in existing and emerging consumer electronics markets.

•	Continue to support the creation and widespread availability of premium digital multi-channel audio content. To aid in the adoption of content, we will continue to sell our hardware-based encoders directly to content providers, license our encoding technology, and produce multi-channel music content directly through our DTS Entertainment label.

•	Continue to develop and expand our technology, product offerings, and intellectual property portfolio. We intend to work closely with our consumer electronics products and film studio customers to evolve our proprietary technology and product offerings based on our customers’ plans for development and expansion.

Company Information

      Our business was incorporated in California in October 1990 as Digital Theater Systems Corporation. In February 1993, we became the general partner of Digital Theater Systems, L.P., a Delaware limited partnership. In 1996, we formed DTS Technology, LLC, a majority-owned subsidiary, to develop audio technologies for the consumer electronics and other markets. In October 1997, we completed a reorganization and consolidation of the predecessor entities and were re-incorporated in Delaware as Digital Theater Systems, Inc.

      Our principal executive offices are located at 5171 Clareton Drive, Agoura Hills, California 91301. Our telephone number is (818) 706-3525. Our website is located at www.dtsonline.com. The information contained on our website is not part of this prospectus.

The Offering

Common stock we are offering	3,400,000 shares

Common stock to be outstanding after the offering	12,623,596 shares

Proposed Nasdaq National Market symbol	DTSI

Use of proceeds	We intend to use approximately $21.3 million of the net proceeds from this offering to redeem all outstanding shares of our redeemable preferred stock. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, research and development, geographic and market expansion, and sales and marketing efforts. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products relating to audio, video, or entertainment or to obtain the right to use complementary audio, video, or entertainment-related technologies. We have no commitments with respect to any acquisition or investment. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

      The number of shares of our common stock to be outstanding after the offering:

•	is based on 4,435,002 shares of common stock outstanding as of March 31, 2003, excluding:

—	2,126,663 shares issuable upon exercise of outstanding warrants at an exercise price of $12.114 per share;

—	49,717 shares issuable upon exercise of outstanding warrants at an exercise price of $4.038 per share;

—	1,882,580 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.22 per share;

—	187,221 shares available for future issuance as of March 31, 2003 under our existing equity incentive plans and an additional 1,428,949 shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering; and

—	7,800,891 shares of our redeemable preferred stock to be redeemed immediately following the closing of this offering.

•	assumes the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants at an exercise price of $0.02 per share prior to the closing of this offering, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus;

•	assumes no exercise of stock options after March 31, 2003; and

•	assumes the underwriters have not exercised their option to purchase 510,000 shares to cover over-allotments.

      Except as otherwise noted, all information in this prospectus is based on the following assumptions:

•	the underwriters do not exercise their over-allotment option to purchase 510,000 shares;

•	the effectiveness of a reverse split of our outstanding common stock of one share for each two shares of outstanding common stock, which was approved by our Board of Directors and stockholders in June 2003 and will be effective immediately prior to the closing of this offering;

•	the effectiveness of our Restated Bylaws and our Restated Certificate of Incorporation to be filed following the completion of this offering, each of which were approved by our Board of Directors in April 2003 and by our stockholders in May 2003;

•	the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus; and

•	the redemption of all outstanding shares of our preferred stock immediately following the closing of this offering.

      DTS, DTS Digital Surround, DTS Digital Out, Neo:6, Coherent Acoustics, and DTS Digital Sound are trademarks of Digital Theater Systems, Inc. We have trademark rights in these marks in the United States and other countries and have a number of registrations issued and pending in the United States and other countries. This prospectus also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

      This prospectus contains market data and industry forecasts that were obtained from industry publications.

Summary Consolidated Financial Data

      The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus.

				Three Months Ended
	Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

(In thousands, except share and per share data)				(Unaudited)
Consolidated Statement of Operations Data
Revenues	$25,062	$28,748	$41,056	$9,417	$11,756
Gross profit	16,173	18,696	30,420	6,751	9,343
Income from operations	370	1,757	10,287	2,420	3,182
Net income (loss)	(99)	3,908	6,250	1,480	2,029
Net income (loss) attributable to common stockholders	$(1,882)	$2,095	$4,402	$1,009	$1,561
Net income (loss) attributable to common stockholders per common share:
Basic	$(0.44)	$0.49	$0.99	$0.23	$0.35
Diluted	$(0.44)	$0.23	$0.47	$0.11	$0.15
Weighted average shares used to compute net income (loss) attributable to common stockholders per common share:
Basic	4,294,378	4,295,419	4,432,408	4,295,419	4,424,071
Diluted	4,294,378	9,054,843	9,329,278	9,123,437	10,633,577

	As of March 31, 2003

	Actual	Pro Forma(1)

(In thousands)	(Unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents, and short-term investments	$5,942	$30,572
Working capital	10,499	35,129
Total assets	25,918	50,548
Mandatorily redeemable preferred stock	20,452	—
Total stockholders’ deficit	(4,349)	41,581

(1)	The pro forma column in the consolidated balance sheet data assumes the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and gives effect to the sale of 3,400,000 shares of common stock at such assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the redemption of all outstanding shares of our redeemable preferred stock immediately following the closing of this offering.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition, or results of operations. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We face intense competition from companies with greater brand recognition and resources.

      The digital audio, consumer electronics, and entertainment markets are intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. Our principal competitor is Dolby Laboratories, Inc., who competes with us in each of our markets. We also compete with other companies offering:

•	digital audio technology incorporated into consumer electronics products and entertainment mediums, including Fraunhofer Institut Integrierte Schaltungen, Koninklijke Philips Electronics N.V. (Philips), Meridian Audio Limited, Microsoft Corporation, Sony Corporation, and Thomson; and

•	products for theatrical markets, such as Smart Devices, Inc., Sony Corporation, and Ultra Stereo Labs, Inc.

      Many of our current and potential competitors, including Dolby, enjoy substantial competitive advantages, including:

•	greater name recognition;

•	a longer operating history;

•	more developed distribution channels and deeper relationships with semiconductor and consumer electronics products manufacturers;

•	a more extensive customer base;

•	digital technologies that offer greater compression and require less storage capacity;

•	broader product and service offerings;

•	greater resources for competitive activities, such as research and development, strategic acquisitions, alliances, joint ventures, sales and marketing, and lobbying industry and government standards; and

•	more technicians and engineers.

      As a result, these current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements.

      In addition to the competitive advantages described above, Dolby also enjoys other unique competitive strengths relative to us. For example, it introduced multi-channel audio technology before we did. It has a larger base of installed movie theaters for its cinema playback equipment. Its technology has been incorporated in significantly more DVD-Video films than our technology. It has also achieved mandatory standard status in a few product categories, including DVD-Video for its stereo technology and terrestrial digital television broadcasts in the United States. As a result of these factors, Dolby has a competitive advantage in selling its digital multi-channel technology to consumer electronics products manufacturers.

      Sony Corporation is both a competitor and a significant customer in all of our markets. If Sony decides to eliminate the use of our technology in its products or to compete with us more aggressively in our markets, the revenues that we derive from Sony would be lower than expected.

Current and future governmental and industry standards may significantly limit our business opportunities.

      Technology standards are important in the audio industry as they help to assure compatibility across a system or series of products. Generally, standards adoption occurs on either a mandatory basis, requiring a particular audio technology to be available in a particular product or medium, or an optional basis, meaning that a particular audio technology may be, but is not required to be, utilized. For example, Dolby’s technology for stereo playback has been selected as a mandatory standard for DVD-Video. Both Dolby’s and our digital multi-channel technology have optional status in the DVD-Video standard.

      Various national governments have adopted or are in the process of adopting standards for all digital television broadcasts, including cable, satellite, and terrestrial. In the United States, Dolby’s technology has been selected as the sole, mandatory standard for terrestrial digital television broadcasts. As a result, all digital terrestrial television broadcasts in the United States must include Dolby’s technology and must exclude any other format, including ours. We do not know whether this standard will be reopened or amended. If it is not, our technology may never be included. Certain large and developing markets, such as China, have not fully developed their digital television standards. Our technology may or may not ultimately be included in these standards.

      Adoption of our technology is not mandatory as part of any governmental or industry accepted standards in any specific entertainment medium or format. As such, there can be no assurance that our technology will continue to be used in current and future applications.

      As new technologies and entertainment mediums emerge, including future generations of DVD technology, new standards relating to these technologies or mediums may develop. New standards may also emerge in existing markets that are currently characterized by competing formats, such as the market for personal computers. We may not be successful in our efforts to include our technology in any such standards.

We may not be able to evolve our technology, products, and services or develop new technology, products, and services that are acceptable to our customers or the changing market.

      The market for our digital audio technology, products, and services is characterized by:

•	rapid technological change;

•	new and improved product introductions;

•	changing customer demands;

•	evolving industry standards; and

•	product obsolescence.

      Our future success will depend on our ability to enhance our existing digital audio technology, products, and services and to develop acceptable new technology, products, and services on a timely basis. The development of enhanced and new technology, products, and services is a complex and uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel, and the accurate anticipation of technological and market trends. We may not be able to identify, develop, market, or support new or enhanced technology, products, or services on a timely basis, if at all. Furthermore, our new technology, products, and services may never gain market acceptance, and we may not be able to respond effectively to evolving consumer demands, technological changes, product announcements by competitors, or emerging industry standards. Any failure to respond to these changes would likely prevent our technology, products, and services from gaining market acceptance or maintaining market share.

If we fail to protect our intellectual property rights, our ability to compete could be harmed.

      Protection of our intellectual property is critical to our success. Patent, trademark, copyright, and trade secret laws and confidentiality and other contractual provisions afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We face numerous risks in protecting our intellectual property rights, including the following:

•	our patents may be challenged or invalidated by our competitors;

•	our pending patent applications may not issue, or, if issued, may not provide meaningful protection for related products or proprietary rights;

•	we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees, consultants, and advisors;

•	the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights may be inadequate in foreign countries;

•	our competitors may produce competitive products or services that do not unlawfully infringe upon our intellectual property rights; and

•	we may be unable to successfully identify or prosecute unauthorized uses of our technology.

      As a result, we cannot assure you that our means of protecting our intellectual property rights and brands will be adequate. Furthermore, despite our efforts, third parties may violate, or attempt to violate, our intellectual property rights. Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources. In addition, we have not sought, and do not intend to seek, patent and other intellectual property protections in all foreign countries. In countries where we do not have such protection, products incorporating our technology may be lawfully produced and sold without a license.

We may be sued by third parties for alleged infringement of their proprietary rights.

      Companies that participate in the digital audio, consumer electronics, and entertainment industries hold a large number of patents, trademarks, and copyrights, and are frequently involved in litigation based on allegations of patent infringement or other violations of intellectual property rights. Intellectual property disputes frequently involve highly complex and costly scientific matters, and each party generally has the right to seek a trial by jury which adds additional costs and uncertainty. Accordingly, intellectual property contests, with or without merit, could be costly and time consuming to litigate or settle, and could divert management’s attention from executing our business plan. In addition, our technology and products may not be able to withstand any third-party claims or rights against their use. If we were unable to obtain any necessary license following a determination of infringement or an adverse determination in litigation or in interference or other administrative proceedings, we may need to redesign some of our products to avoid infringing a third party’s patent and could be required to temporarily or permanently discontinue licensing our products.

If we are unable to maintain and increase the amount of entertainment content released with DTS audio soundtracks, demand for the technology, products, and services that we offer to consumer electronics products manufacturers may significantly decline.

      We expect to derive a significant percentage of our revenues from the technology, products, and services that we offer to manufacturers of consumer electronics products. To date, the most significant driver for the use of our technology in the home theater market has been the release of major movie titles with DTS audio soundtracks. We also believe that demand for our DTS audio technology in emerging markets for multi-channel audio, including homes, cars, personal computers, and video games and consoles, will be based on the number, quality, and popularity of the audio DVDs, computer software programs, and video games released with DTS audio soundtracks. Although we have existing relations with many leading providers of movie, music, computer, and video game content, none of our existing contracts require these parties to develop and release content with DTS audio soundtracks. In addition, we may not be successful in maintaining existing relationships or developing relationships with other existing providers or new market entrants that provide content. As a result, we cannot assure you that a significant amount of content in movies, audio DVDs, computer software programs, video games, or other entertainment mediums will be released with DTS audio soundtracks. If the amount, variety, and popularity of entertainment content released with DTS audio soundtracks do not increase, consumer electronics products manufacturers that pay us per-unit licensing fees may discontinue offering DTS playback capabilities in the consumer electronics products that they sell.

If our DTS-CSS system for subtitles, captions, and descriptive narration for films is not adopted widely, our business may be harmed.

      Our DTS-CSS system for subtitles, captions, and descriptive narration for films is a key new product of ours. To date, sales and revenues from this system have been immaterial and we have limited experience to indicate whether or not this system will be widely adopted. Nonetheless, we have anticipated significant future sales of this system and our revenue and growth projections contemplate that it will generate significant future revenues. We have also entered into an agreement with a supplier of projection equipment for this system that obligates us to purchase a minimum of approximately $7.9 million in equipment over a two-year period ending in March 2004. Our remaining obligation under this purchase commitment was approximately $5.9 million at March 31, 2003. If we are unsuccessful in selling our DTS-CSS system, our future revenues will be lower than expected and we could be obligated to purchase projection equipment that we may be unable to re-sell at our cost or at all.

We have limited experience in licensing, re-mixing, marketing, and directly selling multi-channel audio content.

      Although we have established relations with a number of artists and music labels, we do not have any contractual agreements that require artists or music labels to provide us with music content to re-mix and release in our proprietary DTS audio format. Music companies may in the future be unwilling to license titles from their music catalogs to us. In addition, our audio content competes with other multi-channel formats, including Super Audio CD, which is a format developed jointly by Philips and Sony Corporation. As a result, we may have difficulty in obtaining rights to release a significant amount of audio content, and any content that we do release may not be commercially successful.

Declining retail prices for consumer electronics products could force us to lower the license fees we charge our customers.

      The market for consumer electronics products is intensely competitive and price sensitive. Retail prices for consumer electronics products that include our DTS audio technology, such as DVD players and home theater systems, have decreased significantly and we expect prices to continue to decrease for the foreseeable future. Declining prices for consumer electronics products could create downward pressure on the licensing fees we currently charge our customers who integrate our technology into the consumer electronics products that they sell and distribute. Most of the consumer electronics products that include our audio technology also include Dolby’s multi-channel audio. As a result of pricing pressure, consumer electronics products manufacturers could decide to exclude our DTS audio technology from their products altogether.

We have limited control over our customers’ and licensees’ decision to include our digital audio technology in their product offerings.

      We are dependent on our customers and licensees — including consumer electronics products manufacturers, semiconductor manufacturers, movie theaters, and producers and distributors of content for music, films, videos, and games — to incorporate our digital audio technology in their products, purchase our products and services, and release their content in our proprietary DTS audio format. Although we have license agreements with many of these companies, these license agreements do not require any minimum purchase commitments and are on a non-exclusive basis. Our customers and other licensees might not continue to utilize our technology in the future.

Our revenues from film producers and distributors and from the products and services that we offer to movie theaters would decline if the major U.S. film producers and distributors decrease the number of films they release with DTS audio soundtracks.

      Although all nine major film producers and distributors are customers of ours, we generally do not have contractual arrangements that require them to use our DTS audio technology. Our theatrical business depends on our having good relations with these film studios. A deterioration in our relationship with any of these film studios could cause these customers to stop using our DTS audio technology. Any significant decline in the release of motion pictures with DTS audio soundtracks would decrease the demand for and revenues from the playback products and services that we offer to movie theaters. In addition, other film studios throughout the world generally adopt the technologies used by the major U.S. film studios. Therefore, if the major U.S. film studios stop using our technology, we would not only lose the per-movie licensing fee we receive from these customers, but may also lose per-movie licensing fees from other film studios throughout the world.

If the movie industry adopts new digital cinema technology in place of current film technology, demand for our theatrical products and services could decline.

      The movie theater industry may transition from film-based media to electronic-based, or digital, media. If this transition occurs, we may be unable to meaningfully respond with competitive product offerings. In addition, if the film industry broadly adopts digital cinema, our technology and current product offerings could be rendered obsolete. In such an event, demand by movie theaters for our playback systems, cinema processors, and systems for subtitling, captioning, and descriptive narration would decline.

The movie theater industry has suffered and may continue to suffer from an oversupply of screens, which has affected and may continue to affect demand for the products and services we offer to movie theaters.

      Our theatrical business depends in part on the construction of new screens and the renovation of existing theaters that install our DTS playback systems and cinema processors. In recent years, aggressive building of megaplexes by companies that operate movie theaters has generated significant competition and resulted in an oversupply of screens in some domestic and international markets. The resulting oversupply of screens led to significant declines in revenues per screen and, eventually, to an inability by many major film exhibitors to satisfy their financial obligations. Several major movie theater operators have reorganized through bankruptcy proceedings, and many movie theaters have closed. As a result, our playback systems and cinema processors that we previously sold to movie theaters that have reorganized and closed have been relocated to other theaters or have been available for resale in the secondary market to movie theaters that might otherwise have purchased these products directly from us. If movie theater operators decide to close a significant number of screens in the future or cut their capital spending, demand for our playback systems and cinema processors will decline.

We are dependent on our management team and key technical employees, and the loss of any of them could harm our business.

      Our success depends, in part, upon the continued availability and contributions of our management team, particularly Jon Kirchner, our Chief Executive Officer, and W. Paul Smith, our Vice President of Research and Development. We also rely on the skills and talents of our engineering and technical personnel because of the complexity of our products and services. Several of our key engineers have been instrumental in the development of our technology. Important factors that could cause the loss of key personnel include:

•	our existing employment agreements with the members of our management team allow such persons to terminate their employment with us at any time;

•	we do not have employment agreements with a majority of our key engineering and technical personnel;

•	we do not maintain key-man life insurance on any of our employees;

•	significant portions of the stock options held by the members of our management team are vested; and

•	many of the stock options held by our executive officers provide for accelerated vesting in the event of a sale or change of control of our company.

      The loss of key personnel or an inability to attract qualified personnel in a timely manner could slow our technology and product development and harm our ability to execute our business plan.

We have a limited operating history in many of our key markets.

      Although the first movie with a DTS audio soundtrack was released in 1993, we did not enter the home theater market until 1996, and our technology has only recently been incorporated into other consumer electronics markets, such as car audio, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products. As a result, the demand for our technology, products, and services and the income potential of these businesses are unproven. In addition, because the market for digital audio technology is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Before investing in our common stock, you should consider the risks, uncertainties, and difficulties frequently encountered by companies in new and rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks.

Our technology and products are complex and may contain errors that could cause us to lose customers, damage our reputation, or incur substantial costs.

      Our technology or products could contain errors that could cause our products or technology to operate improperly and could cause unintended consequences. If our products or technology contain errors we could be required to replace them, and if any such errors cause unintended consequences we could face claims for product liability. Although we generally attempt to contractually limit our exposure to incidental and consequential damages, if these contract provisions are not enforced or are unenforceable for any reason, or if liabilities arise that are not effectively limited, we could incur substantial costs in defending and/or settling product liability claims.

Because we expect our operating expenses to increase in the future, we may not be able to sustain or increase our profitability.

      Although we have been in business since 1990, we have only achieved profits from our business operations in the last seven fiscal quarters. We expect our operating expenses to increase, as we, among other things:

•	expand our domestic and international sales and marketing activities;

•	increase our research and development efforts to advance our existing technology, products, and services and develop new technology, products, and services;

•	hire additional personnel, including engineers and other technical staff;

•	upgrade our operational and financial systems, procedures, and controls; and

•	assume the responsibilities of being a public company.

      As a result, we will need to grow our revenues in order to maintain and increase our profitability. In addition, we may fail to accurately estimate and assess our increased operating expenses as we grow.

We are subject to additional risks associated with our international operations.

      We market and sell our products and services outside the United States, and currently have employees located in China, England, Japan, Mexico, Northern Ireland, and Spain. Many of our customers and licensees are located outside the United States. As a key component of our business strategy, we intend to expand our international sales. We face numerous risks in doing business outside the United States, including:

•	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

•	tariffs, trade protection measures, import or export licensing requirements, trade embargos, and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	dependence on foreign distributors and their sales channels;

•	longer accounts receivable collection cycles and difficulties in collecting accounts receivable;

•	less effective and less predictable protection of intellectual property;

•	changes in the political or economic condition of a specific country or region, particularly in emerging markets;

•	fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange; and

•	potentially adverse tax consequences.

      Such factors could cause our future international sales to decline.

      Our business practices in international markets are also subject to the requirements of the Foreign Corrupt Practices Act. If any of our employees is found to have violated these requirements, we could be subject to significant fines and other penalties.

      Our international revenue is mostly denominated in U.S. dollars. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our technology, products, and services more expensive for international customers, which could cause them to decrease their purchases from us. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

We face risks in expanding our business operations in China.

      One of our key strategies is to expand our business operations in China. However, we may be unsuccessful in implementing this strategy as planned or at all. Factors that could inhibit our successful expansion into China include its historically poor recognition of intellectual property rights and poor performance in stopping counterfeiting and piracy activity. If we are unable to successfully stop unauthorized use of our intellectual property and assure compliance by our Chinese licensees, we could experience increased operational and enforcement costs both inside and outside China.

      Even if we are successful in expanding into China, we may be greatly impacted by the political, economic, and military conditions in China, Taiwan, North Korea, and South Korea. These countries have recently conducted military exercises in or near the other’s territorial waters and airspace. Such disputes may continue or escalate, resulting in economic embargos, disruptions in shipping, or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products.

The spread of severe acute respiratory syndrome may have a negative impact on our business and results of operations.

      The recent outbreak of severe acute respiratory syndrome, or SARS, which has had particular impact in China, Hong Kong, and Singapore, could have a negative effect on our operations. Our operations may be impacted by a number of SARS-related factors, including, among other things, disrupting operations at our consumer audio electronics and semiconductor manufacturer customers and delaying or preventing our expansion in China. If the number of SARS cases continues to spread to other areas, our international and domestic sales and operations could be harmed.

We depend on single suppliers, manufacturers, and distributors for some of our products, and the loss of any of these suppliers, manufacturers, or distributors could harm our business.

      We purchase a small number of parts from sole-source suppliers. In addition, our professional audio encoding devices and movie theater playback systems are manufactured according to our specifications by single third-party manufacturers. Because we have no direct control over these third-party suppliers and manufacturers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers or manufacturers are incapable of or unwilling to deliver the necessary parts or products, we may be unable to redesign our technology to work without such parts or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs, or quality control problems.

      In addition, we have entered into an agreement with a third party to serve as the sole distributor for our DTS Entertainment products in the United States and Canada. We have no direct control over this distributor and any problems with its performance may take time to identify and/or remedy, and any remedial measures that we take may be unsuccessful. In addition, if this distributor were to go out of business, as our last distributor did, or otherwise becomes incapable of continuing as our distributor, we could experience delays in distributing our DTS Entertainment products to the retail market in the United States and Canada, loss of inventory, and loss of revenue.

We rely on the accuracy of our customers’ manufacturing reports for reporting and collecting our revenues, and if these reports are untimely or incorrect, our revenues could be delayed or inaccurately reported.

      A significant percentage of our revenues are generated from our consumer electronics products manufacturer customers who license and incorporate our technology in their consumer electronics products. Under our existing arrangements, these customers pay us a per-unit licensing fee based on the number of consumer electronics products manufactured that incorporate our technology. We rely on our customers to accurately report the number of units manufactured in collecting our license fees, preparing our financial reports, projections, budgets, and directing our sales and product development efforts. Most of our license agreements permit us to audit our customers, but audits are generally expensive and time consuming and could harm our customer relationships. If any of our customer reports understate the number of products they manufacture, we may not collect and recognize revenues to which we are entitled.

A prolonged economic downturn could materially harm our business.

      Negative trends in the general economy, including trends resulting from actual or threatened military action by the United States and threats of terrorist attacks on the United States and abroad, could cause a decrease in consumer spending on entertainment in general. Any reduction in consumer confidence or disposable income in general may affect the demand for consumer electronics products that incorporate our digital audio technology, audio DVDs that we produce and distribute through our DTS Entertainment label, and demand by film studios and movie theaters for our theatrical products and services.

We may not successfully address problems encountered in connection with any future acquisitions.

      We expect to consider opportunities to acquire or make investments in other technologies, products, and businesses that could enhance our technical capabilities, complement our current products and services, or expand the breadth of our markets. We have not made any acquisitions or strategic investments to date, and therefore our ability as an organization to make acquisitions or strategic investments is unproven. Acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products, or business operations;

•	problems maintaining uniform standards, procedures, controls, and policies;

•	unanticipated costs associated with the acquisition, including accounting charges and transaction expenses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

      If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted, and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders would be diluted.

We may have difficulty managing any growth that we might experience.

      We expect to continue to experience growth in the scope of our operations and the number of our employees. If this growth continues, it will place a significant strain on our management team and on our operational and financial systems, procedures, and controls. Our future success will depend in part on the ability of our management team to manage any growth effectively. This will require our management to:

•	hire and train additional personnel in the United States and internationally;

•	implement and improve our operational and financial systems, procedures, and controls;

•	maintain our cost structure at an appropriate level based on the revenues we generate;

•	manage multiple, concurrent development projects; and

•	manage operations in multiple time zones with different cultures and languages.

      Any failure to successfully manage our growth could distract management’s attention, and result in our failure to execute our business plan. For instance, the establishment of our operations in Guangzhou, China has required significant time and attention from our management team. Any future growth could cause similar management challenges or create distractions.

We may experience seasonality in our business, which could cause our operating results to fluctuate.

      We have historically experienced moderate seasonality in our business due to our business mix and the nature of our products. In our consumer business, consumer electronics manufacturing activities are generally lowest in the first calendar quarter of each year, and increase progressively throughout the remainder of the year. Manufacturing output is generally strongest in the third and fourth quarters as our technology licensees increase manufacturing to prepare for the holiday buying season. Since recognition of revenues in our consumer business generally lags manufacturing activity by one quarter, our revenues and earnings from the consumer business are generally lowest in the second quarter. Film licensing revenues are generally strongest in the second and fourth quarters due to the abundance of movies typically released during the summer and year-end holiday seasons. The introduction of new products and inclusion of our technologies in new and rapidly growing markets can distort the moderate seasonality described above. Our revenues may continue to be subject to seasonal fluctuations in the future. Unanticipated fluctuations in seasonality could cause us to miss our earnings projections which could cause our stock price to decline.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

      The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	announcements of technological innovations or technology standards;

•	announcements of significant contracts by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	developments with respect to intellectual property rights;

•	the introduction of new products or product enhancements by us or our competitors;

•	the commencement of or our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	conditions and trends in technology industries;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

      In addition, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of technology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Because of their significant stock ownership, some of our existing stockholders will be able to exert control over us and our significant corporate decisions.

      Upon completion of this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding capital stock and their affiliates will, in the aggregate, beneficially own approximately 61% of our outstanding common stock, or no more than 59% if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring, or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover, or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

      We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers and directors, principal stockholders, employees, business associates, and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are aligned with management’s interests.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

      Presently, anticipated uses of the proceeds of this offering and our existing cash balances include:

•	redemption of our outstanding redeemable preferred stock and the payment of all accrued but unpaid dividends on such shares through the redemption date;

•	domestic and international selling and marketing;

•	research and development;

•	development of new business and potential acquisitions; and

•	other general corporate purposes.

      We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock may depress our stock price.

      After this offering, we will have 12,623,596 shares of common stock outstanding, or no more than 13,133,596 shares if the underwriters’ over-allotment is exercised in full. The 3,400,000 shares sold in this offering, or 3,910,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradeable without restriction or further registration under federal securities laws unless purchased by our affiliates.

The remaining 9,223,596 shares of common stock outstanding after this offering, based upon shares outstanding as of March 31, 2003, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

125,584	On the date of this prospectus
9,098,012	180 days after the date of this prospectus

      The above table assumes the effectiveness of the lock-up agreements under which holders of substantially all of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The table excludes warrants to purchase up to 2,176,380 shares of our common stock. As of the date of this prospectus, holders of warrants to purchase up to 87,087 of these warrant shares are not subject to a lock-up or other arrangement that would prevent the immediate sale of these shares if issued upon a cashless exercise.

      If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. After this offering, the holders of approximately 5,750,000 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock.

      In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering 1,882,580 shares of common stock issuable upon exercise of outstanding options under our stock plans and 1,616,170 shares of common stock reserved for future issuance under our equity incentive and employee stock purchase plans. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above, as well as the contractual lock-up agreements and market stand-off provisions that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

      The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute 97.1% of the total amount invested to date to fund our company based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and excluding amounts invested to acquire preferred stock that will be redeemed using proceeds from this offering, but will own only 26.9% of the shares of common stock outstanding after the offering, assuming the underwriters do not exercise their over-allotment option, and 30.5% of the shares of common stock outstanding after the offering if the underwriters do exercise in full their over-allotment option and our existing stockholders sell an aggregate of 330,936 of these shares, as currently contemplated.

      To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

      Our capital requirements will depend on many factors, including:

•	acceptance of, and demand for, our products and technology;

•	the costs of developing new products or technology;

•	the extent to which we invest in new technology and research and development projects;

•	the number and timing of acquisitions and other strategic transactions; and

•	the costs associated with our expansion, if any.

The proceeds from this offering together with our existing sources of cash and cash flows may not be sufficient to fund our activities. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products and services, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. This may materially harm our business, results of operations, and financial condition.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

      Our Restated Certificate of Incorporation and Restated Bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent; and

•	require advance written notice of stockholder proposals and director nominations.

      In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our Restated Certificate of Incorporation, Restated Bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our Board or initiate actions that are opposed by the then-current Board, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board could cause the market price of our common stock to decline.

FORWARD-LOOKING INFORMATION

      This prospectus contains forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “plan,” “intend,” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions, or expectations may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 3,400,000 shares of common stock that we are selling in this offering will be approximately $45.9 million, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders who propose to sell up to an aggregate of 330,936 shares of common stock to the underwriters in the event the underwriters exercise their over-allotment option. However, we will sell an additional number of shares of our common stock equal to the number of shares with respect to which the underwriters exercise their over-allotment option, if any, up to a maximum of 510,000 shares, less the number of shares sold by our stockholders, and will receive additional proceeds per share equal to the public offering price less underwriting discounts and commissions.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, and to facilitate our future access to the public equity markets. We intend to use approximately $21.3 million of the net proceeds of this offering to redeem all outstanding shares of our redeemable preferred stock and to pay all accrued but unpaid dividends on such shares through the date of redemption. This approximate $21.3 million amount represents the aggregate amount of payments made to redeem all 7,800,891 shares of our redeemable preferred stock outstanding at the original issuance price of $2.019 per share, plus accrued but unpaid dividends thereon accumulating at 8% per annum through October 24, 2002 and at 10% per annum from October 25, 2002 through the redemption date. We expect to use the remaining portion of the net proceeds from the offering for general corporate purposes, including working capital, research and development, geographic and market expansion, and sales and marketing efforts. We may also use the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, relating to audio, video, or entertainment or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment.

      The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations, and competition. We will retain broad discretion in the allocation and use of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next twelve months.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds, after the redemption of our outstanding redeemable preferred stock, to support our operations and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, and other factors as the board of directors may deem relevant.

CAPITALIZATION

      The following table summarizes our capitalization as of March 31, 2003:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants that will be exercised prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and to give effect to the sale of 3,400,000 shares of common stock at such assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and the redemption of all of our outstanding redeemable preferred stock immediately following the closing of this offering.

      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Securities,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2003

	Actual	Pro Forma

(In thousands, except share and per share data)
	(Unaudited)
Cash, cash equivalents, and short-term investments	$5,942	$30,572

Mandatorily redeemable preferred stock, $0.0001 par value; 10,000,000 shares authorized, actual; 7,800,891 shares issued and outstanding, actual; no shares issued and outstanding, pro forma	20,452	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.0001 par value; no shares authorized and no shares issued and outstanding, actual; 5,000,000 shares authorized, pro forma; no shares issued and outstanding, pro forma
Common stock, $0.0001 par value; 30,000,000 shares authorized, actual; 70,000,000 shares authorized, pro forma; 4,435,002 shares issued and outstanding, actual; 12,623,596 shares issued and outstanding, pro forma	1	1
Additional paid-in-capital	(603)	45,327
Accumulated deficit	(3,747)	(3,747)

Total stockholders’ deficit	(4,349)	41,581

Total capitalization	$16,103	$41,581

      The number of shares of common stock to be outstanding after this offering is based on 4,435,002 shares outstanding as of March 31, 2003, and includes the assumed issuance of 4,788,594 shares of common stock prior to the closing of this offering upon the automatic cashless exercise of outstanding warrants at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and excludes:

•	2,126,663 shares issuable upon exercise of outstanding warrants at an exercise price of $12.114 per share;

•	49,717 shares issuable upon exercise of outstanding warrants at an exercise price of $4.038;

•	1,882,580 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.22 per share;

•	187,221 shares available for future issuance as of March 31, 2003 under our existing equity incentive plans and an additional 1,428,949 shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering; and

•	7,800,891 shares of our redeemable preferred stock to be redeemed immediately following the closing of this offering.

      From April 1, 2003 to May 31, 2003, we issued an aggregate of 32,864 shares of common stock upon the exercise of warrants at an exercise price of $0.02 per share. In addition, during this same period, we granted options to purchase 15,500 shares of common stock at a weighted average exercise price of $12.16 per share.

DILUTION

      Our pro forma net tangible book value as of March 31, 2003 was approximately $(4.7) million, or approximately $(0.51) per share of our common stock. Pro forma net tangible book value per share is equal to the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding at March 31, 2003, after giving effect to the assumed issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the midpoint of the range on the cover of this prospectus. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering.

      After giving effect to our sale of the 3,400,000 shares offered in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and giving effect to the redemption of all outstanding shares of redeemable preferred stock immediately following the closing of this offering, our adjusted pro forma net tangible book value as of March 31, 2003 would have been approximately $41.2 million, or approximately $3.26 per share. This represents an immediate increase in pro forma net tangible book value of $3.77 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $11.74 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2003	$(0.51)
Increase per share attributable to new investors	3.77

Pro forma as adjusted net tangible book value per share after this offering		3.26

Dilution per share to new investors		$11.74

      If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share could increase to a maximum of $3.68 per share, and the pro forma dilution per share to new investors could be up to $11.83.

      The following table summarizes, on a pro forma basis as of March 31, 2003, after giving effect to the assumed issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants prior to the closing of this offering at an exercise price of $0.02 per share, the issuance of shares of our common stock in this offering at an assumed offering price to the public of $15.00 per share, the midpoint of the range on the cover of this prospectus, and the redemption of all outstanding shares of redeemable preferred stock immediately following the closing of this offering, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	9,223,596	73%	$1,500,000	3%	$0.16
New investors	3,400,000	27	51,000,000	97	$15.00

Total	12,623,596	100.0%	$52,500,000	100.0%

      If the underwriters exercise their over-allotment option in full and our existing stockholders sell an aggregate of 330,936 of these shares, as currently contemplated, our existing stockholders would own 69.5%

and our new investors would own 30.5% of the total number of shares of our common stock outstanding after this offering.

      The preceding discussion and tables above assume the issuance of 4,788,594 shares of common stock upon exercise of outstanding warrants that will be exercised prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the midpoint of the range on the cover of this prospectus and the redemption of all outstanding shares of redeemable preferred stock immediately following the closing of this offering. The preceding discussion and tables above further assume no exercise of the following options and warrants outstanding as of March 31, 2003:

•	2,126,663 shares issuable upon exercise of outstanding warrants at an exercise price of $12.114 per share;

•	49,717 shares issuable upon exercise of outstanding warrants at an exercise price of $4.038; and

•	1,882,580 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.22 per share.

      Because the exercise prices of the outstanding options and warrants are significantly below the assumed initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

      In the table below, we provide you with historical selected consolidated financial data of Digital Theater Systems, Inc. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999, and 2000 are derived from our audited consolidated financial statements for such periods and dates, which are not included in this prospectus. The consolidated statement of operations data for the years ended December 31, 2000, 2001, and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 are derived from, and qualified by reference to, our audited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2002 and 2003 and the consolidated balance sheet data as of March 31, 2003 are derived from, and qualified by reference to, our unaudited consolidated financial statements for such periods and dates, which are included elsewhere in this prospectus. The unaudited consolidated financial statements for such periods and dates have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information presented in those consolidated financial statements. It is important that you read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

						For the Three Months
	Years Ended December 31,					Ended March 31,

	1998	1999	2000	2001	2002	2002	2003

(In thousands, except share and per share data)						(Unaudited)
Consolidated Statement of Operations Data
Revenues:
Technology and film licensing	$7,089	$4,895	$14,605	$19,615	$31,906	$7,287	$10,124
Product sales and other revenues	14,360	17,945	10,457	9,133	9,150	2,130	1,632

Total revenues	21,449	22,840	25,062	28,748	41,056	9,417	11,756
Cost of goods sold:
Technology and film licensing	2,402	2,127	2,901	3,007	3,687	966	840
Product sales and other revenues	10,560	8,604	5,988	7,045	6,949	1,700	1,573

Total cost of goods sold	12,962	10,731	8,889	10,052	10,636	2,666	2,413

Gross profit	8,487	12,109	16,173	18,696	30,420	6,751	9,343
Operating expenses:
Selling, general and administrative	10,586	10,420	12,819	13,336	16,379	3,501	4,991
Research and development	2,750	2,947	2,984	3,603	3,754	830	1,170

Total operating expenses	13,336	13,367	15,803	16,939	20,133	4,331	6,161

Income (loss) from operations	(4,849)	(1,258)	370	1,757	10,287	2,420	3,182
Interest and other expense, net	157	146	469	580	349	61	67

Income (loss) before provision (benefit) for income taxes	(5,006)	(1,404)	(99)	1,177	9,938	2,359	3,115
Provision (benefit) for income taxes	—	—	—	(2,731)	3,688	879	1,086

Net income (loss)	(5,006)	(1,404)	(99)	3,908	6,250	1,480	2,029
Accretion and accrued dividends on preferred stock	(1,330)	(1,206)	(1,783)	(1,813)	(1,848)	(471)	(468)

Net income (loss) attributable to common stockholders	$(6,336)	$(2,610)	$(1,882)	$2,095	$4,402	$1,009	$1,561

						For the Three Months
	Years Ended December 31,					Ended March 31,

	1998	1999	2000	2001	2002	2002	2003

(In thousands, except share and per share data)						(Unaudited)
Net income (loss) attributable to common stockholders per common share:
Basic	$(1.48)	$(0.61)	$(0.44)	$0.49	$0.99	$0.23	$0.35

Diluted	$(1.48)	$(0.61)	$(0.44)	$0.23	$0.47	$0.11	$0.15

Weighted average shares used to compute net income (loss) attributable to common stockholders per common share:
Basic	4,282,919	4,282,919	4,294,378	4,295,419	4,432,408	4,295,419	4,424,071

Diluted	4,282,919	4,282,919	4,294,378	9,054,843	9,329,278	9,123,437	10,633,577

      See our consolidated financial statements and related notes for a description of the calculation of the historical net income (loss) attributable to common stockholders per common share and the weighted-average number of shares used in computing the historical per common share data.

	As of December 31,					As of March 31,

	1998	1999	2000	2001	2002	2003

(In thousands)						(Unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents, and short-term investments	$4,336	$2,176	$4,152	$6,858	$4,051	$5,942
Working capital	4,923	4,433	7,815	9,452	9,381	10,499
Total assets	13,113	12,686	15,176	21,707	25,779	25,918
Long-term obligations, less current portion	5,653	6,403	6,403	6,303	—	—
Mandatorily redeemable preferred stock	12,353	13,559	17,641	19,454	21,302	20,452
Total stockholders’ deficit	(9,848)	(12,458)	(12,950)	(10,855)	(6,315)	(4,349)

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a leading provider of high-quality digital multi-channel audio technology, products, and services for entertainment markets worldwide. Multi-channel audio, commonly referred to as surround sound, provides more than two-channels of audio, allowing the listener to simultaneously hear discrete sounds from multiple speakers. Our DTS digital multi-channel audio technology delivers compelling surround sound for the motion picture and consumer electronics markets.

      We manage our business through two reportable segments — our theatrical business and our consumer business. Historically, we have derived a majority of our revenues from the theatrical business. Beginning in our year ended December 31, 2001, however, we have derived a majority of our revenues from our consumer business.

      In our consumer business, we derive revenues from licensing our audio technology, trademarks, and know-how under agreements with substantially all of the major consumer audio electronics manufacturers. Our business model provides for these manufacturers to pay us a per-unit amount for DTS-enabled products that they manufacture. We also derive revenues from licensing our technology to consumer semiconductor manufacturers. Through our DTS Entertainment label, we derive revenues from the sale of music titles in our digital multi-channel format.

      In the theatrical market, we derive revenues from sales of our playback equipment and cinema processors to movie theaters and special venues. In addition, we sell encoding and duplication services to film producers and distributors for the creation of digital multi-channel motion picture soundtracks. We also derive revenues from the sale of systems and encoding services for subtitling, captioning, and descriptive narration.

      We present revenues in our consolidated financial statements and in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as derived from (1) technology and film licensing and (2) product sales and other revenues. Our technology and film licensing revenues are derived from each of our consumer and theatrical business segments. Revenues from technology licensing in connection with our consumer business segment include revenues derived from licensing our audio technology, trademarks, and know-how to consumer electronics, personal computer, video game and console, digital satellite and cable broadcast, and professional audio companies as well as to semiconductor manufacturers. Revenues from technology and film licensing in connection with our theatrical business segment include revenues derived from film licensing and services that we provide to film studios for the production of soundtracks in our digital multi-channel format. Our product sales and other revenues also are derived from each of our consumer and theatrical business segments. Revenues from product sales and other revenues in connection with our consumer business segment include revenues derived from sales of music titles that we produce in our digital multi-channel format and sales of our professional audio products and services. Revenues from product sales and other revenues in connection with our theatrical business segment include revenues derived from sales of our digital playback systems, cinema processor equipment, and subtitling systems to movie theaters and special venues.

      Our cost of goods sold consists primarily of amounts paid for products and materials, salaries and related benefits for production personnel, depreciation of production equipment, and payments to third parties for licensing technology and copyrighted material.

      Our selling, general, and administrative expenses consist primarily of salaries, commissions, and related benefits for personnel engaged in sales, corporate administration, finance, human resources, information systems, legal, and operations, and costs associated with promotional and other selling activities. Selling, general, and administrative expenses also include professional fees, facility-related expenses, and other general corporate expenses.

      Our research and development costs consist primarily of salaries and related benefits for research and development personnel, engineering consulting expenses associated with new product and technology development, and quality assurance and testing costs. Research and development costs are expensed as incurred.

      In our consumer business, we have a licensing team that markets our technology directly to large consumer electronics products manufacturers and semiconductor manufacturers. This team includes employees located in the United States, China, England, Japan, and Northern Ireland. We sell music content released under our DTS Entertainment label through distributors. In the United States and Canada, Navarre Corporation is our exclusive distributor of DTS Entertainment label products to major national retail accounts. We also employ consultants to coordinate sales to independent retailers. We are in the process of establishing distribution channels internationally. We expect that distribution in Europe and Asia will be handled through an established distributor located in each territory. We also sell this music directly to consumers through an online store and other web-based retailers. We intend to expand the number of retail outlets that carry our products and broaden our distribution network worldwide.

      In our theatrical business, our post-production department, senior management, and liaison offices market our products and services directly to individual film producers and distributors worldwide. We sell our digital multi-channel playback systems to movie theaters through a direct sales force and a network of independent dealers. To date, most of our sales and marketing efforts have been focused in the United States and Canada, Western Europe, and in targeted markets in Asia and Latin America. We have also begun to focus our efforts on pursuing theater companies that have a large concentration of movie theaters in selected foreign countries such as India, China, and Eastern Europe.

      At March 31, 2003, we had outstanding two series of mandatorily redeemable preferred stock (“preferred stock”), collectively totaling 7,800,891 shares. Our shares of preferred stock are not convertible into common stock, but are redeemable at the original issuance price of $2.019 per share plus dividends accumulating at 8% per annum through October 24, 2002 and 10% per annum from October 25, 2002 through the redemption date of May 24, 2004. The carrying amount of the preferred stock is being increased by periodic accretions and dividend accruals, and reduced for dividend payments, so that the amount reflected in the balance sheet will equal the anticipated mandatory redemption amount at the redemption date. The accretions and dividends were $1.8 million for each of the years ended December 31, 2000, 2001 and 2002. For the three months ended March 31, 2003, the accretion and accrued dividend amounts were $468,000 and dividends paid amounted to $1.3 million. The carrying amount of preferred stock was $21.3 million at December 31, 2002 and $20.5 million at March 31, 2003. Each outstanding share of preferred stock will be redeemed from the cash proceeds of this offering.

      The consolidated statement of operations data for the three months ended March 31, 2002 and 2003, the consolidated balance sheet data as of March 31, 2003, and other financial data as of March 31, 2003 and for the three months ended March 31, 2003 are unaudited.

Segment and Geographic Information

      Our reportable segment and geographic information is as follows (in thousands):

	Revenues by Segment

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$15,082	$13,507	$15,399	$3,516	$3,480
Consumer business	9,980	15,241	25,657	5,901	8,276

Total revenues	$25,062	$28,748	$41,056	$9,417	$11,756

	Gross Profit by Segment

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$7,686	$6,437	$6,517	$1,552	$1,554
Consumer business	8,487	12,259	23,903	5,199	7,789

Total gross profit	$16,173	$18,696	$30,420	$6,751	$9,343

	Income (Loss) From Operations by Segment

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$(876)	$(2,345)	$(2,425)	$(372)	$(1,193)
Consumer business	1,246	4,102	12,712	2,792	4,375

Total income from operations	$370	$1,757	$10,287	$2,420	$3,182

	Revenues by Geographic Region

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
United States	$13,764	$10,707	$10,224	$2,705	$2,678
International	11,298	18,041	30,832	6,712	9,078

Total revenues	$25,062	$28,748	$41,056	$9,417	$11,756

      The following table sets forth, for the periods indicated, long-lived assets by geographic region in which we hold assets (in thousands):

	Long-Lived Assets

				As of
	As of December 31,			March 31,

	2000	2001	2002	2003

				(Unaudited)
United States	$3,030	$3,072	$3,244	$3,226
International	200	309	297	308

Total long-lived assets	$3,230	$3,381	$3,541	$3,534

Results of Operations

      The following table sets forth our results of operations expressed as a percentage of total revenues:

				For the Three
	For the Years Ended			Months Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Revenues:
Technology and film licensing	58.3%	68.2%	77.7%	77.4%	86.1%
Product sales and other revenues	41.7	31.8	22.3	22.6	13.9

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of goods sold:
Technology and film licensing	11.6	10.5	9.0	10.3	7.1
Product sales and other revenues	23.9	24.5	16.9	18.0	13.4

Total cost of goods sold	35.5	35.0	25.9	28.3	20.5

Gross profit	64.5	65.0	74.1	71.7	79.5
Operating expenses:
Selling, general and administrative	51.1	46.4	39.9	37.2	42.4
Research and development	11.9	12.5	9.1	8.8	10.0

Total operating expenses	63.0	58.9	49.0	46.0	52.4

Income from operations	1.5	6.1	25.1	25.7	27.1

Interest and other expense, net	1.9	2.0	0.9	0.6	0.6

Income (loss) before provision (benefit) for income taxes	(0.4)	4.1	24.2	25.1	26.5
Provision (benefit) for income taxes	0.0	(9.5)	9.0	9.4	9.2

Net income (loss)	(0.4)%	13.6%	15.2%	15.7%	17.3%

Comparison of Three Months Ended March 31, 2003 and 2002

Revenues

      Total revenues for the three months ended March 31, 2003 increased 25% to $11.8 million from $9.4 million for the three months ended March 31, 2002. The increase in revenues in 2003 primarily resulted from a 39% increase in technology and film licensing revenues to $10.1 million in the first quarter of 2003 from $7.3 million for the prior year period. The increase in revenues from technology and film licensing was attributable to a 45% growth in revenues from consumer electronics licensing, driven by a rapid increase in the number of DVD-based home entertainment systems that incorporate DTS technology, such as audio/video receivers, DVD players, and home-theater-in-a-box systems. Our film licensing revenues grew 21% from the first quarter of 2002 to the first quarter of 2003 due primarily to revenues generated from increases in the number of U.S. films released, foreign language dubbed versions of major U.S. films, and foreign original-version films released with a DTS soundtrack. Product sales and other revenues declined by 23% to $1.6 million for the three months ended March 31, 2003 from $2.1 million in the prior year period. We believe that our customers have delayed purchases of our DTS 6D audio playback systems in anticipation of the release of our new XD-10 Cinema Media Player, which was announced in February 2003 for shipment in June 2003.

      Revenues from our consumer business totaled $8.3 million for the quarter ended March 31, 2003, an increase of 40% from $5.9 million in the first quarter of the prior year. The increase in revenues was driven by the growth in consumer electronics technology licensing as described above. Theatrical revenues were

$3.5 million for the three months ended March 31, 2003, essentially flat with the prior year period, as the growth in film licensing revenues described above offset the decline in audio playback hardware revenues.

     Gross Profit

      Gross profit improved to 79% of revenues for the three months ended March 31, 2003, from 72% for the three months ended March 31, 2002. The increase is due to changes in the mix of licensing and product revenues, as higher-margin technology and film licensing comprised 86% of revenues in the first quarter of 2003, up from 77% of revenues in the prior year period.

      Gross profit associated with technology and film licensing revenues improved to 92% for the quarter ended March 31, 2003 from 87% in the prior year period. The margin improvement resulted from a favorable change in the mix of higher margin technology licensing revenues and film licensing revenues caused by the rapid growth in consumer electronics licensing as described above. Gross profit associated with product sales and other revenues declined to 4% in the quarter ended March 31, 2003 from 20% in the prior year quarter. The decrease is primarily due to lower than expected overall product sales and other revenues, which caused fixed overhead costs to be spread over a smaller revenue base.

      Gross profit for our consumer business improved to 94% of revenues for the quarter ended March 31, 2003, from 88% in the prior year’s first quarter. The increase is due to the rapid growth of higher margin technology licensing revenues. Theatrical business gross profit increased slightly to 45% for the quarter ended March 31, 2003 from 44% in the prior year period due primarily to a shift in the mix of revenues between higher-margin film licensing and hardware sales. Film licensing revenues comprised 66% of theatrical revenues in the first quarter of 2003, up from 54% for the first quarter of 2002.

Selling, General, and Administrative

      Selling, general, and administrative expenses increased 43% to $5.0 million for the quarter ended March 31, 2003, compared to $3.5 million in the prior year quarter. The increase is primarily due to increased headcount, advertising and promotion related to new product introductions, and costs associated with compliance, protection, and enforcement activities relating to our intellectual property. In addition, expenses related to stock-based compensation and warrants to purchase common stock totaled $400,000 for the quarter ended March 31, 2003. As a percentage of total revenues, selling, general, and administrative expenses were 42% for the quarter ended March 31, 2003, up from 37% in the prior year quarter.

Research and Development

      Research and development expenses increased to $1.2 million for the three months ended March 31, 2003, compared to $830,000 for the three months ended March 31, 2002. The increase is primarily due to increased labor costs caused by ordinary-course salary increases and increased headcount associated with new product initiatives and the optimization of our Coherent Acoustics technology for new consumer electronics applications. As a percentage of total revenues, research and development expenses were 10% in the quarter ended March 31, 2003, up from 9% in the prior year quarter. We expect quarterly research and development expenses in 2003 to increase in absolute dollars relative to the prior year quarters.

Income Taxes

      Income tax expense totaled $1.1 million for the quarter ended March 31, 2003, representing an effective tax rate of 35%, down from 37% for the quarter ended March 31, 2002. Our effective tax rate reflects the full federal and state statutory rates on U.S. taxable income net of available tax credits, combined with taxes expected to be paid by our wholly owned subsidiaries in lower tax jurisdictions such as the United Kingdom, China, and the British Virgin Islands. The reduction in our effective tax rate year-to-year was due to an increase in taxable income of our non-U.S. subsidiaries as a percentage of consolidated taxable income.

Comparison of Years Ended December 31, 2002 and 2001

Revenues

      Total revenues for the year ended December 31, 2002 increased 43% to $41.1 million from $28.7 million in the prior year. The increase in revenues in 2002 primarily resulted from a 63% increase in technology and film licensing revenues to $31.9 million for the year ended December 31, 2002 from $19.6 million for the prior year. The increase in revenues from technology and film licensing was attributable to an 83% growth in revenues from consumer electronics licensing, driven by a rapid increase in the number of DVD-based home entertainment systems that incorporate DTS technology, such as audio/ video receivers, DVD players, and home-theater-in-a-box systems. Our film licensing revenues grew 21% from 2001 to 2002 due primarily to revenues generated from an increase in both the number of foreign language dubbed versions of films released by major studios and the number of foreign original-version films produced with a DTS soundtrack. Product sales and other revenues remained relatively constant at $9.1 million and $9.2 million for each of the years ended December 31, 2001 and 2002, respectively, as increased sales of our core cinema processor and audio playback equipment were substantially offset by a $0.5 million decline in revenues from our digital multi-channel music discs. Theatrical hardware sales grew by approximately 27% from 2001 to 2002, representing the first growth in our theatrical hardware sales since 1998, as many major North American movie theater chains began to emerge from bankruptcies in 2000 and 2001 and sales of our products outside of North America improved. We believe the decline in music disc revenues to $0.8 million in 2002 from $1.3 million in 2001 was caused primarily by the bankruptcy of our previous music distributor.

      Revenues from our consumer business totaled $25.7 million for the year ended December 31, 2002, an increase of 68% from $15.2 million in the prior year. The increase in revenues was driven by the growth in consumer electronics technology licensing as described above. Theatrical revenues were $15.4 million for the year ended December 31, 2002, up 14% from $13.5 million in the prior year. Growth in theatrical revenues was due to a combination of the growth in audio hardware and film licensing revenues described above, which were partially offset by declines in service, repair, and other miscellaneous theatrical business revenues, which decreased 27% for the year ended December 31, 2002 to $1.7 million.

Gross Profit

      Gross profit improved to 74% of revenues for the year ended December 31, 2002, from 65% in the prior year. The increase is due to changes in the mix of licensing and product revenues, as higher-margin technology licensing comprised 78% of revenues for the year ended December 31, 2002, up from 68% of revenues for the prior year.

      Gross profit associated with technology and film licensing revenues improved to 88% for the year ended December 31, 2002 from 85% in the prior year. The margin improvement resulted from a favorable change in the mix of higher margin technology licensing revenues and film licensing revenues. Gross profit associated with product sales and other revenues improved slightly to 24% for the year ended December 31, 2002 from 23% in the prior year. The increase is primarily due to a less than 1% increase in overall product sales and other revenue, which allowed fixed overhead costs to be spread over the larger revenue base.

      Gross profit for our consumer business improved to 93% of revenues for the year ended December 31, 2002, from 80% in the prior year. The increase is due to the rapid growth of higher margin technology licensing revenues. Theatrical business gross profit declined to 42% for the year ended December 31, 2002 from 48% in the prior year due primarily to a shift in the mix of revenues between higher-margin film licensing and hardware sales. Hardware sales comprised 33% of theatrical revenues in 2002, up from 29% in 2001.

Selling, General, and Administrative

      Selling, general, and administrative expenses increased 23% to $16.4 million for the year ended December 31, 2002, compared to $13.3 million in the prior year. The increase is primarily due to increased headcount, occupancy costs, and costs associated with compliance, protection, and enforcement activities relating to our intellectual property. Selling, general, and administrative headcount increased by 25%, or 18 people in 2002, including four in the United States, seven in the United Kingdom, and seven in China and other territories. As a percentage of total revenues, selling, general, and administrative expenses were 40% for the year ended December 31, 2002, down from 46% for the prior year. The decline as a percentage of revenues was caused primarily by our rapid revenue growth, which outpaced our expected growth in selling, general, and administrative expenses. We expect selling, general, and administrative expenses to continue to increase in absolute dollars in the future as a result of continued expansion of our global sales, marketing, and administrative infrastructure in support of a broader technology and product portfolio, and continued intellectual property compliance, protection, and enforcement activities.

Research and Development

      Research and development expenses increased to $3.8 million for the year ended December 31, 2002, compared to $3.6 million for the prior year. The increase is primarily due to increased labor costs caused by ordinary-course salary increases and increased headcount associated with new product initiatives and the optimization of our Coherent Acoustics technology for new consumer electronics applications. Research and development headcount increased from 28 at December 31, 2001 to 32 at December 31, 2002. As a percentage of total revenues, research and development expenses were 9% in the year ended December 31, 2002, down from 13% in the prior year. The decline as a percentage of revenues was caused primarily by our rapid revenue growth, which outpaced our expected growth in research and development spending. We expect research and development expenses to increase in absolute dollars in the future as we continue to develop and expand our technology, product offerings, and intellectual property portfolio.

Interest and Other Expense, Net

      Interest and other expense, net, decreased $231,000 or 40% to $349,000 for the year ended December 31, 2002. The decrease is primarily due to repayments of bank borrowings, which resulted in reduced interest expense.

Income Taxes

      Management continually evaluates our deferred tax assets to determine whether it is “more likely than not” that the deferred tax assets will be realized. In the evaluation of the potential realization of deferred tax assets, management considers projections of future taxable income and the reversal of temporary differences. In the year ended December 31, 2001, based on this review process, we recorded an income tax benefit of $2.7 million, as it was determined that it was “more likely than not” that certain of our deferred tax assets would be realized, which necessitated a reduction in the related valuation allowance. In the year ended December 31, 2002, income taxes totaled $3.7 million, representing an effective tax rate of 37%. Our effective tax rate reflects the full federal and state statutory rates on U.S. taxable income net of available tax credits, combined with taxes expected to be paid by our wholly owned subsidiary in the United Kingdom. In addition, our evaluation of foreign deferred tax assets at December 31, 2002 resulted in a reduction in the valuation allowance for such assets, thereby reducing income tax expense by $120,000.

Comparison of Years Ended December 31, 2001 and 2000

Revenues

      Revenues increased 15% to $28.7 million for the year ended December 31, 2001, compared to $25.0 million for the prior year. The growth in revenues resulted from a 34% increase in technology and film licensing revenues, driven primarily by a substantial increase in sales of home theater systems, audio/

video receivers, and other DVD-based systems containing DTS technology. Partially offsetting the increase in licensing revenues was a 13% decline in product sales and service revenues caused by ongoing weakness in the U.S. and international theatrical exhibition markets, as many of the major exhibitors underwent financial restructurings throughout 2000 and 2001, which resulted in reduced theatrical hardware sales.

      Revenues for our consumer business increased 53% for the year ended December 31, 2001 to $15.2 million, compared to $10.0 million for the prior year. The increase in revenues was driven by the growth in consumer electronics technology licensing. Theatrical revenues decreased 10% for the year ended December 31, 2001 to $13.5 million, compared to $15.1 million in the prior year. The decline in theatrical revenues was due primarily to a substantial reduction in audio hardware sales caused by the financial difficulties of North American movie theaters. Partially offsetting the decline in hardware sales was a 34% increase in film licensing, service, repair, and other theatrical revenues.

Gross Profit

      Gross profit associated with technology and film licensing revenues improved to 85% for the year ended December 31, 2001 from 80% in the prior year. The margin improvement resulted from a favorable change in the mix of higher-margin technology licensing revenues and film licensing revenues. Gross profit associated with product sales and other revenues declined to 23% for the year ended December 31, 2001 from 43% in the prior year. The decrease is primarily due to a 13% decrease in overall product sales and other revenues, which caused fixed overhead costs to comprise a larger percentage of the related revenue base.

      Gross profit for our consumer business declined to 80% of revenues for the year ended December 31, 2001 from 85% for the prior year. The decline was primarily due to amortization of production costs related to our digital multi-channel music discs and costs associated with the release and shipment of encoding equipment to content creators, such as music studios, to encourage creation of DTS-encoded content. Theatrical business gross profit declined to 48% of revenues for the year ended December 31, 2001 from 51% for the prior year. This decline was primarily due to a decline in hardware sales, which resulted in a higher percentage of fixed costs which could not be eliminated ratably with the decline in shipments.

      Despite the declines in margins in both the consumer and theatrical businesses, the overall gross profit remained constant at 65% because revenues for our higher-margin consumer business increased to 53% of total revenues for the year ended December 31, 2001 from 40% in the prior year.

Selling, General, and Administrative

      Selling, general, and administrative expenses increased to $13.3 million, or 46% of revenues, for the year ended December 31, 2001 from $12.8 million, or 51% of revenues, in the prior year. The increase in absolute dollars was primarily attributable to increased personnel costs and promotional expenses to support our expansion in the home theater market and into new markets such as car audio, broadcast, and video games.

Research and Development

      Research and development expenses were $3.6 million for the year ended December 31, 2001 compared to $3.0 million in the prior year. As a percentage of total revenues, research and development expenses were 13% for the year ended December 31, 2001 and 12% for the year ended December 31, 2000. The increase in absolute dollars and as a percentage of total revenues was due primarily to increased personnel associated with new product initiatives and the optimization of our Coherent Acoustics technology for new consumer electronics applications.

Interest and Other Expense, Net

      Interest and other expense, net, increased to $580,000 for the year ended December 31, 2001 from $469,000 in the prior year. The increase was primarily due to increased financing costs incurred in 2001.

Income Taxes

      For the year ended December 31, 2001, we recorded an income tax benefit of $2.7 million. For the year ended December 31, 2000, we did not recognize any tax benefits from our deferred tax assets based on our evaluation of potential realization at December 31, 2000.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, estimates are evaluated, including those related to revenue recognition, allowance for doubtful accounts, inventories, deferred taxes, impairment of long-lived assets, product warranty, and contingencies and litigation. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

      We apply the following critical accounting policies in the preparation of our consolidated financial statements:

•	Revenue Recognition. Revenues from the sale of audio playback systems are recorded upon shipment, assuming title and risk of loss has transferred to the customer, we have no significant obligations remaining, prices are fixed or determinable, and collection of the related receivable is reasonably assured. The licensing, encoding and duplication of motion picture soundtracks for use in our playback systems is undertaken under arrangements with major film studios. Revenues arising from the licensing and duplication of soundtracks are recognized upon completion, assuming prices are fixed or determinable, we have no significant obligations remaining, and collection of the related receivable is reasonably assured.

Revenues from licensing audio technology, trademarks, and know-how is generated from licensing agreements with consumer electronics products manufacturers that generally pay a per-unit license fee for products manufactured under those license agreements. Licensees generally report manufacturing information within 30 to 60 days after the end of the quarter in which such activity takes place. Consequently, we recognize revenue from these licensing agreements on a three-month lag basis, generally in the quarter following the quarter of manufacture, provided amounts are fixed or determinable and collection is reasonably assured. Use of this lag method allows for the receipt of licensee royalty reports prior to the recognition of revenue.

Revenues from the sale of digital multi-channel audio and video content are recorded upon shipment to retail accounts or end customers, assuming title and risk of loss has transferred, prices are fixed or determinable, we have no significant obligations remaining, and collection of the related receivable is reasonably assured.

We provide for returns on product sales based on historical experience and adjust such reserves as considered necessary. To date, there have been no significant sales returns.

•	Allowance for Doubtful Accounts. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our allowances for doubtful accounts at December 31, 2001 and 2002 amounted to $550,000 and $437,000, respectively, and $530,000 at March 31, 2003.

•	Inventories. Inventory levels are based on projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can result in excess and/or obsolete inventories. On an ongoing basis, inventories are reviewed and written down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Estimates could be influenced by sudden declines in demand due to economic downturns, rapid product improvements, and technological changes. Our inventory reserves at December 31, 2001 and 2002 amounted to $242,000 and $351,000, respectively, and $436,000 at March 31, 2003.

•	Deferred Taxes. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2002 and March 31, 2003, we have evaluated our deferred tax assets and liabilities and we have determined that no valuation allowance is necessary. Should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

•	Impairment of Long-Lived Assets. We periodically assess potential impairments of our long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business; and significant negative industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, we have not had an impairment of long-lived assets.

•	Product Warranty. We generally warrant our products against defects in materials and workmanship for one year after sale and provide for estimated future warranty costs at the time revenues are recognized. Our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting product failures. Should actual product failure rates, material usage, or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Our warranty reserves at December 31, 2001 and 2002 amounted to $36,000 and $52,000, respectively, and $45,000 at March 31, 2003.

•	Commitments and Contingencies. We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, “Accounting for Contingencies”, and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Liquidity and Capital Resources

      Since our inception, we have financed our operations through sales of redeemable preferred stock, borrowings under bank line of credit arrangements and, more recently, internally generated cash flows. At

March 31, 2003, we had no outstanding borrowings under our bank facility, which expires on June 30, 2004. Availability under this facility is variable up to $10.0 million and was $7.2 million at March 31, 2003 pursuant to an availability formula that is based on cash, cash equivalents, short-term investments, 80% of eligible accounts receivable, and 20% of inventory balances (up to a maximum of $1.0 million). The facility requires us to comply with the following restrictive financial covenants:

•	capital expenditures cannot exceed $2.0 million per fiscal year;

•	we must maintain a consolidated current ratio in excess of 1.2:1.0;

•	consolidated tangible net worth must equal or exceed the sum of $6.5 million plus 75% of net income accumulated from April 10, 2002;

•	consolidated debt (excluding mandatorily redeemable preferred stock) to consolidated tangible net worth ratio may not exceed 1.9:1.0;

•	the sum of cash, cash equivalents and marketable securities must exceed $2.0 million at each quarter-end; and

•	consolidated net income for any consecutive six-month period must be greater than zero.

The facility is collateralized by substantially all of our assets. Interest rates under this facility range from the bank’s prime rate less 0.5% to prime rate plus 1% (3.75% to 5.25% at December 31, 2002). Through March 31, 2003, we have raised $14.7 million in cash through the sale of mandatorily redeemable preferred stock. These shares are redeemable at the original issuance price of $2.019 per share plus dividends accumulating at 8% per annum through October 24, 2002 and 10% per annum from October 25, 2002 through the redemption date of May 24, 2004.

      Net cash used in operating activities was $732,000 for the year ended December 31, 2000, and net cash provided by operating activities was $3.7 million and $4.6 million, respectively, for the years ended December 31, 2001 and 2002. For the three months ended March 31, 2002 and 2003, net cash provided by operating activities was $1.0 million and $3.5 million, respectively. The improvement in cash flows from operations is primarily a result of increases in net income in 2001, 2002, and through March 31, 2003.

      We use cash in investing activities primarily to purchase office equipment, fixtures, computer hardware and software, engineering and manufacturing test and certification equipment, for securing patent and trademark protection for our proprietary technology and brand name, and to purchase short-term investments such as bank certificates of deposit. Cash used in investing activities totaled $982,000, $939,000, and $3.2 million, respectively, in the years ended December 31, 2000, 2001, and 2002. In 2002, $2.1 million was used for the purchase of short-term investments. For the three months ended March 31, 2002 and 2003, net cash used in investing activities was $151,000 and $258,000, respectively.

      Net cash flows provided by financing activities totaled $3.7 million for the year ended December 31, 2000 and cash used in financing activities totaled $100,000 and $6.3 million for the years ended December 31, 2001 and 2002, respectively. Cash flows from financing activities consist primarily of bank borrowing repayments and cash received from redeemable preferred stock sales. Since 1994, we have maintained a bank line of credit. Borrowings under this line of credit were $6.4 million throughout 2000 and $6.3 million for most of the year ended December 31, 2001. In June 2002, we began using cash flows generated from operations to pay down the outstanding balance under the line of credit and ultimately paid off the entire outstanding balance in November 2002. In January 2000, we issued 1,857,355 shares of redeemable preferred stock for net proceeds of $3.7 million. In February 2003, we paid cash dividends to our preferred stockholders amounting to $1.3 million.

      At December 31, 2002 and March 31, 2003, we had no material commitments other than purchase commitments in the ordinary course of business and obligations under our non-cancellable lease agreements and redeemable preferred stock agreements.

      Future payments due under lease obligations and redeemable preferred stock agreements as of December 31, 2002 are described below (in thousands):

		Mandatorily
		Redeemable
	Non-Cancelable	Preferred Stock
	Operating Leases	Agreements	Total

2003	$433	$1,318	$1,751
2004	410	22,542	22,952
2005	404	—	404
2006	401	—	401
2007	210	—	210
2008 and thereafter	—	—	—

	$1,858	$23,860	$25,718

      In addition to the above noted commitments, we are party to a supply agreement that expires in March 2004, pursuant to which we had future purchase obligations of $6.1 million at December 31, 2002 and $5.9 million at March 31, 2003. We believe that we will utilize the committed amount in the normal course of business. We have no other material off-balance-sheet obligations.

      We believe that our cash and short-term investments, funds available under our existing bank line of credit facility, and cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next twelve months. We will use a portion of the proceeds from this offering to redeem all outstanding shares of our redeemable preferred stock. See “Use of Proceeds.” Beyond the next twelve months, additional financing may be required to fund working capital and capital expenditures. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

Quarterly Results of Operations

      The following table sets forth the unaudited quarterly results of operations for each of the nine quarters ended March 31, 2003, as well as the same data expressed as a percentage of our total revenues for the periods indicated. This information includes all adjustments management considers necessary for the fair presentation of such data. The information for each quarter is unaudited and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. The results of historical periods are not necessarily indicative of results for any future period.

      Generally, consumer electronics manufacturing activities are lowest in the first calendar quarter of each year, and increase progressively throughout the remainder of the year. The third and fourth quarters are typically the strongest in terms manufacturing output as our technology licensees increase their manufacturing output to prepare for the holiday buying season. Since recognition of revenues in our consumer business generally lags manufacturing activity by one quarter, our revenues and earnings are generally lowest in the second quarter. Film licensing revenues are typically strongest in the second and fourth quarters due to the abundance of movies typically released during the summer and year-end holiday seasons. In general, the introduction of new products and inclusion of DTS technologies in new and rapidly growing markets can have a material effect on quarterly revenues and profits, and can distort the moderate seasonality described above.

	For the Three Months Ended

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(Unaudited, in thousands)
Revenues:
Technology and film licensing	$3,589	$3,906	$5,453	$6,667	$7,287	$6,237	$6,949	$11,433	$10,124
Product and other revenues	2,336	2,407	2,180	2,210	2,130	2,143	2,514	2,363	1,632

Total revenues	5,925	6,313	7,633	8,877	9,417	8,380	9,463	13,796	11,756
Cost of goods sold:
Technology and film licensing	661	610	973	762	966	967	882	872	840
Product sales and other revenues	1,270	2,178	1,359	2,239	1,700	1,608	2,208	1,433	1,573

Total cost of goods sold	1,931	2,788	2,332	3,001	2,666	2,575	3,090	2,305	2,413

Gross profit	3,994	3,525	5,301	5,876	6,751	5,805	6,373	11,491	9,343
Operating expenses:
Selling, general and administrative	3,281	3,053	3,277	3,725	3,501	4,211	4,136	4,531	4,991
Research and development	826	972	828	977	830	1,031	865	1,028	1,170

Total operating expenses	4,107	4,025	4,105	4,702	4,331	5,242	5,001	5,559	6,161

Income (loss) from operations	(113)	(500)	1,196	1,174	2,420	563	1,372	5,932	3,182
Interest and other expense, net	137	92	79	272	61	33	6	249	67

Income (loss) before provision (benefit) for income taxes	(250)	(592)	1,117	902	2,359	530	1,366	5,683	3,115
Provision (benefit) for income taxes	7	2	—	(2,740)	879	197	509	2,103	1,086

Net income (loss)	$(257)	$(594)	$1,117	$3,642	$1,480	$333	$857	$3,580	$2,029

	For the Three Months Ended

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(Unaudited, in thousands)
Percentage of Total Revenues
Revenues:
Technology and film licensing	60.6	61.9	71.4	75.1	77.4	74.4	73.4	82.9	86.1
Product and other revenues	39.4	38.1	28.6	24.9	22.6	25.6	26.6	17.1	13.9

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold:
Technology and film licensing	11.2	9.7	12.8	8.6	10.3	11.5	9.3	6.3	7.1
Product sales and other revenues	21.4	34.5	17.8	25.2	18.0	19.2	23.4	10.4	13.4

Total cost of goods sold	32.6	44.2	30.6	33.8	28.3	30.7	32.7	16.7	20.5

Gross profit	67.4	55.8	69.4	66.2	71.7	69.3	67.3	83.3	79.5
Operating expenses:
Selling, general and administrative	55.4	48.3	42.9	42.0	37.2	50.3	43.7	32.8	42.4
Research and development	13.9	15.4	10.8	11.0	8.8	12.3	9.1	7.5	10.0

Total operating expenses	69.3	63.7	53.7	53.0	46.0	62.6	52.8	40.3	52.4

Income (loss) from operations	(1.9)	(7.9)	15.7	13.2	25.7	6.7	14.5	43.0	27.1
Interest and other expense, net	2.3	1.5	1.1	3.0	0.6	0.4	0.1	1.8	0.6

Income (loss) before provision (benefit) for income taxes	(4.2)	(9.4)	14.6	10.2	25.1	6.3	14.4	41.2	26.5
Provision (benefit) for income taxes	0.1	0.0	0.0	(30.8)	9.4	2.3	5.3	15.3	9.2

Net income (loss)	(4.3)%	(9.4)%	14.6%	41.0%	15.7%	4.0%	9.1%	25.9%	17.3%

      Revenues for the quarters presented above were impacted by the seasonality factors noted above and have generally increased quarter to quarter as a result of continuing growth in our consumer electronics licensing revenues. This continuing growth is a result of increases in manufacturing activity, including increased consumer demand for home theater products, use of our technology in new product categories, and increases in the number of consumer electronics licensees.

      Revenues increased 46% in the quarter ended December 31, 2002 as compared with the quarter ended September 30, 2002 due to an increase in our licensing revenues from consumer electronics product manufacturers as discussed above and $2.4 million in consumer electronics licensing revenues from a single customer related to the finalization of a licensing negotiation covering the period from January 1, 2000 to September 30, 2002.

      Selling, general, and administrative expenses increased 13.7% in the quarter ended December 31, 2001. A significant portion of this increase was related to an increase in our allowance for doubtful accounts based on our assessment of accounts receivable balances during the quarter. The remainder of the increase was related to annual salary increases in October.

      Selling, general, and administrative expenses increased 20.3% in the quarter ended June 30, 2002 as a result of several factors, including additional bad debt expenses related to the bankruptcy of our former music distributor, increased occupancy costs, and increased salary expenses resulting from increased headcount.

      Research and development expenses increased 24.2% in the quarter ended June 30, 2002 as a result of non-recurring engineering charges incurred in connection with the development of our DTS-CSS system. Research and development expenses increased in the quarter ended December 31, 2002 as a result of annual salary increases in October 2002 and increased staffing levels in support of our new product initiatives.

      Interest and other expense, net increased in the quarters ended December 31, 2001 and December 31, 2002 as a result of increased financing commitment fees expensed in the fourth quarters of each year.

      Benefit for income taxes increased in the quarter ended December 31, 2001 as a result of our reassessment of the recoverability of our deferred tax assets as being more likely than not and the resulting release of a significant portion of our valuation allowance. Fluctuations in the provision for income taxes between the quarters is a result of changes in our income (loss) before income taxes for the corresponding quarter.

Quantitative and Qualitative Disclosure About Market Risk

      Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At December 31, 2002, we did not have any balances outstanding under our bank line of credit arrangement; however, the amount of outstanding debt at any time may fluctuate and we may from time to time be subject to refinancing risk.

      We derive more than half of our revenues from sales outside the United States, and maintain research, sales, marketing, or business development offices in six countries. Therefore, our results could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions. The risks of our international operations are mitigated in part by the extent to which our revenues are denominated in U.S. dollars and accordingly we are not exposed to significant foreign currency risk on these items. We do have limited foreign currency risk on certain revenues and operating expenses such as salaries and overhead costs of our foreign operations and a small amount of cash maintained by these operations. However, we believe this exposure is limited.

Recently Issued Accounting Standards

      In June 2001, the Financial Account Standards Board (“FASB”) issued SFAS Nos. 141 and 142, “Business Combinations” and “Goodwill and Other Intangible Assets,” respectively. SFAS No. 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001 and prohibits the use of the pooling of interests method for combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Under SFAS No. 142, goodwill will be tested annually or whenever events or circumstances occur indicating that goodwill might be impaired. In addition, amortization of goodwill, including goodwill from past business combinations, will cease. Adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on our financial position, results of operations, or cash flows.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Because we do not have asset retirement obligations, the adoption of SFAS No. 143 did not have a material impact on our financial position, results of operations, or cash flows for the three months ended March 31, 2003.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is applicable for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of APB Opinion No. 30, “Reporting the Results of Operations.” This Statement also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a temporarily controlled subsidiary. As we are not presently contemplating any disposal of long-lived assets, the adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations, or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring).” The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Earlier adoption of SFAS No. 146 is encouraged. We are not contemplating any exit or disposal activities and accordingly, SFAS No. 146 did not have a material impact on the financial position, results of operations or cash flows for the three months ended March 31, 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition Disclosure — an amendment of FAS 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We intend to continue to account for stock-based compensation to employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. We have made certain disclosures required by SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002 and will begin making the additional disclosures required by SFAS No. 148 in the first quarter of 2003. Accordingly, adoption of SFAS No. 148 will not impact our financial position, results of operations, or cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. We adopted the disclosure requirements of this interpretation that were effective on December 31, 2002. The recognition provisions of the interpretation are effective in 2003 and are applicable only to guarantees issued or modified after December 31, 2002. We have not issued or modified any such guarantees and accordingly the interpretation did not have a material impact on our financial position, results of operations, or cash flows for the three months ended March 31, 2003.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management believes that adoption of EITF Issue No. 00-21 will not have an impact on the Company’s consolidated financial statements.

BUSINESS

Company Overview

      We are a leading provider of high-quality digital multi-channel audio technology, products, and services for entertainment markets worldwide. Multi-channel audio, commonly referred to as surround sound, allows listeners to hear discrete sounds simultaneously through more than two speakers. Our DTS digital multi-channel audio technology delivers compelling surround sound and is frequently described as the top performing surround sound technology by authoritative sources such as Widescreen Review and AudioRevolution.com in their reviews of products featuring multi-channel audio.

      We were founded in 1990 and received a key strategic investment in 1993 from investors, including Universal City Studios, Inc. The first DTS audio soundtrack was created for the release of Steven Spielberg’s Jurassic Park in 1993. From this initial release, we developed a technology and marketing platform for the development of digital multi-channel audio solutions for the motion picture, home theater, and other consumer markets.

      We provide products and services to film studios, production companies, and movie theaters to produce, release, and play back digital multi-channel film soundtracks. We currently license our sound technology to all major film distributors in the United States, including 20th Century Fox, Buena Vista Pictures, and Warner Bros. Pictures, and many international distributors. Most major feature films currently released in the United States include a DTS soundtrack. Our playback systems have been installed in over 20,000 movie theaters worldwide.

      In 1996, we launched our consumer business, in which we license our technology to consumer electronics products manufacturers for inclusion in products such as audio/video receivers, DVD players, and home theater systems. The consumer products market has since grown to become the largest segment of our business. To date, we have entered into licensing agreements with substantially all of the major consumer audio electronics manufacturers in the world, including Pioneer Corporation, Sony Corporation, and Yamaha Corporation. We also license our technology to many major consumer semiconductor manufacturers, including Cirrus Logic, Inc., Yamaha Corporation, and Zoran Corporation. Our technology, trademarks, and know-how have been incorporated in more than 100 million consumer electronics products worldwide.

      Our technology and products have won awards in each of our markets, including:

•	a Scientific and Engineering Oscar Award from the Academy of Motion Picture Arts and Sciences for our DTS playback system;

•	a Blue Ribbon Award from EQ Magazine voting our Coherent Acoustics algorithm the best product at the 103rd Audio Engineering Society Convention; and

•	the Best DVD Audio Disc Award for Queen: A Night at the Opera from the Fifth Annual DVD Awards.

      We develop, market, license, and sell our proprietary technology, products, and services for the following markets:

Consumer Markets:

•	Home theater and consumer electronics entertainment devices such as audio/video receivers and DVD players.

•	Emerging markets for digital multi-channel audio such as homes, cars, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products.

•	Professional audio products and services for encoding and decoding digital multi-channel content in our proprietary format.

•	Music titles in our digital multi-channel format.

Theatrical Markets:

•	Audio and subtitling products and services for film producers and distributors to produce movie soundtracks and subtitles in our proprietary format.

•	Systems for audio playback of multi-channel soundtracks and for subtitling, captioning, and descriptive narration for movie theaters and special venues.

      Regardless of the entertainment application that incorporates our technology, we provide high-quality digital audio delivery technology and branding for product manufacturers, content providers, and movie theaters. As the transition from stereo to multi-channel audio continues, we believe we are well-positioned to grow our licensing and product businesses worldwide. Our goal is to become essential to the ultimate entertainment experience by incorporating our technology into every device that manages or controls high-quality digital audio.

Industry Background

      Over the past 15 years, two trends have greatly impacted the entertainment industry: the transition from analog to digital entertainment content, and technological advancements in digital coding, transmission, signal processing, and optical storage. These trends helped create a technical foundation for the widespread adoption of digital multi-channel audio for many forms of entertainment.

Adoption and Growth of Digital Multi-Channel Audio in the Motion Picture Industry

      Movie soundtracks were originally presented in mono, or one-channel, audio. In the mid-1970s, stereo was introduced. Stereo consists of two channels and presents sound through discrete left and right speakers. Stereo was followed by matrix technology that allowed an inexpensive two-track system to bring surround sound to a large number of movie theaters. However, the audio quality and channel separation were limited.

      In the early 1990s, the listening experience of movie audiences was significantly enhanced through the introduction of digital multi-channel surround sound technology. This format, commonly known as 5.1, combined high-quality audio with full separation in five channels: left, center, right, left surround, right surround, and a channel dedicated to low frequency effects known as a subwoofer. Digital discrete surround sound enables movie directors and producers to create a more enveloping and realistic entertainment environment. Many filmmakers recognized the ability of multi-channel audio to enhance the entertainment experience and promoted its widespread adoption.

      Digital multi-channel audio is now an industry standard audio format for feature films. Today, all of the major film studios in the United States, and an increasing number of international film studios, release their feature films with digital multi-channel soundtracks. In 2002, over 127 major feature films were released in the United States with a DTS digital multi-channel soundtrack.

      Informa Media Group, in its November 2002 publication entitled “Global DVD: Facts and Forecasts,” estimates that in 2002 there were approximately 148,000 movie theater screens worldwide, and the Motion Picture Association, in its publication entitled “U.S. Entertainment Industry: 2002 MPA Market,” estimates that in 2002 there were approximately 35,000 screens in the United States and Canada. As film studios have increasingly released films with digital multi-channel soundtracks, many movie theaters have purchased and installed digital multi-channel playback systems and cinema processor equipment for both newly constructed and retrofitted movie theaters. A number of other venues also utilize digital multi-channel playback systems and cinema processor equipment to enhance the entertainment experience. These venues include large-screen format theaters, amusement parks, national parks, and museums.

Proliferation of Home Theater Systems

      Consumer demand for digital multi-channel capable home theater systems has been fueled by:

•	the extensive adoption of digital multi-channel audio in movie theaters;

•	declining prices for DVD players, audio/video receivers, and home-theater-in-a-box systems;

•	the superior quality and feature sets of DVDs; and

•	the widespread availability of DVDs released with digital multi-channel soundtracks.

      According to the DVD Entertainment Group website at dvdinformation.com, annual sales of DVDs surpassed annual sales of prerecorded videocassettes for the first time in 2001. Understanding & Solutions, in its March 2003 quarterly briefing, estimates that as of December 31, 2002, 38% of U.S. households owned a DVD-Video player, a figure that is expected to grow to over 79% by the end of 2005.

      Home theater systems generally consist of a DVD-Video player, a digital multi-channel audio/video receiver, five speakers, and a subwoofer. Home-theater-in-a-box systems are increasingly offered to consumers as an all-in-one home theater package for ease of use and installation. Understanding & Solutions, in its March 2003 quarterly briefing, estimates that by the end of 2005 over 43% of U.S. households and over 36% of Western European households will own at least one home theater system.

Development of Robust New Markets for Digital Multi-Channel Sound

      Digital multi-channel sound is extending into a growing number of consumer electronics environments, including homes, cars, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products.

      Manufacturers of home audio products, music labels, and recording artists have recognized that a substantial market opportunity exists for digital multi-channel home audio systems and digital multi-channel music content. Currently, there are multiple formats for CD- and DVD-based digital multi-channel audio content, many of which support our format. Understanding & Solutions, in its March 2003 quarterly briefing, estimates that the combined U.S. market for high-resolution digital multi-channel audio content will grow from 1.2 million units in 2002 to 99.0 million units in 2005.

      Car audio, personal computer, and video game console manufacturers are increasingly incorporating digital multi-channel audio capability into their products. Surround sound technology is also incorporated into portable electronics applications, such as palm-top DVD players, which allow listeners to enjoy a simulated surround sound experience using headphones. These markets represent significant growth opportunities as content providers and consumers become familiar with the capability of digital multi-channel audio to enhance the entertainment experience.

      The digital satellite and cable broadcast markets may represent significant opportunities for digital multi-channel audio. Understanding & Solutions, in its March 2003 quarterly briefing, estimates that digital satellite or digital cable was installed in approximately 37% of U.S. households at the end of 2002, projected to grow to 67% by the end of 2005, and in approximately 16% of Western European households at the end of 2002, projected to grow to 32% by the end of 2005. A significant market opportunity may exist in all sectors of this market including broadcast hardware, television set-top-boxes, and televisions.

Market Opportunity for Digital Multi-Channel Music Content

      Digital multi-channel music can provide an enhanced experience to music listeners, just as home theater products now provide for home video. With the 360-degree sound-field created by digital multi-channel technology, musicians and mixing engineers are now able to create a far more compelling and realistic listening experience. With this technology, an artist can create an audio experience that virtually places the listener on stage with the band, in the front rows of the audience, at the conductor’s stand, or in the back of the concert hall. In addition, digital multi-channel music creates new revenue and profit opportunities for artists and music labels by allowing them to license content to third parties or release new or existing content in a digital multi-channel format. The music industry has faced many well-publicized challenges in recent years. The industry has experienced declining revenues, due in part to piracy, challenges associated with physical distribution, competition from low-priced alternative entertainment such as DVDs, and reliance on blockbuster pop acts. Partly as a result of these business challenges, many music labels are increasingly willing to license their music properties to companies that desire to release digital multi-channel music.

Markets for Other Digital Technologies in the Motion Picture Industry

      The motion picture industry faces growing global demand for motion pictures that feature subtitles, captions, or descriptive narration. This demand is a combined result of the expansion of the motion picture business in international markets and increasing political and social pressure to provide access to the motion picture experience for the hearing and visually impaired. Film distributors and theater owners are increasingly seeking a means to address this demand in a cost-effective manner.

      Traditionally, subtitles or captions were permanently imprinted, etched, or overlayed directly onto the film. These are expensive processes that limit the utility of any individual film print and increases costs as film distributors are required to produce multiple versions of the same movie to support various languages. Movie theaters also incur additional costs related to managing multiple film prints. We believe a significant market opportunity is developing for digital technologies that provide a flexible, cost-effective solution for subtitling, captioning, and descriptive narration. Advanced solutions can provide for two different delivery methods: closed captioning, in which a single moviegoer uses an assistance device to view the text or hear the narrative audio, and open captioning, which allows everyone in the theater to view the text or hear the narrative audio.

The DTS Solution

      Our proprietary DTS digital audio system provides moviegoers with a high-quality, digital multi-channel audio experience. Film studios and production companies use our technology and services to encode the soundtracks of their films using our proprietary digital multi-channel sound format. Theater owners purchase and use our products to play back DTS encoded soundtracks through six or more discrete speakers.

      Our competitors imprint their proprietary digital multi-channel audio data directly onto the film. This can result in audio degradation or failure from repetitive use or handling. By contrast, we use a dual-medium system whereby we store audio information on CD-ROM discs, which are synchronized to the motion picture film by the use of our proprietary timecode. The timecode is printed on the film, which enables the correlation of single or multiple events, such as audio, light, or motion, to an individual frame of film. By placing audio data on CD-ROM discs rather than directly on film, we ensure reliable high-quality playback that is not subject to film wear or subsequent audio degradation. Our system enables theater operators easily to change audio tracks or languages by swapping the audio discs rather than changing film prints — a process that can take several hours. The CD-ROM also allows much more data capacity, and consequently higher audio quality, than data-on-film systems.

      In 1996, we introduced our Coherent Acoustics technology to bring advanced digital audio entertainment to the home. Coherent Acoustics is an audio compression/ decompression algorithm, or codec, which enables the encoding and decoding of audio tracks in the DTS digital multi-channel sound format. The design architecture of our technology allows us to scale or adapt, adding features or performance while maintaining backward compatibility with earlier implementations of the technology. The encoding process reduces the storage space or transmission bandwidth required for the audio information, while maximizing the quality of the sound. The audio information can then be stored on a digital medium, such as a DVD, or transmitted over a broadband connection or broadcast signal. The encoded content can be played back on digital audio electronics products equipped with a DTS Coherent Acoustics decoder, such as a DVD-based home theater system.

      The performance and flexibility of our Coherent Acoustics technology enables easy implementation in a variety of consumer electronics products. We believe that DTS Coherent Acoustics decoders were incorporated in more than 92% of the audio/ video receivers that were sold in the United States in 2002 and have been incorporated in more than 23 million audio/ video devices worldwide. Our core technology has also been incorporated into sound systems used in homes, cars, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products.

      The adoption of digital multi-channel audio depends on the availability of compelling content, along with the devices required to play it. Accordingly, we provide products and services to filmmakers, recording artists, producers, and software developers to make it easy to create audio content in our proprietary digital multi-channel format. We have also entered the content-creation market directly through our DTS Entertainment label to further ensure the availability of high-quality digital multi-channel audio content.

      We strive to evolve and develop our technology on an ongoing basis. For example, to offer an enhanced experience for existing and new stereo content, we have developed our Neo:6 matrix technology. This technology provides simulated multi-channel playback from stereo content and has been incorporated into home theater, home audio, portable electronics, and our movie theater products. In the future, we expect this technology to be incorporated into car audio systems as well.

Our Business Strategy

      Our goal is to become essential to the ultimate entertainment experience by incorporating our technology into every device that manages or controls high-quality digital audio. Key elements of our strategy include the following:

Drive Proliferation of High-Quality Digital Multi-Channel Audio in New and Growing Markets Through Effective Licensing Strategies

      We intend to actively promote the adoption of our technology into markets for home audio components and systems, car audio systems, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products. We identify leading device manufacturers and content providers and pursue licensing arrangements for these and other emerging markets for high-quality digital audio.

      We have implemented this strategy to date by entering into agreements to incorporate our technology into a number of consumer products with:

•	Funai Electric Co. Ltd, Pioneer Corporation, and Sony Corporation, among other manufacturers of digital multi-channel home audio components and systems;

•	Clarion Co. Ltd., Fujitsu Ten, Ltd., and Panasonic Corporation, among other after-market car audio system manufacturers, for car audio and video entertainment systems;

•	Activision Inc. and Electronic Arts Inc. for titles for Sony’s PlayStation 2 video game platform;

•	Creative Labs Inc., Cyberlink Corporation, and Intervideo Inc. for software-based DVD players, soundcards, and speaker solutions for personal computers; and

•	Panasonic Corporation, Samsung Electronics Co. Ltd, Toshiba Corporation, and others for palm-top DVD players.

      We believe that as additional manufacturers and content providers adopt our technology, we will continue to expand our market penetration in new and emerging markets for digital audio solutions.

Expand Our Global Presence

      We believe we can broaden and deepen our relationships with customers and accelerate the worldwide adoption of our technology by expanding our global sales, distribution, and support network, and by locating personnel close to our customers. In addition to our corporate headquarters in California, we have employees based in China, England, Japan, Mexico, Northern Ireland, and Spain.

      We intend to continue to expand worldwide sales of our digital playback systems to movie theaters and the licensing of our technology to film producers and distributors. We plan to focus on highly populated yet under-served markets such as Asia and the developing regions of Europe.

Leverage Our Premium Brand Name to Enhance Our Market Position

      We believe that the prominent use of our technology in movie theaters has increased the awareness of our premium brand with consumers, and in turn, has helped drive the early adoption of our decoders in consumer electronics devices such as DVD players and audio/ video receivers. We also believe our presence in the consumer electronics space is helping to fuel additional demand by consumers for the DTS experience in movie theaters.

      We plan to capitalize on our brand awareness and strong market position in both the theatrical and consumer electronics markets to drive the continued adoption of our technology in existing and emerging consumer electronics markets. We believe that by offering a consistent, high-quality, branded listening experience we can increase market penetration in each of our target markets.

Continue to Support the Creation and Widespread Availability of Premium Digital Multi-Channel Audio Content

      We believe that the widespread availability of digital multi-channel audio content is critical to the broad adoption of our technology. We employ a three-tier strategy to accelerate the creation of digital multi-channel audio content in which we:

•	sell our hardware-based encoders directly to content providers, enabling them to directly produce digital multi-channel audio content in our format;

•	license our encoding technology to professional audio and professional/ consumer audio product manufacturers who in turn incorporate DTS encoding capabilities into their products; and

•	produce digital multi-channel music content directly through our DTS Entertainment label.

      We believe that digital multi-channel music in our DTS format provides recording artists, music labels, and music retailers with the opportunity to sell premium, differentiated audio content. These digital multi-channel music releases can provide artists, music labels, and retailers with new sales from existing music libraries.

Continue to Develop and Expand Our Technology, Product Offerings, and Intellectual Property Portfolio

      We intend to continue to develop and expand our technology, product offerings, and intellectual property portfolio. Toward this end, as of March 31, 2003, we have 26 engineers who are dedicated to developing and expanding our proprietary technology for emerging digital audio markets. In addition, we have in the past committed, and intend to commit in the future, significant resources for research and development. In 2002, we allocated approximately $3.8 million, or 19% of our total budget, for research and development and we anticipate spending a similar percentage of our total budget for research and development in 2003.

      We also intend to work closely with our major consumer electronics products manufacturer and film studio customers to evolve our proprietary technology and product offerings based on our customers’ plans for development and expansion. By maintaining and developing these relationships, we intend to increase market penetration of our technology and product offerings and create additional revenue opportunities.

Products and Services

      We segment our business into the consumer markets and theatrical markets.

Consumer Markets

      In the consumer markets, we provide technology that enables digital multi-channel surround sound for home theater, home audio, and other emerging segments of the consumer markets. Our Coherent Acoustics technology was designed for the consumer electronics market. This proprietary technology enables delivery of up to 16 channels of discrete digital audio but typically provides from two to seven channels. Coherent Acoustics enables consumers to experience high-quality surround sound in their homes or other listening environments.

      We license our Coherent Acoustics technology to consumer electronics products manufacturers through two licensing channels. First, we license our software developer kits to semiconductor manufacturers who embed our decoding software into their digital signal processor chips. In turn, these semiconductor manufacturers sell DTS-enabled chips only to hardware manufacturers who have entered into consumer manufacturer licenses with us. As part of the licensing terms for both semiconductor and hardware manufacturer licensees, we typically receive fees for access to our developer kits and for our certification, prior to sale, of the quality and performance of their products. Our business model provides for us to receive a per-unit royalty for hardware products manufactured containing our technology.

      Consumer electronics products manufacturers can also design their products to support the passing of a DTS bitstream to another device, such as an audio/ video receiver, that contains a DTS decoder. We refer to this pass-through capability as DTS Digital Out. Only devices equipped with a Coherent Acoustics decoder can play back digital multi-channel audio encoded in our format. Like our hardware licensees, our DTS Digital Out trademark licensees typically pay us fees for access to our developer kits and for our certification, prior to sale, of the quality and performance of their products. Our business model provides that we receive per-unit royalties for products manufactured containing our trademark.

      DTS-enabled audio decoders are embedded in popular home theater products including audio/ video receivers, DVD players, and home-theater-in-a-box systems. Our technology is also embedded and supported in new and emerging consumer electronics products that use digital multi-channel audio, including home audio systems, car audio devices, personal computers, video games and consoles, portable electronics devices, and digital satellite and cable broadcast products. Through March 31, 2003, our decoders have been embedded in more than 23 million audio/ video devices.

      We also market products and services for the creation of digital multi-channel audio content and we produce digital multi-channel audio content. We sell professional audio encoding devices to professional audio equipment dealers. We license our encoding technology to professional and professional/ consumer product manufacturers who in turn sell the products to content owners and post-production facilities enabling them to produce and release audio and audio/ video products containing DTS digital multi-channel soundtracks. These content owners include home video producers and distributors, individual music artists, and music labels. We also produce digital multi-channel audio content directly through our DTS Entertainment label by licensing popular titles from successful industry artists and re-mixing and releasing digital multi-channel versions of these music titles.

Home Theater

      We have historically derived nearly all of our consumer market revenue from licensing our technology for incorporation into home theater products. These products include:

•	Audio and Audio/ Video Receivers. Embedded DTS decoders enable these products to decode digital multi-channel audio.

•	DVD-Video Players. Incorporation of DTS Digital Out capabilities enables these devices to play DTS digital multi-channel DVD discs, DVD-Video discs, and 5.1 Music Discs. In addition, some DVD players contain DTS decoding capability.

•	DVD Universal Players. These products offer the same functionality as DVD-Video players but also provide the ability to play DVD-Audio discs.

•	Home-Theater-in-a-Box Systems. All-in-one home theater packages typically consist of a DVD player, audio/ video receiver, five speakers, and a sub-woofer.

New and Emerging Segments of the Consumer Markets

      The high quality and flexibility of our Coherent Acoustics algorithm provides for a variety of alternative applications. We are expanding into new and emerging markets for consumer electronics and entertainment products that incorporate high-quality digital multi-channel audio, including:

•	Home Audio Systems. Home-based systems that are designed to play digital multi-channel music.

•	Car Audio Systems. Currently, most major after-market car audio manufacturers sell, or have products planned for release that include our digital multi-channel audio technology. We expect many automobile manufacturers to introduce factory-installed digital multi-channel audio systems within the next few years. Toyota of Japan currently offers a DTS-equipped digital multi-channel sound system as a factory-installed option for two vehicles. We anticipate that several other automobile manufacturers will soon release vehicles that will incorporate our technology.

•	Personal Computers. We have licensed our technology for incorporation into both hardware and software products for the personal computer. In the hardware market, we have licensed our decoding technology to a number of hardware peripherals manufacturers who incorporate our technology into sound cards and speaker systems. In the software market, we have licensed our decoding technology to two of the leading software-based DVD player providers, Cyberlink Corporation and Intervideo Inc., who have incorporated our technology into some of their products.

•	Video Games and Consoles. We believe that the addition of interactive digital multi-channel audio to video games will enable a level of realism not provided by conventional audio systems and represents a significant enhancement to the quality of the gaming experience. We intend to license our technology for inclusion into gaming hardware and software applications. In the video game hardware market, Sony Corporation’s PlayStation 2 supports our interactive digital multi-channel sound technology when connected to a DTS-capable audio/video receiver. In the game software market, we have entered into licensing relationships with several major game publishers to incorporate our digital multi-channel encoding technology into their PlayStation 2 games.

•	Portable Electronics Devices. Our technology is incorporated into some portable electronics devices, such as portable DVD players. Portable devices include camcorders, portable disc players, and music archival devices. We intend to aggressively pursue incorporation of our technology into other portable electronics devices such as camcorders, portable disc players, and music archival devices for stereo and simulated multi-channel playback via headphones.

•	Digital Satellite and Cable Broadcast Products. Our technology has recently been adopted by the European Broadcasting Union’s Digital Video Broadcast Project as one of several formats for digital multi-channel audio delivery. This standards group sets digital cable, satellite, and terrestrial broadcast standards for international markets including Europe. We are actively working with other relevant standards organizations for the inclusion of our technology. Such inclusion would enable us to pursue the incorporation of our technology into broadcast hardware, set-top-boxes, and televisions. To date, we have licensed our trademarks and decoding technology for incorporation into television set-top boxes.

New Technologies for Existing and Emerging Consumer Markets

      We continue to evolve and develop our technology for the consumer market. Our Neo:6 matrix technology provides simulated multi-channel play back from stereo, or two-channel, content. This technology increasingly is being incorporated into home theater systems, home audio systems, and portable electronics devices. We expect this technology to be incorporated into car audio systems and broadcast products in the future. This technology provides us with new revenue opportunities from existing and new customers.

Audio Content

      To support the adoption of our technology, we sell, license, and provide professional audio products and services for encoding and decoding digital multi-channel content in our format. We also produce, market, and sell music titles in our digital multi-channel format under our DTS Entertainment label.

      Professional Audio Products and Services. We sell, license, and provide a variety of professional audio products and services for content creators. The ultimate customers for these products are recording artists, music labels, and post-production facilities. The following table lists the professional audio products and services that we currently provide:

Product or Service	Description

CAE-4 Mastering Encoder and CAD-4 Professional Decoder	Complementary encode and decode systems for creating and monitoring digital multi-channel soundtracks in the DTS format for DVDs, CDs, and other digital media.

Software Encoder	Software encoding system for audio tools providers.

DTS Encoding Service	Content providers create a digital multi-channel master audio mix and provide it to us for encoding.

      DTS Entertainment Label. We re-mix and produce a wide variety of digital multi-channel music content. We license this content and pay a royalty based on the number of discs sold. We have released over 145 titles, from artists in different genres of music including classical, jazz, country, pop, rock, and others. These releases include works from classical composers such as Handel and Tchaikovsky, and titles by artists such as Diana Krall, Herb Alpert, Vince Gill, Lyle Lovett, The Eagles, Queen, Sting, and Bonnie Raitt.

      Under our DTS Entertainment label, we sell the following products:

•	5.1 Music Discs. Our 5.1 Music Discs play in DVD players that are connected to a DTS-capable 5.1 playback system. Due to our patent coverage, we are the only company able to produce 5.1 Music Discs, although we have licensed, and may continue to license, the right to produce 5.1 Music Discs in the future. We have released over 115 titles in this format.

•	DVD-Audio Discs. DVD-Audio is a relatively new and growing format for music presentation. Our DVD-Audio discs are fully compatible with both DVD-Audio players and DVD-Video players.

•	OEM/ Commercial Bundling. We provide major consumer electronics products manufacturers targeted digital multi-channel content, which they bundle with their product offerings to highlight a particular feature or capability and to enhance the perceived value of their product.

Theatrical Markets

      In our theatrical business segment, we sell products and services to producers and distributors of feature length films and to movie theaters and special venues.

Products and Services for Film Producers and Distributors

      For film producers and distributors, we license technology to encode a movie’s audio master into our digital multi-channel format and provide audio CD-ROMs for distribution with film prints to movie theaters. To facilitate synchronization to the film print, we provide the studios with equipment and the right to produce a timecode track which is printed on the film. The discs and the film print have corresponding electronic serial numbers to ensure playback of the correct soundtrack.

Products for Movie Theaters and Special Venues

      Digital Audio Playback Systems. In order for a movie theater to play a DTS-encoded soundtrack, the theater must use one of our audio playback systems. These systems are rack-mounted products installed in movie theater projection booths. These playback systems are sold in several configurations that support analog and digital audio play back, and other audio management and theater automation functions.

      We sell similar products and services to special venues such as large-format theaters, amusement parks, national parks, and museums. We believe we are a leading supplier in this market due to our high quality and reliability and because we have the only commercially available technology that supports all film sizes and speeds from 8 millimeter to 70 millimeter.

      Systems for Subtitling, Captioning, and Descriptive Narration. We also sell our DTS-CSS system to movie theaters. This system delivers feature-film subtitles, captions, and descriptive narration for foreign language and hearing and visually impaired audiences. We believe this proprietary digital system is a cost-effective method to provide subtitles, captions, and descriptive narration for a film because it eliminates the need to permanently imprint, etch, or overlay the subtitles or captions directly onto the film. The DTS-CSS system enables the delivery of open or closed captioning, depending on the output device utilized. For open captions, the DTS-CSS system uses a separate video projector to render subtitles or captions; for closed captions, the system is utilized in conjunction with a rear-wall display device. This product is designed to address the increasing political and social pressure to provide access to the motion picture experience for the hearing and visually impaired.

      The chart below lists the products that we sell to movie theaters and special venues:

Product	Description

DTS XD10 Cinema Media Player	The recently introduced DTS XD10 is a DVD and hard-drive based multi-function playback device for movie theaters. DTS XD10 supports up to ten channels of audio, digital video play back capability, and can be upgraded to support DTS-CSS applications and/or pre-show advertising.

DTS-6D Digital Playback System	A digital multi-channel audio playback unit for movie theaters.

DTS-6AD Cinema Processor	An integrated DTS-6D playback unit with a cinema processor, providing audio playback management and control as well as theater automation functions.

DTS-ES Extended Surround Decoder	A decoding device which derives a center surround channel from extended surround tracks, providing 6.1 audio for theaters.

DTS-6SV Special Venue	A modified DTS-6D playback unit for special venue customers, providing six full bandwidth audio channels and a time code reader for use with non-standard film sizes.

DTS-ECP Expandable Cinema Processor	An entry-level analog cinema processor and booth monitor that can be upgraded for DTS digital play back.

DTS Digital Playback Package	A digital playback upgrade kit for the DTS-ECP, providing the functionality of our DTS-6AD Cinema Processor.

DTS-CSS System	A digital subtitling, captioning, and descriptive narration system consisting of a processing unit, time code reader, and a digital projector.

DTS Technology Platform

      Our technology platform is designed to capture, store, and reproduce audio signals. There are several technical considerations involved in this process, including the frequency of data sampling, the word length, and the bit rate. These factors can control the quality of audio presentation and are commonly managed through compression techniques.

      A fundamental challenge with digital audio distribution is that capturing analog signal representations in digital form requires a tremendous amount of data. Therefore, the storage and subsequent transmission of that data presents physical space, efficiency, and economic challenges. We address this challenge by developing coding technology and products that reduce the amount of data required to store and transmit an audio signal and to subsequently reproduce the data.

      The design, architecture, and implementation of this coding solution is complex. Signal coding requires a thorough and combined understanding of the disciplines of electrical engineering, computer science, and psychoacoustics, coupled with significant practical experience. One of our key technical strengths has been our ability to develop a system that enables the transparent reproduction of an original audio signal, meaning that the reproduction sounds indistinguishable from its source.

      Emerging applications for digital multi-channel audio, such as video games, the Internet, and recordable media, have limited bandwidth. Our technology architecture is flexible enough to accommodate these needs and optimize quality within the constraints of the application.

      The following chart compares our audio technology against the two other predominant technologies used on DVD-Video — Dolby AC-3, and MPEG-2, Layer 2.

		Dolby	MPEG-2,
Comparison of Technologies Used in DVD-Video	DTS	AC-3	Layer 2

Range of Operation (Bit Rates)	32-9,216 kbps	32-640 kbps	32-920 kbps

Range of Sample Rates	8-192 kHz	32-48 kHz	8-148 kHz

Number of Channels	16 +	5.1	7

Scalability:
Sampling frequency	Yes	No	Yes
Channels	Yes	No	Partly
Bit Rate	Yes	Partly	No

      We have designed the following attributes into the basic architecture of our technology:

•	scalable, meaning that parameters such as data rate can be set over a very wide range, as applications require;

•	extensible, meaning that the structure itself accommodates additional data for enhancements both anticipated and unknown; and

•	backward compatible, meaning that extensions and enhancements do not preclude the ability of earlier decoders to play the core signal.

Intellectual Property

      We have a substantial base of intellectual property assets covering patents, trademarks, copyrights and trade secrets. We have 18 individual patent families resulting in over 75 individual patents and 55 patent applications throughout the world. We have over 65 trademarks and 20 trademark applications worldwide with numerous additional marks in the pre-application phase. We also have a number of federally registered copyrights and maintain a sizeable library of copyrighted software and other technical materials as well as numerous trade secrets. We have targeted our intellectual property coverage to provide protection in the major manufacturing and commercial centers of the world.

      We pursue a general practice of filing patent applications for our technology in the United States and various foreign countries where our customers manufacture, distribute, or sell licensed products. We actively pursue new applications to expand our patent portfolio to address new technological innovations. Most of the patents in our patent portfolio have an average life of 20 years from their date of filing with some beginning to expire between 2005 and 2009. However, many of our more substantive patents are relatively young and have expiration dates ranging from 2015 to 2018. We have multiple patents covering unique aspects and improvements for many of our technologies. Accordingly, we do not believe that the expiration of any single patent is likely to significantly affect our intellectual property position or our ability to generate licensing revenues.

      The following table lists key patents and patent applications of ours and the inventions they cover:

Key Patent Titles	Coverage

Consumer Markets

Multi-Channel Predictive Subband Audio Coder Using Psychoacoustic Adaptive Bit Allocation in Frequency, Time and over Multiple Channels	Coherent Acoustics Algorithm — Encoder & Decoder

Improving Sound Quality of Established Low Bit-Rate Audio Coding Systems Without Loss of Decoder Compatibility	Core + Extension Architecture, 96 kHz/24 Bit Structure

Method of Decoding Two-Channel Matrix Encoded Audio to Reconstruct Multi-Channel Audio	Neo:6 (stereo to multi-channel) and DTS-ES (6.1 channel)

Digitally Encoded Machine Readable Storage Media Using Adaptive Bit Allocation in Frequency, Time and over Multiple Channels	Coherent Acoustics Algorithm — Article of Manufacture

Method and Apparatus for Multiplexed Encoding of Digital Audio Information onto a Digital Storage Medium	Multi-Channel CD — 5.1 Music Disc (applicable to Theatrical discs)

Theatrical Markets

Motion Picture Digital Sound System and Method with Primary Sound Storage Edit Capability	Theatrical Synchronization and Play Back

Motion Picture Digital Sound System & Method	DTS Time Code on Film

Motion Picture Subtitling System and Method Using an Electro-Optical Dowser	Subtitling System Using an Optical Dowser

      We generally license our technology on standard terms through a two-tiered structure: first to integrated circuit semiconductor manufacturers and then on to consumer electronics products manufacturers. We generally license on a non-exclusive, perpetual, worldwide basis. Our business model provides for hardware manufacturers to pay us for each unit they produce that contains our technology or trademarks. We require that all licensees have their integrated circuits or hardware devices certified by us prior to distribution. We reserve the right to audit their records and quality standards. Licensees are required to use the appropriate DTS trademark on the products they manufacture.

      In the consumer products market, we have 23 patents issued and 39 patents pending worldwide spanning the entire spectrum of our technology including the encoding and decoding process, the structure of the DTS audio stream, and media containing DTS encoded material. In addition, we have a number of patents and applications covering extensions of our core technology architecture as well as unique implementation approaches for various product applications.

      In the theatrical market, we have 39 patents issued and 8 patents pending worldwide covering our theatrical system, the DTS time code, and our subtitling method. These patents cover the technology that is utilized in our various cinema products as well as our film license rights.

      We also have 13 patents and over five patent applications that span across both the consumer products and theatrical sectors of our business. These rights primarily cover the process of producing media containing DTS and digital multi-channel audio as well as the individual finished product.

      We have licensed from Audio Processing Technology Limited the rights to the apt-X algorithm on a perpetual, worldwide, non-exclusive basis. The apt-X algorithm is the audio algorithm used by our cinema products to encode and play back our audio tracks.

      Our trademarks consist of over 20 individual word marks, logos, and slogans filed throughout the world. The marks cover our various products, technology, improvements, and features as well as the services that we provide. Our trademarks are an integral part of our licensing program and are required to be used on licensed products to identify the existence of the technology and to provide greater consumer awareness. Our trademarks include the following:

      We have a significant amount of copyright protected materials including software, textual materials, and master audio materials used to produce our DTS Entertainment products. A number of these products have been federally registered.

Customers

Consumer Markets

      Consumer Electronics Products Manufacturers. We have licensed our Coherent Acoustics technology to over 210 consumer electronics products manufacturers for use in hundreds of consumer audio products. Collectively, these manufacturers have sold over 23 million products with DTS digital sound decoding technology. The following list sets forth some of the consumer electronics products manufacturers that have licensed our technology.

Audio & Audio/Video Receivers

DVD Players

Denon Ltd.	Pioneer Corporation	LG Electronics, Inc.	Sony Corporation
LG Electronics, Inc.	Sony Corporation	Pioneer Corporation	Thomson
Onkyo Corporation	Yamaha Corporation	Samsung Electronics Co. Ltd.	Yamaha Corporation

Car Audio Systems

Alpine Electronics, Inc.	Kenwood Corporation	Panasonic Corporation	Pioneer Corporation

      Semiconductor Manufacturers. We have licensed to over 50 semiconductor manufacturers the right to incorporate our technology in their semiconductors and to sell semiconductors with DTS technology to our hardware manufacturer licensees. Our major semiconductor-manufacturing customers include the following:

Cirrus Logic, Inc.	MediaTek, Incorporated	Yamaha Corporation
Matsushita Electrical Industrial Co. Ltd.	Sony Corporation	Zoran Corporation

      Content Providers. We have also provided our Coherent Acoustics technology to many of the leading home video and music content providers including DreamWorks Home Entertainment, New Line Home Entertainment Inc., and Warner Bros. Records, Inc. To date, over 2,600 DVD titles, over 150 CD titles, and over 20 DVD-Audio titles have been produced with DTS digital multi-channel audio tracks.

      DTS Entertainment. Major retail customers who sell DTS Entertainment labeled music content to consumers include Amazon.com, Best Buy, Musicland, and Tower Records.

Theatrical Markets

      The nine major film studios in the United States are all customers of ours. According to Exhibitor Relations, these film studios accounted for approximately 88% of admission revenues and 88 of the 100 highest grossing films in the United States in 2002. These studios, which released most of their major feature films in the DTS format in 2002, are listed below.

20th Century Fox	DreamWorks SKG	Paramount Pictures
Buena Vista Pictures	MGM Pictures	Universal Pictures
Columbia Pictures	New Line Cinema Corp.	Warner Bros. Pictures

      In addition, we sell our playback equipment to movie theaters, including the following:

AMC Entertainment, Inc.	Cinemark USA, Inc.	Regal Cinemas, Inc.
Carmike Cinemas, Inc.	Loews-Cineplex Entertainment Corp.	UGC Cinemas Group

Sales, Marketing, and Support

Consumer Products

      We have a licensing team that markets our technology directly to large consumer electronics products manufacturers and semiconductor manufacturers. This team includes employees located in the United States, China, England, Japan, and Northern Ireland. We believe that by locating staff near the leading consumer electronics and semiconductor manufacturers we can enhance our sales and business development efforts.

      We market our digital sound encoding equipment directly to the content providers and audio professionals serving the consumer electronics market. We believe that allowing easy access to encoders will result in more DTS content, which we believe will drive consumer demand for DTS-enabled electronics products.

Film Producers and Distributors

      Our post-production department, senior management, and liaison offices market our products and services directly to individual film producers and distributors worldwide.

Movie Theaters

      We sell our digital multi-channel playback systems to movie theaters through a direct sales force and a network of independent dealers. To date, most of our sales and marketing efforts have been focused in the United States, Western Europe, and in targeted markets in Asia and Latin America. We have also begun to focus our efforts on pursuing theater companies that have a large concentration of movie theaters in selected foreign countries such as India, China, and Eastern Europe.

DTS Entertainment

      We sell music content released under our DTS Entertainment label through distributors. In the United States, Navarre Corporation is our exclusive distributor of DTS Entertainment label products to major national retail accounts. We also employ consultants to coordinate sales to independent retailers. We are in the process of establishing distribution channels internationally. We expect that in Europe and Asia distribution will be handled through an established distributor located in each territory. We also sell this music directly to consumers through an online store and other web-based retailers. We intend to expand the number of retail outlets that carry our products and broaden our distribution network worldwide.

Research and Development

      We have a group of 26 engineers and scientists, including six PhDs, focused on research and development. This group oversees our product development efforts and is responsible for implementing our technology into our existing and emerging products. We carry out research and development activities at our corporate headquarters in Agoura Hills, California and at our facility in Bangor, Northern Ireland.

      Our research and development expenses totaled approximately $3.8 million during 2002, $3.6 million during 2001, and $3.0 million during 2000. We expect that we will continue to commit significant resources to research and development in the future.

Governmental and Industry Standards

      There are a variety of governmental and industry-related organizations that are responsible for adopting system and product standards. Standards are important in many technology-focused industries as they help to assure compatibility across a system or series of products. Generally, standards adoption occurs on either a mandatory basis, requiring the existence of a particular technology or feature, or an optional basis, meaning that a particular technology or feature may be, but is not required to be, utilized.

      We actively participate in a variety of standards organizations worldwide, including the DVD Forum, the Digital Video Broadcast Project, the Digital Media Device Association, International Engineering Consortium, the High-Definition Multimedia Interface Standard, the Media Oriented Systems Transport Bus, the Audio Engineering Society, and the Society for Motion Picture and Television Engineers. We anticipate being involved in a number of other standards organizations as appropriate to facilitate the implementation of our technology.

      We believe the market for audio and audio/video products is very standards driven and our active participation with standards organizations is important as we work to include our technology in standards or change our status from optional to mandatory where possible. We believe our standards involvement also provides us early visibility into future technology opportunities.

      In the consumer products area, we are members of the DVD Forum and are specifically involved in several working groups and expert groups. For DVD-Video, we have obtained optional status for our core Coherent Acoustics technology. Through our participation, we have expanded the supported specification of our codec, increasing the quality and number of channels. We are currently working to upgrade our status to mandatory in future generations of the DVD specification. Our technology has been accepted as an optional format in the DVD-Audio Recordable specification and we are currently involved in the working groups for Interactive DVD, High Definition DVD, and DVD recording specifications for both audio and high definition video.

      In the digital broadcast area, we participate in the Digital Video Broadcast (DVB) Project and in late 2002 our technology was accepted as an optional audio format in the DVB Specification.

      For music and portable devices, we participate in the Digital Media Device Association.

      We actively participate in the major industry associations that publish research and establish standards. These include the Society of Motion Picture and Television Engineers and, in particular, the committees relating to digital cinema, and the Audio Engineering Society.

      We have six employees and consultants focused on standards activities, including one in Europe, one in Japan, and four in the United States. We also employ additional resources as necessary to assist with specific standards-related tasks.

Competition

      We face intense competition in each of our markets and expect competition to intensify in the future. Our primary competitor is Dolby Laboratories. Like us, Dolby develops and markets digital multi-channel audio products and services. We compete with Dolby in nearly all of our markets and product categories. Dolby was founded more than 35 years ago and for many years was the only significant provider of audio technologies. Dolby’s long-standing market position, brand, business relationships, and inclusion in various industry standards provide it with a strong competitive position.

      In addition to Dolby Laboratories, we also compete in specific product markets with Fraunhofer Institut Integrierte Schaltungen, Koninklijke Philips Electronics N.V., Microsoft Corporation, Smart Devices, Inc., Sony Corporation, Thomson, Ultra Stereo Labs, Inc., and various consumer electronics products manufacturers. Many of these competitors have longer operating histories and significantly greater resources or greater name recognition than we do.

      We believe that the principal competitive factors in each of our markets include some or all of the following:

•	technology performance, flexibility, and range of application;

•	quality and reliability of products and services;

•	brand recognition and reputation;

•	inclusion in industry standards;

•	price;

•	relationships with film producers and distributors and with semiconductor and consumer electronics manufacturers;

•	availability of compatible high-quality audio content; and

•	timeliness and relevance of new product introductions.

      We have been successful in penetrating the consumer and theatrical markets and building and maintaining significant market share. Most major feature-film releases in the United States are encoded in our format, many top selling and premier edition DVDs contain digital multi-channel soundtracks in our format, and a substantial majority of consumer electronics products with digital multi-channel capability incorporate our technology, trademarks, or know-how. Our success has been due in large part to our ability to position our brand as a premium offering that contains superior proprietary technology, the quality of our customer service, our inclusion in industry standards, and our industry relationships.

      We believe there are significant barriers to entry in our key markets. In the theatrical market, there are three well-established formats — DTS, Dolby, and Sony — and we believe it would be very difficult for a new entrant to penetrate the market. Key barriers to entry include physical limitations on the film, intellectual property coverage, and the reluctance of the film studios to pay additional license fees and theater operators to purchase additional playback equipment. In the consumer electronics products market, the standards relating to DVD-Video are well established and support a limited number of technologies including DTS Coherent Acoustics.

Employees

      As of March 31, 2003, we had 136 employees, which includes 36 employees in engineering, technical services, and research and development, 14 employees in production and operations, 56 employees in sales, marketing, service, and support, 14 employees in accounting and information technology, and 16 employees in senior management and administration. Of the 136 total employees, 98 work in the United States and 38 worked in our various international locations, including 30 in the United Kingdom. None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good. Our future success depends on our ability to attract, motivate, and retain highly-qualified technical and management personnel. From time to time, we also employ independent contractors to support our product development, sales, marketing, business development, and administration organizations.

Facilities

      Our corporate headquarters and principal offices are located in Agoura Hills, California, where we lease approximately 42,000 square feet. This space is leased under two leases which expire in May 2007 and October 2007. We also lease smaller facilities in other locations including England, Northern Ireland, China, and Hong Kong. We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Legal Proceedings

      We are not a party to any material legal proceedings. We may, however, become subject to lawsuits from time to time in the course of our business. In addition, in the ordinary course of our business, we actively pursue legal remedies to enforce our intellectual property rights and to stop unauthorized use of our technology and trademarks.

MANAGEMENT

Executive Officers, Significant Employees, and Directors

      Unless otherwise set forth, below are the name, age, position, and a brief account of the business experience of each of our executive officers, directors, and significant employees as of May 31, 2003.

Name	Age	Position(s)

Jon Kirchner	35	President and Chief Executive Officer, Director
Melvin Flanigan	44	Vice President of Finance and Chief Financial Officer
Blake Welcher	41	Vice President and General Counsel
W. Paul Smith	40	Vice President of Research and Development
Jan Wissmuller	54	Vice President of Engineering
Andrea Nee	44	Vice President of Operations
Patrick Watson	42	Vice President of Consumer Business Development
Jeffrey Skillen	33	Vice President of Business Development for DTS Entertainment
Dan Slusser	64	Chairman of the Board of Directors
Joerg Agin(1)(2)(3)(4)	61	Director Nominee
Steven Friedman(1)(2)	48	Director
James McElwee(1)(2)(3)	51	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating and Corporate Governance Committee

(4)	Elected by our current Board of Directors to fill a vacancy on our Board and appointed to the respective committees, each such election or appointment to be effective immediately after the closing of this offering

      Jon Kirchner has served as our President and Chief Executive Officer since September 2001, and as a member of our Board of Directors since August 2002. Since joining us in 1993, Mr. Kirchner has served in a number of capacities. From April 2000 to September 2001, he was our President and Chief Operating Officer. From September 1998 to April 2000, he served as our Executive Vice President of Operations, and from March 1996 to September 1998, he was our Vice President of Finance and Business Development. Mr. Kirchner has also served as our Director of International Operations and Controller. Prior to joining us, Mr. Kirchner worked for the Dispute Analysis and Corporate Recovery and Audit Groups of Price Waterhouse LLP (now PricewaterhouseCoopers, LLP), an international accounting firm. During his tenure at Price Waterhouse LLP, he advised clients on financial and operational restructuring, business turnaround, market positioning, and valuation issues. Mr. Kirchner has experience in a variety of industries including entertainment, high technology, manufacturing, distribution, and transportation. He is a Certified Public Accountant and received a B.A. in Economics, Cum Laude, from Claremont McKenna College.

      Melvin Flanigan has served as our Vice President and Chief Financial Officer since he joined us in July 1999. From March 1996 to July 1999, he served as Chief Financial Officer and Vice President, Operations at SensArray Corporation, a supplier of thermal measurement products for semiconductor, LCD, and memory-disk fabrication processes. Mr. Flanigan led SensArray’s manufacturing and finance efforts. He has served as a director of SensArray since January 1997. Prior to joining SensArray, Mr. Flanigan was Corporate Controller for Megatest Corporation, a manufacturer of automatic test equipment for memory chips, where he was involved in international mergers and acquisitions activities.

Mr. Flanigan has also previously held positions at Cooperative Solutions, Inc., a software developer in the client server transaction processing market, Hewlett-Packard Company, a provider of IT infrastructure, personal computing and access devices, global services, and imaging and printing, and Price Waterhouse LLP. He is a Certified Public Accountant and holds an M.B.A. and B.S. in Accounting from Santa Clara University.

      Blake Welcher has served as our Vice President and General Counsel since February 2000. From April 1999 to February 2000, Mr. Welcher served as our General Counsel, Intellectual Property, where he was responsible for the Company’s intellectual property assets and licensing. Prior to joining us, from April 1997 to April 1999, Mr. Welcher served as an intellectual property attorney for Koppel & Jacobs, where he provided intellectual property support and counsel for clients in the electrical, mechanical, and entertainment industries. Previously, he served in the same capacity for the Cabot Corporation, a global specialty chemicals company. Mr. Welcher holds a J.D. and Masters of Intellectual Property from the Franklin Pierce Law Center and a B.S. in Aeronautical Engineering from California Polytechnic State University.

      W. Paul Smith has served as our Vice President of Research and Development since October 2000. From 1995 through October 2000, Mr. Smith served as our Director of Research and Development. Prior to joining us in 1995, Mr. Smith worked for AlgoRhythmic Technology, Ltd. (ART), a start-up venture formed to develop a range of coding and transmission products for the professional audio industry. Prior to ART, Mr. Smith served as Manager of Research and Development for Audio Processing Technology Ltd., a provider of digital audio compression technology. He holds three U.S. patents and several foreign counterparts in audio coding and has published several papers on the subject. Mr. Smith graduated with a First Class Honours degree in Electronic Engineering from Queen’s University in Belfast, Northern Ireland. Thereafter, he was involved in post-graduate collaborative research with General Electric Corporation, a diversified technology and services company, on the simulation and analysis of quaternary alloy semiconductors.

      Jan Wissmuller has been our Vice President of Engineering since July 2002. Prior to joining us, from 1988 to July 2002, he had various roles at Lexicon, Inc., a digital audio processing equipment company, and he last served as its Vice President of Engineering. At Lexicon, he oversaw all aspects of engineering activities, including resource management, policy and process development, strategic planning, and technical consultation. Before joining Lexicon, Mr. Wissmuller held engineering and project management positions at Atex, Inc., an electronic pre-press company, and Analogic, Inc., a provider of medical imaging products and services. Mr. Wissmuller holds B.S. degrees in Physics and Humanities (Music) from Massachusetts Institute of Technology, a Masters in Music Composition from the University of Toronto, and a Ph.D. in Music Theory and Composition from Harvard University.

      Andrea Nee has been our Vice President of Operations since October 2001. From October 1997 to October 2001, Ms. Nee served as Vice President and General Manager of our Theatrical business, where she oversaw the day-to-day operations of that business. Ms. Nee first joined us in 1993 as Director of Operations and Post Production. Before joining us, Ms. Nee worked as Senior Financial Analyst with PTI Technologies, a provider of filtration products and services. She also previously held positions with Northrop Grumman, a provider of defense and warfighting systems, and Litton Data Systems, a global defense electronics company. Ms. Nee has a B.A. in Public Administration from San Diego State University.

      Patrick Watson has been our Vice President of Business Development since February 2000. From February 1997 to January 2000, Mr. Watson served as our Director of Technical Sales, where he led the penetration of our technology in the consumer electronics home theater market, as well as the proliferation of our technology in new markets such as cars, personal computers, video games, and broadcast. Prior to joining us, Mr. Watson worked in technical sales for a number of firms focused on audio coding technology including Audio Processing Technology Ltd. and AlgoRhythmic Technology, Ltd. in Northern Ireland. He graduated from Ulster University in Northern Ireland with a degree in engineering and from Queens University in Belfast, Northern Ireland with a Masters in Electronics.

      Jeffrey Skillen has served as Vice President of Business Development for our DTS Entertainment business since he joined us in January 2002. From December 1998 to December 2001, he served as Executive Vice President for Valley Entertainment, Inc., a music label, where he had general management and administrative responsibilities. Prior to that, he served from 1991 to December 1998, as General Manager for ’Roundtown Productions, L.P., a music label and publishing management company, where he had management responsibilities for all company activities. Mr. Skillen holds a Bachelor of Music from East Carolina University.

      Dan Slusser has served as the Chairman of our Board of Directors since October 2001, and served as our Chief Executive Officer and Vice Chairman of our Board of Directors from April 1997 to September 2001. Prior to joining us, from 1974 to April 1997, Mr. Slusser served as Senior Vice President and General Manager at Universal Studios, Inc., an entertainment company. He also held various positions at 20th Century Fox Film Corporation, an entertainment company. Mr. Slusser is the past chairman of the Permanent Charities Committee, and has been involved in many industry organizations, including the Society of Motion Picture and Television Engineers (SMPTE), the Academy of Motion Picture Arts and Sciences, and the Academy of Television Arts and Sciences. Mr. Slusser is a member and past two-term President of the Los Angeles Film Development Committee, a two-term Chairman of the L.A. County Filming Advisory Board and past Vice Chairman of the California State Film Commission. Mr. Slusser is the recipient of the 1986 Presidential Proclamation Award from SMPTE and was named 1986 Man of the Year by the Israel Histadrut organization.

      Joerg Agin has been elected by our current Board of Directors to fill a vacancy on our Board, such election to be effective immediately after the closing of this offering. Since September 2001, he has been the President of Agin Consulting, a consulting business engaged for specific project work associated with hybrid and digital imaging systems. Mr. Agin retired in September 2001 from the Eastman Kodak Company, a manufacturer and marketer of imaging products, after more than 30 years with the company. He first joined Kodak in 1967 as an electrical engineer, but, most recently, from 1995 through August 2001, he served as Senior Vice President and President of the company’s Entertainment Imaging division. He also served as Vice President and General Manager of Kodak’s Motion Picture and Audiovisual Products division. Mr. Agin also worked at MCA/ Universal Studios, a motion picture studio, as Senior Vice President, New Technology Development from 1992 through 1995. Mr. Agin holds a B.S. in Electrical Engineering from the University of Delaware.

      Steven Friedman has served as a member of our Board of Directors since October 1997. He is a general partner of Eos Partners, L.P., an investment firm which he co-founded in 1994. Prior to Eos, Mr. Friedman was a general partner at Odyssey Partners, L.P., an investment partnership, where he was responsible for its private investment business. Before joining Odyssey in 1983, he was a vice president in leveraged finance at Citibank, N.A., a global financial services company. Mr. Friedman serves as a director of Eagle Food Centers, Inc., a regional supermarket chain. Mr. Friedman has a B.A. and an M.B.A. from the University of Chicago and a J.D. from Brooklyn Law School.

      James McElwee has served as a member of our Board of Directors since October 1997. Since 1992, he has been a general partner of Weston Presidio Capital, a private equity firm and has been active in the private equity industry, investing in a broad range of growth companies, since 1979. Prior to Weston Presidio, Mr. McElwee served as Senior Vice President of the Security Pacific Venture Capital Group, a private equity firm, and was the founding Managing Director of its Menlo Park, California office. Previously, he served as Senior Consultant with Accenture, an international consulting firm, where he advised a variety of clients in the healthcare, retailing, and technology industries. Mr. McElwee currently serves on the board of directors of Wild Oats Markets, Inc., a national chain of natural food supermarkets. Mr. McElwee has a B.A. from Claremont McKenna College and an M.B.A. from the Wharton Graduate School of Business where he currently serves as a member of the Wharton Entrepreneurial Advisory Board.

Board Composition

      Our board of directors currently consists of four members — Messrs. Kirchner, Slusser, Friedman, and McElwee. Messrs. Friedman and McElwee are not, and have never been, employees of our company or any of our subsidiaries. Messrs. Friedman, and McElwee are independent directors as defined by Rule 4200(a)(14) of the National Association of Securities Dealers listing standards (each, an “Independent Director”). Mr. Agin has been elected to become a director of our company effective immediately after the closing of this offering. Mr. Agin has never been employed by our company or any of our subsidiaries and, if and when he becomes a director, he will be an Independent Director.

      Our Restated Certificate of Incorporation, which was approved by our Board of Directors in April 2003 and by our stockholders in May 2003 for filing after the redemption of our outstanding preferred stock following the closing of this offering, will provide for a classified board of directors consisting of three classes of directors, as nearly equal in number as possible. Directors from each class will serve staggered three-year terms. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2004, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2005, and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2006. The Class I directors will be Mr. Slusser and an additional individual whom our Board intends to appoint as a director to fill a vacancy on the Board following the closing of this offering (the “New Director”). The Class II directors will be Messrs. Agin and Friedman. The Class III directors will be Messrs. Kirchner and McElwee. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. Our bylaws provide that the authorized number of directors, which is currently seven may be changed only by a resolution adopted by at least two-thirds of our directors then in office or by at least two-thirds of our stockholders at our annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors could have the effect of delaying or preventing changes in control or changes in our management. See “Risk Factors — Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.”

Board Committees

      Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

      Audit Committee. Upon the effective date of this offering, the audit committee will consist of Mr. Friedman and Mr. McElwee, each of whom are Independent Directors. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee reviews and monitors our financial statements and accounting practices, appoints, determines funding for, and oversees our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. Mr. Agin has been elected as a member of our audit committee upon the effectiveness of his appointment to our board of directors. Mr. Agin, if and when he becomes director, will be an Independent Director.

      Compensation Committee. Upon the effective date of this offering, the compensation committee will consist of Messrs. McElwee and Friedman, each of whom are Independent Directors. Mr. Agin has been elected to this committee upon the effectiveness of his appointment to our board of directors. The compensation committee makes decisions and recommendations regarding salaries, benefits, and incentive compensation for our directors and executive officers and administers our incentive compensation and benefit plans, including our 2003 Equity Incentive Plan.

      Nominating and Corporate Governance Committee. Upon the effective date of this offering, our nominating and corporate governance committee will consist of Mr. McElwee, who is an Independent Director. Mr. Agin has been elected to this committee upon the effectiveness of his appointment to our board of directors. The nominating and corporate governance committee assists the board of directors in fulfilling its responsibilities by:

•	identifying and approving individuals qualified to serve as members of our board of directors;

•	selecting director nominees for our annual meetings of stockholders;

•	evaluating our board’s performance; and

•	developing and recommending to our board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

      Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time, including, but not limited to, an executive committee.

Compensation Committee Interlocks and Insider Participation

      During 2002, our compensation committee consisted of Messrs. Slusser and McElwee. No member of our compensation committee is currently an officer or employee of our company. Mr. Slusser, the Chairman of our board of directors, was a member of our compensation committee, but he has resigned from this committee to ensure that the compensation committee consists solely of Independent Directors. Mr. McElwee is a general partner of Weston Presidio Capital and Weston Presidio Capital II. We have entered into various transactions with the Weston Presidio entities since January 2000. See “Certain Relationships and Related Transactions.” There is no interlocking relationship between any of our executive officers and compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand, nor has any such interlocking relationship existed in the past.

Compensation of Directors

      We intend to pay our Independent Directors the following fees related to their service on our board of directors:

• annual retainer	$10,000
• per board meeting	$2,000
• per committee meeting	$1,000

      We intend to promptly reimburse all Independent Directors for reasonable expenses incurred to attend meetings of our board of directors or its committees. In addition, our 2003 Equity Incentive Plan (the “2003 Plan”) provides for automatic grants of stock options to our non-employee directors in order to provide them with additional incentives and, thereby promote the success of our business. The 2003 Plan provides for an initial, automatic grant of an option to purchase 7,500 shares of our common stock to each non-employee director who is a non-employee director on the date that the 2003 Plan first becomes effective or who first becomes a non-employee director after the date the 2003 Plan first becomes effective. The 2003 Plan also provides for an annual grant of an option to purchase 3,750 shares of our common stock to each non-employee director within 30 days after the date of each annual meeting of the stockholders that occurs on or after the date the 2003 Plan first becomes effective. However, a non-employee director granted an initial option on, or within a period of six months prior to, the date of an annual meeting of stockholders will not be granted an annual option with respect to that annual stockholders’ meeting. Each initial and annual option will have an exercise price equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. The initial options granted to newly elected or appointed non-employee directors will vest and become exercisable in 24 equal installments on each monthly anniversary of the date of grant of the option for so long as the non-employee director continuously remains a director of, or a consultant to, our company. The 3,750 share option grants made on an annual basis will vest and become exercisable in 12 equal installments on each monthly anniversary of the date of the grant of the option for so long as the non-employee director continuously remains a director of, or a consultant to, our company. All automatic non-

employee director options granted under the 2003 Plan will be non-statutory stock options. Options must be exercised, if at all, within three months after a non-employee director’s termination of service, except in the case of death in which event the director’s estate shall have one year from the date of death to exercise the option. However, in no event shall any option granted to a director be exercisable later than the expiration of the option’s term. In the event of our merger with another corporation or another change of control, all automatic non-employee director options will become fully vested and exercisable.

Indemnification of Directors and Executive Officers and Limitation of Liability

      Our Restated Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law.

      Similarly, our bylaws provide that we will indemnify our directors, officers, and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees, and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Delaware law.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents where indemnification by us will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

      We maintain directors’ and officers’ liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Executive Compensation

      The following table sets forth all compensation received during the year ended December 31, 2002 by our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the named executive officers in this prospectus. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

				Long-Term
	Annual Compensation			Compensation

				Securities
			Other Annual	Underlying		All Other
Name and Principal Position(s)	Salary	Bonus	Compensation	Options		Compensation

Jon Kirchner	$236,538	$115,000	$13,054 (1)	465,000	(2)	$102	(3)
President and Chief Executive Officer
Dan Slusser	192,308	100,000	—	232,500	(4)	102	(3)
Chairman
Melvin Flanigan	180,769	60,000	—	115,500	(5)	102	(3)
Vice President of Finance and Chief Financial Officer
W. Paul Smith	160,153	51,333	—	115,000	(6)	213	(3)
Vice President Research and Development
Patrick Watson	150,000	75,000	—	115,000	(7)	102	(3)
Vice President of Consumer Business Development

(1)	Represents payment made for reimbursement of taxes.

(2)	Includes options to purchase an aggregate of 110,000 shares of our common stock that were issued on September 30, 2002 in replacement of options to purchase the same number of shares that were cancelled on March 15, 2002.

(3)	Represents premium payments made for a term life insurance policy in the amount of $50,000. There is no cash surrender value under the insurance policy.

(4)	Includes options to purchase an aggregate of 162,500 shares of our common stock that were issued on September 30, 2002 in replacement of options to purchase the same number of shares that were cancelled on March 15, 2002.

(5)	Includes options to purchase an aggregate of 30,000 shares of our common stock that were issued on September 30, 2002 in replacement of options to purchase the same number of shares that were cancelled on March 15, 2002.

(6)	Includes options to purchase an aggregate of 40,000 shares of our common stock that were issued on September 30, 2002 in replacement of options to purchase the same number of shares that were cancelled on March 15, 2002.

(7)	Includes options to purchase an aggregate of 20,000 shares of our common stock that were issued on September 30, 2002 in replacement of options to purchase the same number of shares that were cancelled on March 15, 2002.

     Option Grants in the Last Fiscal Year

      The following table sets forth, for the year ended December 31, 2002, information regarding options granted to each of our named executive officers, including the potential realizable value over the ten-year term of the options, based upon assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to the named executive officers during 2002. Each of the options listed below become exercisable for vested shares in four equal annual installments beginning on the first anniversary of the date of grant or, for replacement options granted pursuant to our 2002 cancellation/re-grant program, beginning on the original grant date of the cancelled options. The percentage of total options is based upon options to purchase an aggregate of 1,778,250 shares of common stock granted under our 1997 and 2002 Stock Option Plans during the year ended December 31, 2002.

	Individual Grants					Potential Realizable
						Value at Assumed
			Percent of			Annual Rates of
	Number of		Total Options			Appreciation of Stock
	Securities		Granted to	Exercise		Price for Option Term
	Underlying		Employees in	Price Per	Expiration
Name	Options Granted		Fiscal Year	Share	Date	5%	10%

Jon Kirchner	355,000	(1)	20.0%	$1.02	9/15/12	$227,723	$577,094
	110,000	(1)	6.2	1.02	9/29/12	70,562	178,818
Dan Slusser	70,000	(1)	3.9	1.02	9/15/12	44,903	113,793
	162,500	(1)(2)	9.1	1.02	9/29/12	104,239	264,163
Melvin Flanigan	85,500	(1)	4.8	1.02	9/15/12	54,846	133,069
	30,000		1.7	1.02	9/29/12	19,244	48,769
W. Paul Smith	75,000	(1)	4.2	1.02	9/15/12	48,110	121,921
	40,000		2.2	1.02	9/29/12	25,659	65,025
Patrick Watson	95,000	(1)	5.3	1.02	9/15/12	60,940	154,434
	20,000		1.1	1.02	9/29/12	12,829	32,512

(1)	To the extent not already vested and exercisable, these options will vest on an accelerated basis and become exercisable in the event of our liquidation or dissolution or a merger or consolidation in which we are not the surviving corporation or upon the sale of substantially all of our assets.

(2)	Includes an option to purchase 52,000 shares of our common stock that vested entirely on January 1, 2003.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

      The following table shows information concerning the number and value of unexercised options held by each of the executives listed in the summary compensation table above at December 31, 2002. The fiscal year-end value of unexercised in-the-money options listed below has been calculated on the basis of the fair market value of our common stock as of December 31, 2002, less the applicable exercise price per share, multiplied by the number of shares underlying such options. The fair value of our common stock on December 31, 2002 determined for financial reporting purposes on such date was $3.06 per share. No options were exercised by the named executive officers during the fiscal year completed December 31, 2002.

	Number of
	Securities Underlying		Value of Unexercised
	Unexercised Options		In-The-Money Options
	at December 31, 2002		at December 31, 2002

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jon Kirchner	97,500	367,500	$198,900	$749,700
Dan Slusser	98,000	134,500	199,920	274,380
Melvin Flanigan	18,750	96,750	38,250	197,370
W. Paul Smith	30,000	85,000	61,200	173,400
Patrick Watson	20,000	95,000	40,800	193,800

Employment and Change of Control Arrangements

      We entered into an employment agreement with Jon Kirchner to serve as our President and Chief Executive Officer and a member of our Board of Directors. This agreement provides for a term of 18 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under this agreement, if Mr. Kirchner’s employment is terminated without cause, or is constructively terminated, we are required to pay his salary for a period of 18 months and all of his options will immediately vest in full. Mr. Kirchner’s current annual salary is $412,500. In addition, in the event of a change of control or sale of our company, all of Mr. Kirchner’s stock options will immediately vest in full. A constructive termination includes Mr. Kirchner’s removal from his position as President and Chief Executive Officer and a member of our Board of Directors or any material change by us in his functions, duties, or responsibilities, without his consent or other than for cause; a material non-voluntary reduction in his base salary and eligibility for bonus amounts; or a change of control or sale of our company.

      We entered into an employment agreement with Dan Slusser to serve as the Chairman of our Board of Directors. This agreement provides for a term that expires in January 2004. Under this agreement, if Mr. Slusser’s employment is terminated without cause, or is constructively terminated, we are required to pay a lump-sum severance to him, his benefits will continue through the end of the term of the agreement, and all of his stock options will immediately vest in full. The severance amount is an amount equal to his remaining salary due through the end of the term of the agreement, which equals approximately $53,800. In addition, in the event of a change of control or sale of our company, all of Mr. Slusser stock options will immediately vest in full. A constructive termination includes: Mr. Slusser’s removal from his position as Chairman of our Board of Directors or any material change by us in his functions, duties, or responsibilities, without his consent or other than for cause; a material non-voluntary reduction in his base salary and eligibility for bonus amounts; or a change of control or sale of our company.

      We entered into an employment agreement with Melvin Flanigan to serve as Vice President of Finance and Chief Financial Officer. This agreement provides for a term of 12 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under the agreement, if Mr. Flanigan’s employment is terminated without cause, or is constructively terminated, we are required to pay his salary and continue his benefits for a period of 12 months following the termination. Mr. Flanigan’s current annual salary is $200,000. In addition, in such event, all of his stock options will immediately vest in full. A constructive termination includes: Mr. Flanigan’s removal from his position as Vice President and Chief Financial Officer or any material change by us in his functions, duties, or responsibilities, without his consent; or a material non-voluntary reduction in his base salary and eligibility for bonus amounts. Under the terms of Mr. Flanigan’s option grants, in the event of a change of control or sale of our company, options to purchase 85,500 shares of our common stock will immediately vest in full.

      Under an employment agreement with W. Paul Smith, if Mr. Smith’s employment is terminated without cause, we are required to pay his salary and continue his benefits for a period of 12 months following the termination. Mr. Smith’s current annual salary is $164,300. Under the terms of Mr. Smith’s option grants, in the event of a change of control or sale of our company, options to purchase 75,000 shares of our common stock will immediately vest in full.

      We entered into an employment agreement with Patrick Watson that provides for a term of 12 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under the agreement, if Mr. Watson’s employment is terminated without cause, we are required to pay his salary and continue his benefits for a period of 12 months following the termination. Mr. Watson’s current annual salary is $150,000. In addition, in such event, all of his stock options will immediately vest in full and shall remain exercisable following the date of termination for the lesser of two years or until the end of the specified maximum term of such option. Under the terms of Mr. Watson’s option grants, in the event of a change of control or sale of our company, options to purchase 95,000 shares of our common stock will immediately vest in full.

Other Agreements

      All of our current employees and consultants have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information and the assignment of inventions.

      Other than those employees covered by employment agreements, none of our employees is employed for a specified term and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause. Except upon the termination of employment of Mr. Brad Plunkett, our former Vice President of Engineering who retired in August of 2002 by mutual consent and will continue to receive salary until August 16, 2003 in the amount of $14,167 per month, we do not have any current obligations to make payments to any of our employees after termination of employment.

      The compensation committee, as plan administrator of our 2003 Equity Incentive Plan (“2003 Plan”), will have the authority to grant options, stock appreciation rights (“SARs”), and stock awards and to structure repurchase rights under that plan so that the shares subject to those options, SARs, and stock awards will immediately vest, or the repurchase rights will terminate, in the event that they are not assumed or substituted in connection with a change in control of us, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock, or by a change in the majority of the board by reason of one or more contested elections for board membership. Vesting or the termination of repurchase rights will occur either at the time of the change in control or, if the options, SARs, or stock awards are assumed or substituted, then vesting or the termination of repurchase rights may occur upon the subsequent involuntary termination of the individual’s service within a designated period not to exceed 18 months following the change in control.

Stock Option and Stock Purchase Plans

1997 and 2002 Stock Option Plans

      Our 1997 Stock Option Plan, or the 1997 Plan, was adopted by our board of directors and approved by our stockholders in October 1997. The 1997 Plan provides for the grant of “incentive stock options,” as defined under Section 422 of the Internal Revenue Code, as amended (the “Code”), to employees and for the grant of non-statutory stock options to employees, consultants, and non-employee directors. A total of 1,255,233 shares of our common stock have been authorized and reserved for issuance under the 1997 Plan. As of March 31, 2003, options to purchase a total of 1,085,080 shares of common stock, with a weighted exercise price of $1.36 per share, were outstanding under the 1997 Plan.

      In August 2002, our board of directors adopted our 2002 Stock Option Plan, or the 2002 Plan, which was approved by our stockholders in December, 2002. The 2002 Plan provides for the grant of incentive stock options to employees and for the grant non-statutory stock options to employees, consultants, and non-employee directors. A total of 815,818 shares of our common stock have been authorized and reserved for issuance under the 2002 Plan. As of March 31, 2003, options to purchase a total of 797,500 shares of common stock, with a weighted exercise price of $1.02 per share, were outstanding under the 2002 Plan.

      Upon the effectiveness of our initial public offering, we will no longer issue any additional options under the 1997 or 2002 Plans. Although no future options will be granted under these plans, all options previously granted under the 1997 or 2002 Plans will continue to be outstanding and will be administered under the terms and conditions of such plans.

      Our board of directors, or a committee thereof, will continue to administer the 1997 and 2002 Plans. These plans provide for an exercise period of up to ten years, but not to exceed five years for incentive stock options granted to 10% stockholders. Generally, options granted under the 1997 and 2002 Plans vest as to 25% of the shares on each of the four anniversary dates from the date of grant. The options under these plans are non-transferable other than by will or the laws of descent. Generally, in the event of certain changes in control of our company, the acquiring or successor corporation may assume or substitute options outstanding under these plans, or the options will terminate if not exercised prior to the change of control. All options granted under the 2002 Plan provide for immediate acceleration of vesting upon a change of control or sale of our company.

Summary of the 2003 Equity Incentive Plan

      A copy of our 2003 Equity Incentive Plan (the “2003 Plan”), is attached as an exhibit to the Registration Statement, of which this prospectus forms a part. The following description of the 2003 Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2003 Plan.

General

      In April 2003, our board of directors (the “Board”) approved the 2003 Plan. The Board and our stockholders previously adopted our 1997 and 2002 Stock Option Plans (the “Prior Plans”). Upon the effectiveness of our initial public offering, we will no longer issue any options under the Prior Plans and the issuance of Awards will be made solely under the 2003 Plan. Although no future options will be granted under the Prior Plans, all options previously granted under the Prior Plans will continue to be administered under such plans.

      The purpose of the 2003 Plan is to enhance the long-term stockholders’ value of our company by offering opportunities to eligible individuals to participate in the growth in value of the equity of our company. Stock options, stock appreciation rights, stock awards and cash awards may be granted under the 2003 Plan (each an “Award”). Options granted under the 2003 Plan may be either “incentive stock options”, as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-statutory stock options.

      Share Reserve. We have reserved a total of 928,949 shares of our common stock, subject to adjustment, for issuance under the 2003 Plan. In addition, any authorized shares not issued or subject to outstanding grants under the Prior Plans, on the effective date of our initial public offering, as well as any shares that

•	are issuable upon exercise of options granted pursuant to the Prior Plans that expire or become unexercisable for any reason without having been exercised in full, and

•	are forfeited or repurchased under the Prior Plans,

will be available for grant under the 2003 Plan. All future Awards granted on or after the effective date of our initial public offering will be granted under the 2003 Plan.

      Automatic Annual Increase of Share Reserve. The 2003 Plan provides that the share reserve will be cumulatively increased on January 1 of each year, beginning January 1, 2004, by a number of shares that is equal to the least of:

•	4% of the number of our company’s shares issued and outstanding prior to the end of the fiscal year;

•	1,500,000 shares; or

•	a number of shares set by the Board.

      Administration. The 2003 Plan will be administered by the Compensation Committee of the Board. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant Awards to non-executive level employees in accordance with guidelines established by the Board and in compliance with applicable law, and it may delegate certain responsibilities to an employee of ours (as applicable, the Compensation Committee, Chief Executive Officer, or other delegate is referred to as the “Administrator”). The 2003 Plan provides that at no time during the 18 months following the effective date of the 2003 Plan may the sum of the number of shares subject to Awards under the 2003 Plan and the number of shares subject to options under the Prior Plans exceed 15% of the outstanding shares of our capital stock on a “fully diluted” basis. “Fully diluted” basis is defined to mean a number of shares that is equal to (x) the number of shares of our capital stock issued and outstanding plus (y) all shares of capital stock subject to or available for Awards under the 2003 Plan and the Prior Plans, and 50% of the shares of our capital stock issuable upon the exercise of warrants that are outstanding on the effective date of the 2003 Plan.

      Eligibility. Non-statutory stock options, stock appreciation rights (“SARs”), stock awards and cash awards may be granted under the 2003 Plan to employees, directors and consultants of ours, our affiliates and subsidiaries. Incentive stock options may be granted only to employees of ours or our subsidiaries. The Administrator, in its discretion, approves options, stock appreciation rights, stock awards and cash awards to be granted under the 2003 Plan.

      Termination of Awards. Generally, if an awardee’s service to us as an employee, consultant or director terminates other than by reason of death, disability, retirement or for “cause,” vested options and SARs will remain exercisable for a period of three months following the Awardee’s termination. Unless otherwise provided for by the Administrator in the Award agreement, if an awardee dies or becomes totally and permanently disabled while an employee or consultant or director, the awardee’s vested options and SARs will be exercisable for one year following the awardee’s death or disability, or if earlier, the expiration of the term of such Award. In the Administrator’s discretion, in the event that an awardee is terminated for “cause” all Awards to such awardee will automatically terminate and cease to be exercisable at the time of termination and the Administrator may rescind any and all exercises of Awards that occurred after the first event that constituted “cause.”

      Nontransferability of Awards. Unless otherwise determined by the Administrator, Awards granted under the 2003 Plan are not transferable other than by will, a domestic relations order, or the laws of descent and distribution and may be exercised during the awardee’s lifetime only by the awardee.

Stock Options

      Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of the Common Stock on the date of grant of such option. The exercise price of a non-statutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant of such option. Certain replacement options with lower exercise prices may be granted to the employees of ours or entities that we acquire to replace that employee’s existing options. The fair market value of our common stock is generally the closing sales price as quoted on the Nasdaq National Market.

      Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable. The means of payment for shares issued on exercise of an option are specified in each Award agreement and the 2003 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), or broker assisted same day sales.

      Term of Option. The term of an option may be no more than ten years from the date of grant. No option may be exercised after the expiration of its term.

Stock Appreciation Rights

      The Administrator may grant stock appreciation rights alone, in addition to, or in tandem with any other Awards under the 2003 Plan. A share appreciation right entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the Administrator. The terms and conditions of a stock appreciation right will be contained in an Award agreement. The grant of a stock appreciation right may be made contingent upon the achievement of performance conditions, including net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators, and guaranteed efficiency measures, each with respect to our company and/or an individual business unit.

Stock Awards

      The Administrator may grant stock awards (restricted shares) as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the Administrator. The terms and conditions of a stock award will be contained in an Award agreement. Vesting and the lapse of restrictions on such stock awards may be conditioned upon the achievement of one or more goals, including those related to net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators and guaranteed efficiency measures, each with respect to our company and/or an individual business unit, as determined by the Administrator in its discretion. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

Cash Awards

      The Administrator may grant cash awards, which entitle the recipient to a cash payment on the satisfaction of performance goals described in the Award. The Administrator determines the terms, conditions and restrictions related to cash awards.

Adjustments on Changes in Capitalization, Merger or Change in Control

      Changes in Capitalization. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, spin-off or similar change to our capital structure, appropriate adjustments will be made to:

•	the number and class of securities subject to the 2003 Plan;

•	the number and class of securities that may be awarded to any individual under the 2003 Plan; and

•	the exercise price and number and class of securities under each outstanding Award.

      Any such adjustments will be made by the Board in its absolute discretion, and their decision will be final, binding and conclusive.

      Merger or Change in Control. Generally, in the event of (a) a merger or consolidation in which we are not the surviving corporation, (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction (each, a “Fundamental Transaction”), any or all outstanding Awards may be assumed, converted, replaced or substituted. In the event such successor corporation (if any) does not assume or substitute Awards, the vesting with respect to such Awards will accelerate so that the Awards may be exercised before the closing or completion of the Fundamental Transaction but then terminate.

      In addition, the Board may also specify that other transactions or events constitute a “change in control” and may provide for the accelerated vesting of shares which are the subject of Awards and take any one or more the actions described for a merger transaction. The Board need not adopt the same rules for each Award under the 2003 Plan or for each holder of such Awards.

      If the options, SARs, or stock awards are assumed or substituted under a Fundamental Transaction or a change in control, then vesting or termination of repurchase rights may occur upon the subsequent involuntary termination of the individual’s service within a designated period not to exceed 18 months following the transaction or change of control.

      In the event of a proposed dissolution or liquidation of our company, the Board may cause Awards to be fully vested and exercisable (but not after their expiration date) before the dissolution is completed but contingent on its completion. If the options, SARs, or stock awards are assumed or substituted upon a Fundamental Transaction or a change in control, then vesting or the termination of repurchase rights may occur upon the subsequent involuntary termination of the individual’s service within a designated period not to exceed 18 months following the transaction or change in control.

Non-Discretionary Grants to Outside Directors

      Under the 2003 Plan, outside directors receive a non-statutory option to purchase 7,500 shares of our common stock upon their initial election or appointment to the Board. The shares underlying these options vest in equal monthly installments, over a 24 month period, as measured from the grant date. Under the 2003 Plan, outside directors who are serving on the Board will receive an option to purchase 7,500 shares of our common stock upon the effectiveness of the 2003 Plan. The shares underlying these options will be fully vested and immediately exercisable on the grant date.

      Outside directors who continue to serve on our Board immediately following each annual meeting of our stockholders at which directors are elected are automatically granted an option to purchase 3,750 shares of our common stock, provided that the director has served on the Board for a period of at least six months. The shares underlying these options vest in equal monthly installments over a period of 12 months as measured from the grant date.

      Generally, upon a change in our ownership or control or a merger or sale of all or substantially all of our assets, the vesting of options granted to directors, who are then serving on the Board, will accelerate, and become immediately exercisable.

Director Fee Option Grants

      The director fee option grant program, which may, in the Board’s sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply a portion of the annual retainer fee, otherwise payable to them in cash each year, to the acquisition of special below-market option grants. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares will be equal to the portion of the retainer fee invested in that option. The option will vest and become exercisable for the option shares in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable and vested for all the option shares upon changes in the ownership or control of our company; or the death or disability of the optionee while serving as a Board member.

Amendment and Termination of the Plan

      The Board may amend, alter, suspend or terminate the 2003 Plan, or any part thereof, at any time and for any reason. However, we will solicit stockholder approval for any amendment to the 2003 Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Board or stockholders may alter or impair any Award previously granted under the 2003 Plan without the written consent of the awardee. The 2003 Plan has a term of ten years, but it may be terminated by the Board at any time.

Summary of the 2003 Employee Stock Purchase Plans

      General. In April 2003, our Board adopted, and our stockholders approved, the 2003 Employee Stock Purchase Plan and the 2003 Foreign Subsidiary Employee Stock Purchase Plan (the “Purchase Plans”). The Plans will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. Copies of the Purchase Plans are attached to the Registration Statement, of which this prospectus forms a part. The following descriptions of the Purchase Plans are summaries and are therefore qualified in their entirety by reference to the complete texts of the

Purchase Plans. The Purchase Plans provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

      Share Reserve. A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plans. In addition, the Purchase Plans provide for annual increases in the total number of shares available for issuance under these plans on January 1 of each year, by a number of shares that is equal to the least of:

•	1% of the outstanding shares of our common stock on that date;

•	500,000 shares; or

•	an amount as may be determined by our Board.

      Administration. The Board, or a committee appointed by the Board, administers the Purchase Plans and has full and exclusive authority to interpret the terms of the Purchase Plans and determine eligibility, subject to the limitations of Section 423 of the Code.

      Eligibility. Persons are eligible to participate in the Purchase Plans if they are employed by us or any participating subsidiary for at least 20 hours per week for at least five months in any calendar year. However, no person may participate in either of the Purchase Plans if, immediately after the grant of the stock purchase rights under the Purchase Plans, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary.

      Offering Periods. The Purchase Plans provide for offering periods of 24 months or such shorter period as may be established by the Board. Each include four six-month purchase periods. The first offering and purchase periods will commence on the first day on which price quotations for our common stock are available on the Nasdaq National Market. Thereafter, the offering periods will start on either May 10 or September 10 of each year.

      Payroll Deductions. The plans permit participants to purchase our common stock through payroll deductions of up to 15% of the participant’s compensation under the 2003 Employee Stock Purchase Plan and up to 15% of the participant’s compensation under the 2003 Foreign Subsidiary Employee Stock Purchase Plan, up to a maximum of $25,000 per year, and up to a maximum of 1,250 shares per purchase period. Compensation includes regular salary payments, bonuses, incentive compensation, overtime pay and other compensation as determined from time to time by the Board, but excludes all other payments including long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements. Initially, all eligible employees will participate in the ESPP at the 15% level. Immediately after the closing of this offering they may elect to lower their percentage.

      Purchase Price. Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment.

      Qualification under the Code. The 2003 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

      Nontransferability. Stock purchase rights granted under the Purchase Plans are not transferable by a participant other than by will or the laws of descent and distribution.

      Change in Control. In the event of a merger or other corporate transaction, the Purchase Plans will continue for the remainder of all open offering periods following the merger or other corporate transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date (taking account of the exchange ratio where necessary) unless otherwise determined by the committee appointed by the Board. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the committee. In exercising its discretion, the committee could terminate the Purchase Plans after notice to participants.

      Amendment and Termination. The Board has the authority to amend or terminate the Purchase Plans at any time, including amendments to outstanding stock purchase rights under these plans, subject to required approvals of our stockholders in order for the Purchase Plans to qualify under Section 423 of the Code or other applicable law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 1, 2000, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Securities

      In January 2000, we issued an aggregate of 1,857,355 shares of our Series B redeemable preferred stock at a price of $2.019 per share and warrants to purchase an aggregate of 928,677 shares of our common stock at an exercise price of $0.02 per share in a private placement transaction. These warrants were issued for no additional consideration. All shares of our Series B redeemable preferred stock will be redeemed immediately following the closing of this offering for $2.019 per share plus accrued but unpaid dividends thereon accumulating at 8% per annum through October 24, 2002 and at 10% per annum from October 25, 2002 through the redemption date. The warrants will have been exercised prior to the closing of this offering. In connection with the above transaction, we entered into an agreement with the investors providing for registration rights with respect to these shares. See “Description of Capital Stock — Registration Rights.” The following table summarizes the purchases, valued in excess of $60,000, of shares of Series B preferred stock and warrants to purchase common stock by our directors, executive officers, and 5% stockholders and their affiliated entities.

	Series B	Warrants to
	Redeemable	Purchase	Total
	Preferred Stock	Common Stock	Consideration

Weston Presidio Capital II, L.P.(1)	1,603,896	801,948	$3,238,266
Eos Partners SBIC, L.P.(2)	247,647	123,823	500,000

(1)	James McElwee, one of our directors, is a general partner of Weston Presidio Capital and Weston Presidio Capital II, L.P.

(2)	Steven Friedman, one of our directors, is a general partner of Eos Partners, L.P. and Eos Partners SBIC, L.P.

      In September 2000, we issued warrants to purchase an aggregate of 928,677 shares of our common stock at an exercise price of $0.02 per share to the holders of our Series B redeemable preferred stock in the same denominations as the warrants sold and issued in connection with the private placement transaction in January 2000. These warrants were issued for no additional consideration pursuant to the terms set forth in the securities purchase agreement between us and the investors in the private placement transaction. These warrants will have been exercised prior to the closing of this offering.

      In September 2002, pursuant to a cashless exercise of warrants to purchase 152,059 shares, we issued 58,348 shares of our common stock to Forth Investments, LLC.

      In September 2002, pursuant to a cashless exercise of warrants to purchase 152,059 shares, we issued 58,348 shares of our common stock to Universal City Studios, Inc.

Consideration for Consent to Delay Mandatory Redemption of Series A Preferred Stock

      In October 2002, the terms of our Series A redeemable preferred stock were amended to provide for the extension of the redemption from equal installments due on October 24, 2002 and October 24, 2003 to one installment due on May 24, 2004. At the same time, the redemption of our Series B redeemable preferred stock was accelerated to coincide with the Series A redemption on May 24, 2004. In addition, the dividend rate was increased from 8% to 10% per annum for accrual of all dividends after October 24, 2002 through maturity on May 24, 2004. In consideration for delaying the mandatory redemption of the

Series A redeemable preferred stock and voting in favor of the Amended and Restated Certificate of Incorporation, we agreed to make a cash payment to holders of the Series A redeemable preferred stock. The following table summarizes the approximate amount of the payments, in which the amount exceeded $60,000, that were made to our directors, executive officers, and 5% stockholders and their affiliated entities in connection with this transaction.

Amount Received
Upon Agreement to
Delay Mandatory Redemption

Weston Presidio Capital II, L.P.	$102,600
Eos Partners SBIC, L.P.	$63,720

Dividends Paid on Preferred Stock

      In February 2003, we paid cash dividends to our preferred stockholders in the amounts due under our Amended and Restated Certificate of Incorporation. The following table summarizes the approximate amount of the dividend payments, in which the amount exceeded $60,000, that were made to our directors, executive officers, and 5% stockholders and their affiliated entities:

Amount of Dividend Payment

Weston Presidio Capital II, L.P.	$668,352
Eos Partners SBIC, L.P.	$288,650
Scripps Ventures, L.L.C.	$198,708

Redemption of Preferred Stock Following the Closing of this Offering

      Immediately following the closing of this offering, we plan to use a portion of the offering proceeds to redeem all of the outstanding shares of our preferred stock in accordance with the terms of our Amended and Restated Certificate of Incorporation. The following table summarizes the approximate amount of the payments, in which the amount exceeded $60,000, that will be made to our directors, executive officers, and 5% stockholders and their affiliated entities in connection with the redemption of our preferred stock:

Approximate Amount
to be Received Upon
Redemption of Preferred Stock

Weston Presidio Capital II, L.P.	$10,555,000
Eos Partners SBIC, L.P.	$4,721,000
Terry Beard	$169,000

Indemnification Agreements

      Our Restated Certificate of Incorporation and Restated Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers containing provisions that require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct. For further information, see “Management — Indemnification of Directors and Executive Officers and Limitation of Liability.”

Employment Agreements

      We have entered into employment agreements with each of our executive officers. For information on employment agreements with Jon Kirchner, Dan Slusser, Melvin Flanigan, Patrick Watson, and W. Paul Smith, please see “Management — Employment and Change of Control Arrangements.”

      We entered into an employment agreement with Blake Welcher to serve as Vice President and General Counsel. This agreement provides for a term of 12 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under the agreement, if Mr. Welcher’s employment is terminated without cause, or is constructively terminated, we are required to pay his salary and continue his benefits for a period of 12 months following the termination. In addition, in such event, all of his stock options shall immediately vest in full. A constructive termination includes Mr. Welcher’s removal from his position as Vice President and General Counsel or any material change by us in his functions, duties or responsibilities, without his consent, or a material non-voluntary reduction in his base salary and eligibility for bonus amounts. Under the terms of Mr. Welcher’s option grants, in the event of a change of control or sale of our company, options to purchase 75,000 shares of our common stock will immediately vest in full.

      We entered into an employment agreement with Andrea Nee to serve as Vice President of Operations. This agreement provides for a term of 12 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under the agreement, if Ms. Nee’s employment is terminated without cause we are required to pay her salary and continue her benefits for a period of 12 months following the termination. In addition, in such event, all of her stock options shall immediately vest in full.

      We entered into an employment agreement with Jan Wissmuller to serve as Vice President of Engineering. This agreement provides for a term of 12 months, which automatically renews on a daily basis until terminated in accordance with its provisions. Under the agreement, if Mr. Wissmuller’s employment is terminated without cause we are required to pay his salary and continue his benefits for a period of 12 months following the termination. In addition, in such event, all of his stock options shall immediately vest in full. Under the terms of Mr. Wissmuller’s option grants, in the event of a change of control or sale of our company, options to purchase 25,000 shares of our common stock will immediately vest in full.

      We entered into an employment agreement with Jeffrey Skillen to serve as Vice President of Business Development for our DTS Entertainment business. This agreement provides for a term that expires on January 1, 2004, unless sooner terminated in accordance with its provisions. Under the agreement, if Mr. Skillen’s employment is terminated without cause we are required to pay his salary for the remaining term of the agreement. Under the terms of Mr. Skillen’s option grants, in the event of a change of control or sale of our company, all of his options will immediately vest in full.

Separation Agreement

      In May 2000, we entered into a Separation Agreement and General Release with Terry Beard, one of our 5% or greater stockholders and a former member of our Board of Directors, and Nuoptix, Inc., a company wholly-owned by Mr. Beard, pursuant to which we settled certain claims between us and Mr. Beard primarily relating to his previous employment with us and his Employment Agreement dated October 24, 1997. Pursuant to this Separation Agreement and General Release, we paid a total of approximately $333,000 to Mr. Beard, less withholdings, and we transferred theater equipment of nominal value to Nuoptix, relating to a theater that we previously shared with Nuoptix. The parties mutually released each other from claims relating to Mr. Beard’s employment agreement and employment with us.

Incentive Based Compensation

      Since January 1, 2000, we have granted options to our executive officers and directors as described below. Each of the options granted has a term of 10 years from the date of grant.

			Shares
			Underlying
Name	Date of Grant		Options	Exercise Price

Jon Kirchner	2/15/00	(1)	25,000	$4.038
	9/16/02		355,000	1.02
	9/30/02		110,000	1.02
Melvin Flanigan	2/15/00	(1)	15,000	4.038
	9/16/02		85,500	1.02
	9/30/02		30,000	1.02
Blake Welcher	2/15/00	(1)	5,000	4.038
	9/16/02		75,000	1.02
	9/30/02		12,500	1.02
W. Paul Smith	2/15/00	(1)	20,000	4.038
	9/16/02		75,000	1.02
	9/30/02		40,000	1.02
Jan Wissmuller	9/16/02		25,000	1.02
Andrea Nee	2/15/00	(1)	15,000	4.038
	9/30/02		87,500	1.02
Parick Watson	9/16/02		95,000	1.02
	9/30/02		20,000	1.02
Jeffrey Skillen	9/16/02		12,500	1.02
Dan Slusser	2/15/00	(1)	25,000	4.038
	9/16/02		70,000	1.02
	9/30/02		162,500	1.02

(1)	This option was canceled on March 15, 2002, pursuant to our offer to exchange options issued under our 1997 Stock Option Plan and the holder’s election to accept our offer.

      In March 2002, we offered all of our employees and consultants, including our directors and executive officers, the right to exchange their outstanding options to purchase shares of our common stock for new options with a new exercise price. The new options were granted in September 2002, more than six months and one day after the date we canceled the options accepted for exchange. All of the cancelled options had an exercise price of $4.038 per share; the new options were granted with an exercise price of $1.02 per share. The cancellation and exchange program was implemented to provide renewed incentive to our employees and consultants because we believed the fair market value of our common stock was significantly below the exercise price of the options held by them prior to the exchange.

      For more information on stock option grants to our directors and executive officers, please see “Management — Executive Compensation.”

Relationship with Universal City Studios, Inc.

      During 2000, 2001, and 2002, we sold equipment and provided services to Universal City Studios, Inc. for approximately $364,000, $622,000, and $569,000, respectively. Universal City Studios, Inc. owns in excess of 5% of our common stock. The consideration paid by Universal City Studios for technology and trademarks licensed, equipment sold, and services rendered by us is comparable to amounts that would be paid in an arms-length transaction. We expect to continue to sell equipment and provide services to Universal City Studios, Inc. in the normal course of our business.

Relationship with Dreamworks SKG

      During 2000, 2001, and 2002, we sold equipment and provided services to Dreamworks SKG for approximately $372,000, $275,000, and $369,000, respectively. A principal of Dreamworks SKG is the beneficial owner of Forth Investments, LLC, which owns in excess of 5% of our common stock. The consideration paid by Dreamworks SKG for technology and trademarks licensed, equipment sold and services rendered by us is comparable to amounts that would be paid in an arms-length transaction. We expect to continue to sell equipment and provide servers to Dreamworks SKG in the normal course of our business.

Relationship with Animated Designs, LLC

      Animated Designs, LLC is controlled by Patrick Beard, who is the son of Terry Beard, one of our 5% or greater stockholders and a former member of our Board of Directors. From time to time Animated Designs provides web hosting and design services for us. In 2000, 2001, and 2002, we paid Animated Designs approximately $106,000, $87,000, and $85,000, respectively, for such services. The consideration that we paid for these services is comparable to amounts that would be paid in an arms-length transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table shows information with respect to the beneficial ownership of our common stock as of May 31, 2003, and as adjusted to reflect the sale of the common stock being offered in this offering, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Percentage ownership before the offering is based on 9,223,596 shares of our common stock outstanding as of March 31, 2003. Percentage ownership after the offering is based on 12,623,596 shares of our common stock outstanding immediately after the completion of this offering. Both of these figures assume the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants at an exercise price of $0.02 per share prior to the closing of this offering, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus, and exclude the shares of Series A and Series B redeemable preferred stock we will redeem immediately following the closing of this offering. Certain of our stockholders, as set forth below, are expected to grant the underwriters an option to purchase up to 330,936 shares of our common stock in this offering to cover over-allotments, if any. These stockholders will only sell shares in the event and to the extent that the underwriters exercise their over-allotment option.

					Shares Beneficially
					Owned After the
					Offering if the
				Maximum	Underwriters’ Over-
				Number of	Allotment Option is
	Total Shares	Percentage Ownership		Shares Being	Exercised in Full
	Beneficially			Sold in the
	Owned Prior to	Before the	After the	Over-Allotment	Number of	Percentage
Name of Beneficial Owner(1)	the Offering(2)	Offering	Offering(3)	Option, if Any	Shares	Ownership

Five Percent Stockholders
Weston Presidio Capital II, L.P.(4)	3,082,924	33.42%	24.42%	—	3,082,924	24.08%
Forth Investments, LLC(5)	1,752,756	17.89	13.28	66,084	1,686,672	12.61
Universal City Studios LLLP(6)	1,752,756	17.89	13.28	66,084	1,686,672	12.61
Eos Partners SBIC, L.P.(7)	976,902	10.59	7.74	54,879	922,023	7.20
Scripps Ventures, L.L.C.(8)	587,378	6.37	4.65	32,997	554,381	4.33
Terry Beard(9)	981,719	10.28	7.58	36,524	945,195	7.20
Executive Officers and Directors
Jon Kirchner(10)	132,783	1.42	1.04	—	132,783	1.03
Melvin Flanigan(11)	26,250	*	*	—	26,250	*
W. Paul Smith(12)	99,903	1.08	*	—	99,903	*
Patrick Watson(13)	37,250	*	*	—	37,250	*
Dan Slusser(14)	164,247	1.75	1.29	—	164,247	1.27
Steven Friedman(7)	976,902	10.59	7.74	54,879	922,023	7.20
James McElwee(4)	3,082,924	33.42	24.42	—	3,082,924	24.08
All directors and executive officers as a group (11 persons)(15)	4,628,538	47.75	35.35	54,879	4,573,659	34.46

					Shares Beneficially
					Owned After the
					Offering if the
				Maximum	Underwriters’ Over-
				Number of	Allotment Option is
	Total Shares	Percentage Ownership		Shares Being	Exercised in Full
	Beneficially			Sold in the
	Owned Prior to	Before the	After the	Over-Allotment	Number of	Percentage
Name of Beneficial Owner(1)	the Offering(2)	Offering	Offering(3)	Option, if Any	Shares	Ownership

Other Selling Stockholders
Patrick Beard	450,879	4.82%	3.53%	17,420	433,459	3.35%
Ron Booth	67,466	*	*	2,651	64,815	*
Joe Dellaria	159,010	1.71	1.25	5,366	153,644	1.19
Robert Knudson	73,050	*	*	3,742	69,308	*
Nancy Montgomery	64,468	*	*	2,577	61,891	*
William Neighbors	142,756	1.53	1.12	1,891	140,865	1.09
Karen Sullivan	64,468	*	*	2,577	61,891	*
H&Q Digital Theater Systems Investors L.P.(16)	215,204	2.33	1.70	12,087	203,117	1.58
Mr. and Mrs. John Dyatt	14,763	*	*	829	13,934	*
Mike Smyth	66,633	*	*	2,235	64,398	*
Ming Yan	50,082	*	*	1,019	49,063	*
Neil Robinson	9,013	*	*	296	8,717	*
Richard Koppel	132,695	1.43	1.05	5,556	127,139	*
Julie Koppel	114,393	1.24	*	4,528	109,865	*
AT Communications K.K.(17)	54,958	*	*	2,500	52,458	*
Brian Speers	9,013	*	*	296	8,717	*
Salah Hassanein	212,965	2.29	1.68	8,798	204,167	1.59

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the address for each individual listed below is: c/o Digital Theater Systems, Inc., 5171 Clareton Drive, Agoura Hills, California 91301.

(2)	Beneficial ownership is based on information furnished by the individuals or entities. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are currently exercisable or exercisable within 60 days from May 31, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other individual or entity.

(3)	See discussion under “Underwriting” regarding the overallotment option to the underwriters.

(4)	Reflects the issuance of 2,776,514 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 2,352,650 shares of Series A preferred stock and 1,603,896 shares of Series B preferred stock. Mr. James McElwee, a member of our board of directors, is a general partner of Weston Presidio Capital II. Mr. McElwee does not have voting or investment power with respect to the shares held by Weston Presidio Capital II, and disclaims beneficial ownership of these shares except to the extent of his proportionate interest in the shares. The address for Weston Presidio Capital II and Mr. McElwee is 2420 Sand Hill Road, Suite 206, Menlo Park, California 94025.

(5)	Includes a warrant to purchase 574,825 shares of common stock that is currently exercisable. This stockholder is expected to grant to the underwriters an option to purchase up to 66,084 shares of common stock solely to cover over-allotments, if any. The address for Forth Investments, LLC is 11400 W. Olympic Boulevard, Suite 550, Los Angeles, California 90064.

(6)	Includes a warrant to purchase 574,825 shares of common stock that is currently exercisable. This stockholder is expected to grant to the underwriters an option to purchase up to 66,084 shares of common stock solely to cover over-allotments, if any. The address for Universal City Studios LLLP is 100 Universal City Plaza, Universal City, California 91608.

(7)	Reflects the issuance of 976,902 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 1,461,119 shares of Series A preferred stock and 247,647 shares of Series B preferred stock. Mr. Steven Friedman, a member of our board of directors, is a general partner of Eos Partners SBIC, L.P. Mr. Friedman does not have voting or investment power with respect to the shares held by Eos Partners SBIC, L.P., and disclaims beneficial ownership of these shares except to the extent of his proportionate interest in the shares. Eos Partners SBIC, L.P. is expected to grant to the underwriters an option to purchase up to 54,879 shares of common stock solely to cover over-allotments, if any. The address for Eos Partners SBIC, L.P. and Mr. Friedman is 320 Park Avenue, Suite 220, New York, New York 10022.

(8)	Reflects the issuance of 587,378 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 1,176,325 shares of Series A preferred stock. This stockholder is expected to grant to the underwriters an option to purchase up to 32,997 shares of common stock solely to cover over-allotments, if any. The address for Scripps Ventures, L.L.C. is 200 Madison Avenue, New York, New York 10016.

(9)	Reflects the issuance of 29,960 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 60,000 shares of Series A preferred stock. Includes a warrant to purchase 280,727 shares of common stock that is currently exercisable and 50,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003. This stockholder is expected to grant to the underwriters an option to purchase up to 36,524 shares of common stock solely to cover over-allotments, if any. The address for Mr. Terry Beard is Nuoptix Inc., 31336 Via Colinas, Suite 104, Westlake Village, CA 91362.

(10)	Reflects the issuance of 5,741 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 2,962 shares of Series A preferred stock and 4,268 shares of Series B preferred stock. Includes a warrant to purchase 7,018 shares of common stock that is currently exercisable and 103,750 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(11)	Includes 26,250 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(12)	Includes a warrant to purchase 26,796 shares of common stock that is currently exercisable and 35,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(13)	Reflects the issuance of 6,183 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 12,382 shares of Series A preferred stock. Includes a warrant to purchase 4,466 shares of common stock that is currently exercisable and 20,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(14)	Reflects the issuance of 7,725 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 12,382 shares of Series A preferred stock and 1,544 shares of Series B preferred stock. Includes 156,250 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(15)	Reflects the issuance of 3,774,313 shares of common stock upon the automatic cashless exercise of outstanding warrants and the redemption of 3,843,995 shares of Series A preferred stock and 1,857,355 shares of Series B preferred stock. Includes warrants to purchase 45,298 shares of common stock that are currently exercisable and 425,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(16)	The address for H&Q Digital Theater Systems Investors L.P. is c/o JP Morgan Chase, Ms. Bridget Storm, 560 Mission Street, San Francisco, CA 94105.

(17)	The address for AT Communications K.K. is c/o Takeo Asano, 2-14-4 Shinonome, Koto-ku Marusada, Bldg. 8f, Tokyo, Japan 135-0062.

DESCRIPTION OF SECURITIES

      The following information describes our securities and selected provisions of our restated bylaws as in effect promptly following the closing of this offering (the “Restated Bylaws”) and our restated certificate of incorporation that will be filed and in effect promptly following our redemption of all shares of our redeemable preferred stock immediately following the closing of this offering (the “Restated Certificate of Incorporation”). The Restated Bylaws and Restated Certificate of Incorporation were each approved by our Board of Directors in April 2003 and by our stockholders in May 2003 for effectiveness after the redemption of our outstanding preferred stock following the closing of this offering. This description is only a summary. You should also refer to the Restated Bylaws and Restated Certificate of Incorporation which we filed with the Securities and Exchange Commission as exhibits to our Registration Statement, of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

      The following description assumes the redemption of all our redeemable preferred stock immediately following the closing of this offering and the filing of the Restated Certificate of Incorporation promptly thereafter.

      Upon the filing of our Restated Certificate of Incorporation, our authorized capital stock will consist of 70,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. As of March 31, 2003, there were 4,435,002 shares of our common stock outstanding that were held of record by approximately 29 stockholders. We will have a total of 12,623,596 shares of common stock outstanding immediately following the closing of this offering, assuming:

•	the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants that will be exercised prior to the closing of this offering at an exercise price of $0.02 per share, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus;

•	the issuance of the 3,400,000 shares of common stock offered hereby; and

•	the redemption of all outstanding shares of our redeemable preferred stock immediately following the closing of this offering.

Common Stock

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights. Accordingly, the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director elected at an annual stockholders’ meeting following the date of this offering serving a three-year term and one class being elected at each year’s annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      Pursuant to our Restated Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Options

      As of March 31, 2003, options to purchase a total of 1,882,580 shares of common stock were outstanding. Options to purchase a total of 187,221 shares remain available for future issuance as of March 31, 2003 under our existing equity incentive plans and an additional 928,949 shares remain available for future issuance under our 2003 Equity Incentive Plan adopted in connection with this offering.

Warrants

      As of March 31, 2003, we had outstanding warrants to purchase an aggregate of 2,176,381 shares of common stock at a weighted average exercise price of $11.92 per share, after giving effect to the assumed issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus. Warrants to purchase 2,156,381 shares of our common stock expire on December 31, 2007 and warrants to purchase the remaining 20,000 shares of our common stock expire five years after the date that all obligations under the Loan Agreement between us and Comerica Bank have been paid in full and all obligations under the Loan Agreement have been terminated by Comerica Bank.

Registration Rights

      Stockholders holding approximately 5,775,000 shares of common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of 30% of the shares of our common stock held by (i) Universal City Studios, Inc. and Forth Investments, LLC or (ii) certain of the holders of our redeemable preferred stock each have the right, on up to two occasions, to demand that we register shares under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain limitations, including that the aggregate offering price must be at least $10,000,000. In addition, after the closing of this offering these holders will be entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of registration rights may require us to file registration statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price of at least $3,000,000. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration. We are generally required to bear all of the expenses of all such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-Takeover Provisions

Delaware Law

      We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder”, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring, or preventing a change in control of our company.

Board of Directors Vacancies

      Our Restated Bylaws authorize only the board of directors to fill vacant directorships. In addition, the number of directors constituting the board of directors may be set only by resolution of two-thirds of the incumbent directors or two-thirds of the stockholders that are present at an annual meeting. These provisions may deter a stockholder from increasing the size of the board and gaining control of the board of directors by filling the resulting vacancies with its own nominees.

Staggered Board

      Our Restated Certificate of Incorporation and our Restated Bylaws provide that our board is classified into three classes of directors. The existence of a staggered board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror. Please see “Management — Board Composition” for more information regarding the staggered board.

Stockholder Action; Special Meeting of Stockholders

      Our Restated Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our Restated Bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the board of directors or a majority of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. Our Restated Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

      Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Limitation of Liability and Indemnification Matters

      Our Restated Certificate of Incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by our directors. Under Delaware law, our directors have a fiduciary duty to us which is not eliminated by this provision in the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

      Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. Our Restated Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our Restated Certificate of Incorporation and our Restated Bylaws provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      We have also entered into agreements to indemnify our directors and executive officers, to provide contractual indemnification in addition to the indemnification provided for in our Restated Certificate of Incorporation and Restated Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our Restated Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have obtained liability insurance for our officers and directors and intend to obtain greater coverage.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our Restated Certificate of

Incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq National Market

      We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol “DTSI.”

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Equiserve.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

      Upon completion of this offering, we will have outstanding 12,623,596 shares of common stock based upon our shares outstanding as of March 31, 2003, and assuming:

•	the effectiveness of a reverse split of our outstanding common stock of one share for each two shares of outstanding common stock, which was approved by our Board of Directors and stockholders in June 2003 and will be effective immediately prior to the closing of this offering;

•	the issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of outstanding warrants prior to the completion of the offering, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus;

•	the redemption of all of our redeemable preferred stock immediately following completion of this offering;

•	no exercise of the underwriters’ overallotment option; and

•	except as set forth above, no exercise of outstanding options or warrants after March 31, 2003 and prior to completion of this offering.

      Of these shares, the 3,400,000 shares of common stock sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

      The remaining 9,223,596 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, 9,098,012 of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to various lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, and existing stockholders subject to these lockup agreements.

      As of the date of this prospectus up to 125,584 of the remaining shares may be eligible for sale in the public market. Beginning 180 days after the date of this prospectus, 9,098,012 of these remaining shares will be eligible for sale in the public market, although all but 1,344,320 shares will be subject to certain volume limitations under Rule 144.

Rule 144

      In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the

SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 126,236 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

      Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

      Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

      Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

      As of March 31, 2003, 1,250 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Registration Rights

      Our existing stockholders holding approximately 5,775,000 shares of our common stock have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

      In addition to the 12,623,596 shares of common stock outstanding immediately after this offering, as of March 31, 2003, there were outstanding options to purchase 1,882,580 shares of our common stock and outstanding warrants to purchase up to 2,176,381 shares of our common stock, after giving effect to the assumed issuance of 4,788,594 shares of common stock upon the automatic cashless exercise of warrants prior to the closing of this offering, based on an assumed offering price to the public of $15.00 per share, the mid-point of the range on the cover of this prospectus. As of the date of this prospectus, holders of warrants to purchase up to 87,087 of these 2,176,381 shares of our common stock subject to warrants could immediately sell any shares issued upon the cashless exercise of their warrants.

      As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 1997 Stock Option Plan, 2002 Stock Option Plan, 2003 Stock Incentive Plan, and 2003 Employee Stock Purchase Plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, if requested by us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following discussion of certain United States federal income tax considerations is for general information only. Accordingly, all prospective non-U.S. Holders (as defined below) of our common stock are urged to consult their own tax advisors with respect to the U.S. federal, state and local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

      As used in this prospectus, the term “Non-U.S. Holder” is a person who is a beneficial owner of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

      This discussion does not consider:

•	state, local or foreign tax consequences;

•	the tax consequences for the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, non-U.S. holders of interests in domestic or foreign partnerships, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and United States expatriates; or

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States federal income tax purposes, or a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, also known as the Code.

      The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the United States Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder.

Dividends

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid in cash or property on shares of our common stock, such dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.

      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or attributable to a permanent establishment in the United States under an applicable income tax treaty, known as “United States trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

      A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is United States trade or business income, in which case the regular corporate income tax and the branch profits tax described above may apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

      Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently, and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding tax on specified payments on our common stock. A Non-U.S. Holder of our common stock that fails to certify, under penalties of perjury, its Non-U.S. Holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding tax.

      The payment of the proceeds of the disposition of our common stock by a holder to or through a United States office of a broker, or through a foreign office of a broker who is a United States person or a “United States related person” (as defined below) generally will be subject to information reporting and backup withholding tax unless the holder provides the requisite certification of status as a Non-U.S. Holder, the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge, or reason to know, to the contrary or another exemption is established. For this purpose, a “United States related person” is:

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign partnership if, at any time during the taxable year, (A) United States persons own more than 50% of the income or capital interests in the partnership, or (B) the partnership is engaged in a United States trade or business;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, (or for such part of the period that the person has been in existence), is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•	some U.S. branches of foreign banks or insurance companies.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, William Blair & Company, L.L.C., and Thomas Weisel Partners LLC are acting as representatives of the underwriters named below:

Number of
Name	Shares

SG Cowen Securities Corporation
William Blair & Company, L.L.C.
Thomas Weisel Partners LLC

Total	3,400,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $          per share. Securities dealers may reallow a concession not in excess of $          per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We and certain of our stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 510,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. In the event these stockholders sell less than the full number of shares subject to the over-allotment option, if any, we have agreed at the underwriters’ option to sell an additional number of shares of our common stock equal to the number of shares not sold by these stockholders. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions payable by us	$	$	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      All of our directors and executive officers, and security holders collectively beneficially owning in excess of 98% of our outstanding securities, have agreed with the underwriters, or are otherwise subject to arrangements providing, that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen Securities Corporation, provided we may, without the consent of SG Cowen Securities Corporation, grant options and sell shares pursuant to our stock plans. There are no agreements between SG Cowen Securities Corporation and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 170,000 shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in this reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. SG Cowen Securities Corporation may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included the following:

•	the information included in this prospectus and otherwise available to the representatives;

•	market conditions for initial public offerings;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, San Diego, California and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Digital Theater Systems, Inc. as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement, or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

DIGITAL THEATER SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 and March 31, 2003 (Unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2002 and 2003 (Unaudited)	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2002 and 2003 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2002 and 2003 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2000, 2001 and 2002	F-29

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Digital Theater Systems, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows present fairly, in all material respects, the financial position of Digital Theater Systems, Inc. and its subsidiaries (the “Company”) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on the index and appearing on page F-29 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

April 17, 2003, except for Note 15 as to which the date is June 5, 2003

DIGITAL THEATER SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	As of		As of
	December 31,		March 31,

	2001	2002	2003

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,858	$1,907	$3,791
Short-term investments	—	2,144	2,151
Accounts receivable, net of allowance for doubtful accounts of $550 and $437 in 2001 and 2002, respectively, and $530 at March 31, 2003	3,773	5,618	3,237
Inventories	2,910	4,646	5,301
Deferred tax assets, net	1,989	5,129	5,129
Prepaid expenses and other	727	729	705

Total current assets	16,257	20,173	20,314
Property and equipment, net	2,952	3,099	3,142
Patents and trademarks	429	442	392
Deferred tax asset	2,048	2,049	2,049
Other assets	21	16	21

Total assets	$21,707	$25,779	$25,918

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,649	$2,638	$2,257
Accrued expenses	4,156	5,627	5,159
Income taxes payable	—	2,527	2,399

Total current liabilities	6,805	10,792	9,815
Bank line of credit	6,303	—	—

Total liabilities	13,108	10,792	9,815
Commitments and contingencies (Note 7)
Mandatorily redeemable preferred stock — $0.0001 par value, 10,000,000 shares authorized; 7,800,891 shares outstanding at December 31, 2001 and 2002 and at March 31, 2003	19,454	21,302	20,452
Stockholders’ equity (deficit):
Common stock — $0.0001 par value, 30,000,000 shares authorized; 4,413,035 and 4,412,116 issued and outstanding at December 31, 2001 and 2002, respectively, and 4,435,002 issued and outstanding at March 31, 2003	1	1	1
Additional paid-in capital	(1,146)	(1,008)	(603)
Accumulated deficit	(9,710)	(5,308)	(3,747)

Total stockholders’ deficit	(10,855)	(6,315)	(4,349)

Total liabilities, mandatorily redeemable preferred stock and stockholders’ deficit	$21,707	$25,779	$25,918

See accompanying notes to consolidated financial statements.

DIGITAL THEATER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

				For the Three Months Ended
	For the Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Revenues:
Technology and film licensing	$14,605	$19,615	$31,906	$7,287	$10,124
Product sales and other revenues	10,457	9,133	9,150	2,130	1,632

Total revenues	25,062	28,748	41,056	9,417	11,756
Cost of goods sold:
Technology and film licensing	2,901	3,007	3,687	966	840
Product sales and other revenues	5,988	7,045	6,949	1,700	1,573

Total cost of goods sold	8,889	10,052	10,636	2,666	2,413

Gross profit	16,173	18,696	30,420	6,751	9,343
Operating expenses:
Selling, general and administrative (includes stock-based compensation of $138 for the year ended December 31, 2002 and $403 for the three months ended March 31, 2003)	12,819	13,336	16,379	3,501	4,991
Research and development	2,984	3,603	3,754	830	1,170

Total operating expenses	15,803	16,939	20,133	4,331	6,161

Income from operations	370	1,757	10,287	2,420	3,182
Interest and other expense, net	469	580	349	61	67

Income (loss) before provision (benefit) for income taxes	(99)	1,177	9,938	2,359	3,115
Provision (benefit) for income taxes	—	(2,731)	3,688	879	1,086

Net income (loss)	(99)	3,908	6,250	1,480	2,029
Accretion and accrued dividends on preferred stock	(1,783)	(1,813)	(1,848)	(471)	(468)

Net income (loss) attributable to common stockholders	$(1,882)	$2,095	$4,402	$1,009	$1,561

Net income (loss) attributable to common stockholders per common share:
Basic	$(0.44)	$0.49	$0.99	$0.23	$0.35

Diluted	$(0.44)	$0.23	$0.47	$0.11	$0.15

Weighted average shares used to compute net income (loss) attributable to common stockholders per common share:
Basic	4,294,378	4,295,419	4,432,408	4,295,419	4,424,071

Diluted	4,294,378	9,054,843	9,329,278	9,123,437	10,633,577

See accompanying notes to consolidated financial statements.

DIGITAL THEATER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except share amounts)

	Common		Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Stock	Capital	Deficit	Equity (Deficit)

Balance at December 31, 1999	4,400,535	$1	$(2,536)	$(9,923)	$(12,458)
Exercise of warrants	12,500	—	—	—	—
Charge related to measurement of common stock warrants in connection with the issuance of Series A Preferred Stock	—	—	876	—	876
Issuance of common stock warrants in connection with the sale of Series B Preferred Stock	—	—	514	—	514
Accretion of mandatorily redeemable preferred stock redemption value	—	—	—	(545)	(545)
Cumulative preferred stock dividends accrued	—	—	—	(1,238)	(1,238)
Net loss	—	—	—	(99)	(99)

Balance at December 31, 2000	4,413,035	1	(1,146)	(11,805)	(12,950)
Accretion of mandatorily redeemable preferred stock redemption value	—	—	—	(553)	(553)
Cumulative preferred stock dividends accrued	—	—	—	(1,260)	(1,260)
Net income	—	—	—	3,908	3,908

Balance at December 31, 2001	4,413,035	1	(1,146)	(9,710)	(10,855)
Exercise of warrants	116,697	—	—	—	—
Stock-based compensation charge for options issued to non-employees	—	—	138	—	138
Shares cancelled on expiration of escrow agreement	(117,616)	—	—	—	—
Accretion of mandatorily redeemable preferred stock redemption value	—	—	—	(512)	(512)
Cumulative preferred stock dividends accrued	—	—	—	(1,336)	(1,336)
Net income	—	—	—	6,250	6,250

Balance at December 31, 2002	4,412,116	1	(1,008)	(5,308)	(6,315)
Exercise of warrants (Unaudited)	21,636	—	1	—	1
Exercise of options (Unaudited)	1,250	—	1	—	1
Issuance of warrants to purchase common stock (Unaudited)	—	—	345	—	345
Stock-based compensation charge for options issued to non-employees (Unaudited)	—	—	58	—	58
Accretion of mandatorily redeemable preferred stock redemption value (Unaudited)	—	—	—	(76)	(76)
Cumulative preferred stock dividends accrued (Unaudited)	—	—	—	(392)	(392)
Net income (Unaudited)	—	—	—	2,029	2,029

Balance at March 31, 2003 (Unaudited)	4,435,002	$1	$(603)	$(3,747)	$(4,349)

See accompanying notes to consolidated financial statements.

DIGITAL THEATER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(99)	$3,908	$6,250	$1,480	$2,029
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	765	788	902	212	258
Stock-based compensation charges	—	—	138	—	403
Allowance for doubtful accounts	20	376	10	—	100
Deferred income taxes	—	(4,037)	(3,141)	—	—
Changes in operating assets and liabilities:
Accounts receivable	72	(639)	(1,855)	(678)	2,281
Inventories	208	184	(1,736)	(471)	(655)
Prepaid expenses and other assets	(597)	442	3	64	19
Accounts payable and accrued expenses	(1,101)	2,723	1,460	(9)	(849)
Income taxes payable	—	—	2,527	360	(128)

Net cash provided by (used in) operating activities	(732)	3,745	4,558	958	3,458

Cash flows from investing activities:
Purchase of short-term investments	—	—	(2,144)	—	(7)
Purchase of property and equipment	(866)	(815)	(977)	(118)	(247)
Payment for patents and trademarks in process	(116)	(124)	(85)	(33)	(4)

Net cash used in investing activities	(982)	(939)	(3,206)	(151)	(258)

Cash flows from financing activities:
Proceeds from sale of Series B preferred stock	3,690	—	—	—	—
Preferred stock dividend payments	—	—	—	—	(1,318)
Issuance of common stock upon exercise of employee stock options	—	—	—	—	1
Issuance of common stock upon exercise of warrants	—	—	—	—	1
Net repayments under bank line of credit	—	(100)	(6,303)	—	—

Net cash provided by (used in) financing activities	3,690	(100)	(6,303)	—	(1,316)

Net increase (decrease) in cash and cash equivalents	1,976	2,706	(4,951)	807	1,884
Cash and cash equivalents, beginning of period	2,176	4,152	6,858	6,858	1,907

Cash and cash equivalents, end of period	$4,152	$6,858	$1,907	$7,665	$3,791

Supplemental disclosure of cash flow information:
Cash paid for interest	$531	$463	$181	$45	$2

Cash paid for income taxes	$9	$11	$2,269	$66	$750

Non-cash investing and financing activities:
Non-cash cumulative preferred dividends accrued and accretion of preferred stock redemption value	$1,783	$1,813	$1,848	$471	$468

Issuance of common stock warrants to preferred stockholders	$1,390	$—	$—	$—	$345

Issuance of common stock options to non-employees for services	$—	$—	$138	$—	$58

See accompanying notes to consolidated financial statements.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Note 1 — The Company

      Digital Theater Systems, Inc. (the “Company”) provides multi-channel digital audio technologies, products and services to the motion picture, consumer electronics, professional audio and related industries. The Company’s theatrical business provides digital playback systems and cinema processor equipment to movie theaters, and provides film licensing services to film studios and production companies. The Company’s consumer business licenses audio technology to consumer electronics, personal computer, broadcast and professional audio companies, and sells multi-channel audio and video content to consumers.

      The Company commenced operations in 1990 as Digital Theater Systems Corporation (“DTS Corp”). In 1993, DTS Corp became the general partner of Digital Theater Systems, L.P., a Delaware limited partnership (“the Partnership”). In 1994, the Partnership formed DTS Technology, LLC (“DTS Technology”) to develop audio technologies for the consumer electronics and other markets. On October 24, 1997 the Company completed a reorganization and tax-free exchange with the predecessor entities and was incorporated in Delaware. The reorganization and formation of the Company was accounted for as a transaction by entities under common control and was effected by each of the former stockholders and owners of DTS Corp, the Partnership and DTS Technology receiving an ownership interest in the Company, represented by shares of common stock and warrants to acquire shares of common stock, substantially equivalent to their previous interests in DTS Corp, the Partnership and DTS Technology. Of such shares, a total of 235,232 were held in escrow pursuant to an escrow agreement which called for the shares to be held in escrow until the earlier of the consummation of an Initial Public Offering or a Qualified Sale Transaction, as defined, or December 1, 2002. As none of these events occurred by December 1, 2002, under the terms of the escrow, these shares were returned to the Company for cancellation in December 2002.

Note 2 — Significant Accounting Policies

     Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. In 1999, the Company’s subsidiary in Belgium was reincorporated in the United Kingdom.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Interim Financial Information

      The interim financial information as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 is unaudited but has been prepared on a basis consistent with the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 2003, are not necessarily indicative of results that may be expected for future periods.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Cash and Cash Equivalents

      The Company considers all short-term highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of funds held in general checking accounts, money market accounts and bank certificates of deposit.

Short-Term Investments

      Short-term investments consist of bank certificates of deposit with original maturities of greater than three months. These investments are classified as held to maturity and are carried at cost, which approximates fair value.

Concentration of Business and Credit Risk

      The Company markets its products and services to major motion picture producers and distributors, movie theaters, and consumer electronics product manufacturers in the United States and internationally. Domestic customers accounted for $13,677, $10,652, and $10,199 of revenues for the years ended December 31, 2000, 2001 and 2002, respectively. International customers accounted for $11,226, $17,948 and $30,756 of revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Although the Company is generally subject to the financial well being of the motion picture industry and the consumer electronics business, management does not believe that the Company is subject to significant credit risk with respect to trade accounts receivable. Additionally, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have generally been within the range of management’s expectations.

      No customers accounted for more than 10% of revenues for the years ended December 31, 2000, 2001 or 2002. One customer accounted for $847 of accounts receivable at December 31, 2001 and one customer accounted for $2,441 of accounts receivable at December 31, 2002.

      The Company purchases its professional audio encoding devices and movie theater playback systems from single third-party manufacturers who manufacture these units according to the Company’s specifications. Although the Company believes it could find alternative suppliers if necessary, a lack of key components noted above could cause significant delays, increased costs, or quality control problems, which could have a material adverse effect on the Company’s business and results of operations.

      The Company deposits its cash and cash equivalents in accounts with major financial institutions. At times, such investments may be in excess of insured limits. The Company has not incurred any related losses on its investments.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the related assets’ estimated useful lives, which range from three to ten years. Leasehold improvements are amortized over their estimated useful lives, or the lease term, whichever is shorter.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Expenditures that materially increase asset life are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Long-Lived Assets

      The Company periodically assesses potential impairments to its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business; and significant negative industry or economic trends. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair market value of the asset, based on the fair market value if available, or discounted cash flows if not.

Revenue Recognition

      The Company recognizes revenue in accordance with the guidelines of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” Revenue from the sale of audio playback systems is recorded upon shipment assuming: title and risk of loss has transferred to the customer; no significant Company obligations remain; prices are fixed or determinable; and collection of the related receivable is reasonably assured. The licensing, encoding and duplication of motion picture soundtracks for use in the audio playback systems manufactured by the Company is undertaken under arrangements with major film producers and distributors. Revenue arising from the licensing and duplication of soundtracks is recognized upon completion assuming: prices are fixed or determinable; no significant Company obligations remain; and collection of the related receivable is reasonably assured.

      Revenue from licensing audio technology, trademarks and know-how is generated from licensing agreements with consumer electronics product manufacturers that pay a per-unit license fee for products manufactured under those license agreements. Licensees generally report manufacturing information within 30 to 60 days after the end of the quarter in which such activity takes place. Consequently, the Company recognizes revenue from these licensing agreements on a three-month lag basis, generally in the quarter following the quarter of manufacture, provided amounts are fixed or determinable and collection is reasonably assured. Use of this lag method allows for the receipt of licensee royalty reports prior to the recognition of revenue.

      Revenue from the sale of multi-channel audio content is recorded upon shipment to retail accounts or end customers, assuming: title and risk of loss has transferred to the customer; prices are fixed or determinable; no significant Company obligations remain; and collection of the related receivable is reasonably assured. The Company’s shipping terms are customarily FOB shipping point with title transfer and risk of loss transferring to the customer upon shipment.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      Management provides for returns on product sales based on historical experience and adjusts such reserves as considered necessary. To date, there have been no significant sales returns.

Shipping and Handling Costs

      Costs related to the shipment of products to customers are included in cost of goods sold.

Patents and Trademarks

      Costs incurred in securing patents and trademarks protecting the Company’s proprietary technology and brand name are capitalized. Patent and trademark costs are amortized over five years and ten years, respectively. The amortization period commences when the patent or trademark is issued. Amortization of patent and trademark costs amounted to $72, $55 and $73 for the years ended December 31, 2000, 2001 and 2002, respectively, and $20 and $53 for the three months ended March 31, 2002 and 2003, respectively. Accumulated amortization at December 31, 2001 and 2002 amounted to $325 and $398, respectively, and at March 31, 2003 amounted to $451.

Research and Development Costs

      Research and development costs are expensed as incurred.

Provision for Warranty Claims

      The Company offers a limited warranty for product sales that generally provide the customer a one year warranty period against defects. Provisions for warranty claims are recorded at the time products are sold and are reviewed and adjusted by management periodically to reflect actual and anticipated experience.

      An analysis of changes in the liability for product warranty claims is as follows:

				For the Three
	For the Years Ended			Months
	December 31,			Ended March 31,

	2000	2001	2002	2003

				(Unaudited)
Balance at beginning of period	$134	$57	$36	$52
Current year provision (reversal)	(64)	(14)	18	(3)
Expenditures	(13)	(7)	(2)	(4)

Balance at end of period	$57	$36	$52	$45

Foreign Currency Translation

      The functional currency of the Company’s subsidiaries is the United States dollar and accordingly, gains and losses resulting from the translation of accounts denominated in currencies other than the functional currency are reflected in the determination of net income. Translation losses amounted to $11, $78 and $1 for the years ended December 31, 2000, 2001 and 2002, respectively, and $15 and $79 for the three months ended March 31, 2002 and 2003, respectively.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Advertising Expenses

      Advertising and promotional costs are expensed as incurred and amounted to $2,023, $1,828 and $1,771 for the years ended December 31, 2000, 2001 and 2002, respectively, and $515 and $796 for the three months ended March 31, 2002 and 2003, respectively.

Comprehensive Income

      The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, “Comprehensive Income”, which established standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in stockholders’ equity during a period from non-owner sources. To date, comprehensive income does not differ from net income for the periods presented.

Income Taxes

      The Company accounts for income taxes using the liability method. Under this method, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. Additionally, a valuation allowance is recorded for that portion of deferred tax assets for which it is more likely than not that the assets will not be realized. The deferred tax provision is the result of changes in the deferred tax assets and liabilities.

Stock-Based Compensation

      At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 10. The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principals Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and the related interpretations of the Financial Accounting Standards Board (“FASB”), “Accounting for Certain Transactions Involving Stock Compensation.” Accordingly, compensation expense related to employee stock options is recorded, if on the date of the grant, the fair value of the underlying stock exceeds the exercise price.

      To date, options have been granted at exercise prices that equal or exceed market value of the underlying common stock on the grant date. The following table illustrates the effect on net income (loss) attributable to common stockholders and net income (loss) per common share if we had applied the fair

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

				For the Three
	For the Years Ended			Months Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Net income (loss) attributable to common stockholders:
As reported	$(1,882)	$2,095	$4,402	$1,009	$1,561
Additional stock-based compensation expense determined under the fair value method, net of tax	(116)	(54)	(225)	68	(64)

Pro forma	$(1,998)	$2,041	$4,177	$1,077	$1,497

Net income (loss) attributable to common stockholders per common share-basic:
As reported	$(0.44)	$0.49	$0.99	$0.23	$0.35
Per share effect of additional stock-based compensation expense determined under the fair value method, net of tax	(0.03)	(0.01)	(0.05)	0.02	(0.01)

Pro forma	$(0.47)	$0.48	$0.94	$0.25	$0.34

Net income (loss) attributable to common stockholders per common share-diluted:
As reported	$(0.44)	$0.23	$0.47	$0.11	$0.15
Per share effect of additional stock-based compensation expense determined under the fair value method, net of tax	(0.03)	(0.00)	(0.02)	0.01	(0.01)

Pro forma	$(0.47)	$0.23	$0.45	$0.12	$0.14

      The key assumptions used for the determination of the fair value of stock options are further described in Note 10.

      The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services.” Under SFAS No. 123 and EITF Issue No. 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock award is remeasured each period until a commitment date is reached, which is generally the vesting date. For non-employee awards, deferred stock-based compensation is not reflected in stockholders’ deficit until a commitment date is reached.

Net Income (Loss) Attributable to Common Stockholders Per Common Share

      Basic net income (loss) attributable to common stockholders per common share is calculated by dividing net income (loss) attributable to common stockholders for the period by the weighted average common shares outstanding during the period reduced by shares subject to escrow. Diluted net income (loss) per share is calculated by dividing the net income (loss) attributable to common stockholders for

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

the period by the weighted average common shares outstanding, adjusted for all dilutive potential common share equivalents including shares issuable upon the exercise of stock options, and common stock warrants determined using the treasury stock method. Common share equivalents are excluded from the calculation if their effect is anti-dilutive. As the Company’s mandatorily redeemable preferred stock is not convertible into shares of common stock, the mandatorily redeemable preferred stock is not considered a common share equivalent.

Accretion of Redemption Value of Mandatorily Redeemable Preferred Stock

      The Company accretes the redemption value of mandatorily redeemable preferred stock ratably over the minimum period such stock is outstanding. In addition, accrued but unpaid dividends are recorded to increase the carrying value of the mandatorily redeemable preferred stock to the redemption value at maturity.

Segment Information

      The Company uses the “management approach” in determining reportable business segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Fair Value of Financial Instruments

      The carrying amount of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments. The carrying amount of the bank line of credit approximates fair value based on the then current incremental borrowing rates for similar types of borrowing arrangements.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS Nos. 141 and 142, “Business Combinations” and “Goodwill and Other Intangible Assets,” respectively. SFAS No. 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001 and prohibits the use of the pooling of interests method for combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Under SFAS No. 142, goodwill will be tested annually or whenever events or circumstances occur indicating that goodwill might be impaired. In addition, amortization of goodwill, including goodwill from past business combinations, will cease. Adoption of SFAS No. 141 and SFAS No. 142 did not have an impact on the Company’s financial position, results of operations or cash flows.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Because the Company does not have asset retirement obligations, the adoption of SFAS No. 143 did not have a material impact on the Company’s financial position, results of operations or cash flows for the three months ended March 31, 2003.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is applicable for financial statements issued for fiscal years beginning after

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of APB Opinion No. 30, “Reporting the Results of Operations.” This Statement also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a temporarily controlled subsidiary. As the Company is not presently contemplating any disposal of long-lived assets, the adoption of SFAS No. 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring).” The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Earlier adoption of SFAS No. 146 is encouraged. The Company is not contemplating any exit or disposal activities and accordingly SFAS No. 146 did not have a material impact on the financial position, results of operations or cash flows for the three months ended March 31, 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition Disclosure — an amendment of FAS 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company intends to continue to account for stock-based compensation to employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. The Company has made certain disclosures required by SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002 and will begin making the additional disclosures required by SFAS No. 148 in the first quarter of 2003. Accordingly, adoption of SFAS No. 148 will not impact the Company’s financial position, results of operations or cash flows.

      In November 2002, the FASB issued interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The Company adopted the disclosure requirements of this interpretation that were effective on December 31, 2002 (Note 7). The recognition provisions of the interpretation are effective for the Company in 2003 and are applicable only to guarantees issued or modified after December 31, 2002. The Company has not issued or modified any such guarantees and accordingly the interpretation did not have a material impact on the Company’s financial position, results of operations or cash flows for the three months ended March 31, 2003.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management believes that adoption of EITF Issue No. 00-21 will not have an impact on the Company’s consolidated financial statements.

Note 3 — Inventories

      Inventories consist of the following:

			As of
	As of December 31,		March 31,

	2001	2002	2003

			(Unaudited)
Raw materials	$702	$713	$775
Work in process	80	35	127
Finished goods	2,128	3,898	4,399

Total inventories	$2,910	$4,646	$5,301

      Inventory reserves amounted to $242 and $351 at December 31, 2001 and 2002, respectively, and $436 at March 31, 2003.

Note 4 — Property and Equipment

      Property and equipment consist of the following:

			As of
	As of December 31,		March 31,

	2001	2002	2003

			(Unaudited)
Machinery and equipment	$3,075	$3,384	$3,504
Office furniture and fixtures	1,529	2,046	2,216
Leasehold improvements	2,478	2,677	2,689

	7,082	8,107	8,409
Less: Accumulated depreciation	(4,130)	(5,008)	(5,267)

Property and equipment, net	$2,952	$3,099	$3,142

      Depreciation expense was $693, $733 and $829 for the years ended December 31, 2000, 2001 and 2002, respectively, and was $192 and $204 for the three months ended March 31, 2002 and 2003, respectively.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Note 5 — Accrued Expenses

      Accrued expenses consist of the following:

			As of
	As of December 31,		March 31,

	2001	2002	2003

			(Unaudited)
Accrued payroll and related benefits	$888	$1,468	$989
Production advance	1,346	1,184	1,146
Other	1,922	2,975	3,024

Total accrued expenses	$4,156	$5,627	$5,159

Note 6 — Bank Line of Credit

      The Company has a $10,000 working capital credit facility with a bank that matures on June 30, 2004. The bank agreement provides for working capital financing and is collateralized by substantially all of the Company’s assets. The bank agreement requires the Company to comply with certain restrictive covenants including maintenance of certain working capital, tangible net worth and profitability levels.

      At December 31, 2002 and March 31, 2003, there were no balances outstanding under this agreement and there was $6,000 and $7,200, respectively, of available borrowings under this credit facility pursuant to an availability formula based on cash, cash equivalents, short-term investments, 80% of eligible accounts receivable and 20% of inventory (up to a maximum of $1,000). Future borrowings will bear interest at rates ranging from the prime rate, as defined, minus 0.5% to the prime rate plus 1% (3.75% to 5.25% at December 31, 2002). A commitment fee of 0.25% per annum is paid on the daily unused balance under the line of credit. In connection with the origination of the bank agreement in 1997, the Company granted the bank a warrant to purchase 20,000 shares of its common stock at a price of the lesser of $4.04 per share, or the price per share of the Company’s next equity offering, as defined, which was $4.04. The fair value of the warrant was determined to be insignificant using the Black-Scholes option pricing model. The warrant was fully vested and exercisable, and non-forfeitable upon issuance and expires on October 24, 2007.

Note 7 — Commitments and Contingencies

      Warehouse, office facilities and certain office equipment are leased under operating leases expiring in various years through 2007. Some leases contain renewal options and escalation clauses including increases

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

in annual rents based upon increases in the consumer price index. Minimum future rental payments under non-cancelable operating leases are as follows:

Years Ending December 31,

2003	$433
2004	410
2005	404
2006	401
2007	210
thereafter	—

$1,858

      Rent expense amounted to $285, $285 and $525 for the years ended December 31, 2000, 2001 and 2002, respectively, and amounted to $178 and $119 for the three months ended March 31, 2002 and 2003, respectively.

      The Company is party to a supply agreement under which purchase obligations total approximately $6,100 at December 31, 2002 and $5,900 at March 31, 2003 and which expires in March 2004. The Company believes that it will utilize the committed amount in the normal course of business over the term of the agreement.

      In the normal course of business, the Company is subject to certain claims and litigation, including unasserted claims. The Company is of the opinion that, based on information presently available, any such legal matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

      During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company’s customers in connection with the sale of its products and the licensing of its technology, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products and technology, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Note 8 — Related Party Transactions

      One of the Company’s 5% or greater stockholders is both a customer of and a supplier to the Company. Sales to this stockholder totaled $364, $622 and $569 for the years ended December 31, 2000, 2001 and 2002, respectively. Purchases from the stockholder totaled $2, $2 and $0 for the years ended December 31, 2000, 2001 and 2002, respectively. Accounts receivable at December 31, 2001 and 2002 include $51 and $35, respectively, due from this stockholder.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      Sales to another 5% or greater stockholder totaled $372, $275 and $369 for the years ended December 31, 2000, 2001 and 2002, respectively. Accounts receivable at December 31, 2001 and 2002 include $43 and $66, respectively, due from this stockholder.

      The Company had sales of $126, $94, and $126 for the years ended December 31, 2000, 2001 and 2002, respectively, to a customer which is an 18.8% owned affiliate. Accounts receivable at December 31, 2001 and 2002 include $94 and $26, respectively, due from this affiliate.

      The Company purchased web hosting and graphic design services from an entity controlled by a person who is both a shareholder and the son of one of the Company’s board members. The Company paid $106, $87 and $85 for such services during the years ended December 31, 2000, 2001 and 2002, respectively.

Note 9 — Income Taxes

      The provision (benefit) for income taxes consists of the following:

	Years Ended December 31,

	2000	2001	2002

Current:
Federal	$—	$—	$3,700
State	—	—	965
Foreign	—	1,306	2,164

Total current	—	1,306	6,829

Deferred:
Federal	$—	$(3,232)	$(2,821)
State	—	(805)	(320)
Foreign	—	—	—

Total deferred	—	(4,037)	(3,141)

Total provision (benefit) for income taxes	$—	$(2,731)	$3,688

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      The components of temporary differences that gave rise to deferred income tax are as follows:

	As of
	December 31,

	2001	2002

Deferred tax assets:
Accrued revenues	$288	$2,884
Credit carryforwards	1,715	1,837
Royalty expense	1,067	1,183
Intangibles	654	654
Accrued expenses	411	581
Other assets	343	482

Total deferred tax assets	4,478	7,621
Valuation allowance	(120)	—

	4,358	7,621
Deferred tax liabilities:
Depreciation and amortization	(321)	(443)

Total deferred tax liabilities	(321)	(443)

Deferred tax assets, net	4,037	7,178
Current deferred tax assets	1,989	5,129

Non-current deferred tax assets, net	$2,048	$2,049

      There is no valuation allowance for deferred tax assets at December 31, 2002 based on management’s assessment of the Company’s ability to utilize these deferred tax assets. Realization of the net deferred tax assets of $7,178 is dependent on our generating sufficient taxable income in the future. Although realization is not assured, we believe it is more likely than not that the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced. The valuation allowance was reduced in 2001 by $3,032 based on management’s assessment that it was more likely than not that these benefits would be fully realized. The valuation allowance at December 31, 2001 related to foreign net operating loss carry forwards was released during 2002 based on management’s assessment of the Company’s ability to utilize these net operating loss carryforwards. This assessment took into consideration a number of factors including actual taxable income, management’s estimates of future taxable income and appropriate tax planning strategies.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      The provision (benefit) for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income (loss) before provision (benefit) for income taxes as follows:

	Years Ended December 31,

	2000	2001	2002

Statutory federal rate	(34.0)%	34.0%	34.0%
State income taxes, net	0.5	(44.4)	4.3
Valuation allowance	(1.3)	(239.2)	(2.2)
Effect of varying foreign rates	0.0	11.2	(0.3)
Other	34.8	6.4	1.3

Effective tax rate	0.0%	(232.0)%	37.1%

      The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on the undistributed earnings of its non-U.S. subsidiaries as of December 31, 2002, since these earnings are intended to be reinvested indefinitely.

Note 10 — Stock Option Plan

      In 1997, the Company adopted a stock option plan (the “1997 Plan”) for eligible employees, directors and consultants. In 2002, the Company adopted a stock option plan (the “2002 Plan”) for management and certain key employees. Options granted under the plans may be incentive stock options intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, or non-qualified options. Options generally become exercisable over a four-year period and expire in ten years. The total number of shares of common stock that may be issued under both plans amounted to a maximum of 2,071,051 at December 31, 2002. Options granted prior to 2002 were granted at exercise prices equal to the preferred stock financing prices, which were in excess of the estimated fair value of the underlying common stock.

      The following table summarizes information about stock option activity:

		Weighted Average
	Options Outstanding	Exercise Price

Options outstanding at December 31, 1999.	850,250	$4.04
Granted	277,625	4.04
Exercised	—	—
Expired or cancelled	(34,000)	4.04

Options outstanding at December 31, 2000	1,093,875	4.04
Granted	23,000	4.04
Exercised	—	—
Expired or cancelled	(80,750)	4.04

Options outstanding at December 31, 2001	1,036,125	4.04
Granted	1,778,250	1.02
Exercised	—	—
Expired or cancelled	(942,750)	4.04

Options outstanding at December 31, 2002	1,871,625	$1.17

Options available for future grant at December 31, 2002	199,426

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

		Options Outstanding		Options Exercisable

	Number	Weighted-		Number
	Outstanding	Average	Weighted-	Exercisable	Weighted-
Range of	at December 31,	Remaining	Average	at December 31,	Average
Exercise Prices	2002	Contractual Life	Exercise Price	2002	Exercise Price

$1.02	1,778,250	9.73	$1.02	744,500	$1.02
4.04	93,375	5.44	4.04	89,875	4.04

$1.02 - 4.04	1,871,625	9.52	$1.17	834,375	$1.34

      From January 1, 2003 through March 31, 2003, the Company granted options to purchase 16,205 shares of common stock at a weighted average price of $6.66 per share. During the same period, options for 4,000 shares of common stock were cancelled and options for 1,250 shares of common stock were exercised for proceeds totaling $1. At March 31, 2003 1,882,580 shares were issuable upon the exercise of outstanding options at an average exercise price of $1.22 per share. At March 31, 2003, a total of 187,221 shares were available for future grant under the Company’s 1997 Plan and 2002 Plan.

      In March 2002, the Company offered a stock option replacement program for employees, directors and non-employee consultants participating in the existing Plan. Under the stock option replacement program, participants were able to elect to cancel their current options and have those options replaced after six months and one day with options that will have an exercise price equal to the stock’s then-current fair value. A total of 930,250 options were cancelled under the stock option replacement program. On September 30, 2002, six months and 15 days after the cancellation of shares exchanged under the option replacement program, the Company granted 929,250 common stock options as replacement awards at an exercise price of $1.02 which represented the fair value of the Company’s common stock on that date.

      During 2000 and 2001, 50,000 and 5,000 options, respectively, were granted to non-employee directors or consultants.

      In 2002, the Company granted options to purchase 265,500 shares of common stock to non-employee consultants. Of these non-employee grants, 265,000 were re-grants under the stock option replacement program. Compensation expense related to the fair value of stock options granted to non-employees is recognized over the service period and was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4%; contractual life ranging from five to ten years; dividend yield of 0%; and expected volatility of 50%. At each reporting date, the Company revalues the stock-based compensation expense related to unvested non-employee options using the Black-Scholes option pricing model. As a result, stock-based compensation will fluctuate with changes in the fair value of the Company’s common stock. In connection with the grant of stock options to consultants during 2002, the Company recorded stock-based compensation expense of $138 for the year ended December 31, 2002 and $58 for the three months ended March 31, 2003 for the fair value of vested options.

      In March 2003, the Company issued warrants to a holder of Series A preferred stock (“Series A preferred stock”) to purchase 32,864 shares of the Company’s common stock at an exercise price of $0.02 per share. The warrants are immediately exercisable, non forfeitable and expire in 10 years. The fair value ascribed to these warrants amounted to $345 and was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4%; contractual life of ten years; dividend yield of 0%, expected volatility of 50%; and a fair value of $10.50 per share of common stock. The charge for these warrants was recorded to general and administrative expenses for the three months ended March 31, 2003.

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

      In April 2003, all of these warrants were exercised for a total proceeds of $1.

      As further described in Note 2, the key assumptions used for determining the fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

				Three Months
	Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Risk free interest rate	6.4%	4.8%	4.0%	4.0%	4.0%
Expected lives (years)	4	4	4	4	4
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	50%	50%	50%	50%	50%

      The weighted-average fair value at grant date for the options granted for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003 was $0.28, $0.58, and $1.02, and $6.66, respectively. There were no options granted during the three months ended March 31, 2002.

Note 11 — Mandatorily Redeemable Preferred Stock

      In 1997, the Company issued 5,943,536 shares of Series A preferred stock, $0.0001 par value per share, for net proceeds of approximately $11,000 as a result of a completed private placement. These shares contain mandatory redemption provisions and were redeemable at a price of $2.02 each plus accrued and unpaid dividends, 50% of the shares at October 24, 2002, and the remaining 50% at October 24, 2003. As further described below, on October 22, 2002, the redemption date was extended to May 24, 2004. Along with the issuance of the Series A preferred stock, the Company issued 2,971,768 common stock warrants, each of which entitles the holder to purchase one share of the Company’s common stock for $0.02 per share. These warrants are further described in Note 12.

      Additionally, in connection with the private placement, the Company issued warrants to the placement agent to purchase 29,717 shares of common stock at a price of $4.04 per share, expiring on December 31, 2007. The estimated fair value of these warrants as determined using the Black-Scholes option pricing model was insignificant.

      In January 2000, the Company completed the issuance of 1,857,355 shares of Series B redeemable preferred stock (“Series B preferred stock”) for net proceeds of approximately $3,689. These shares contain mandatory redemption provisions and are redeemable at a price of $2.02 each, 50% of the shares on January 27, 2005, and the remaining 50% on January 27, 2006. As further described below, on October 22, 2002, the redemption date was accelerated to May 24, 2004. Along with the Series B preferred stock, the Company issued 1,857,355 warrants, each of which entitles the holder to purchase one share of the Company’s common stock for $0.02 per share. These warrants are further described in Note 12.

      On October 22, 2002, the terms of the Series A preferred stock were amended to provide for the extension of the redemption from the equal installments due on October 24, 2002 and October 24, 2003 to one installment due on May 24, 2004. At the same time, the redemption of the Series B preferred stock was accelerated to coincide with the Series A redemption on May 24, 2004. In addition, the dividend rate

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

was increased from 8% to 10% per annum for accrual of all dividends after October 24, 2002 through maturity on May 24, 2004.

      Mandatorily redeemable preferred stock at December 31, 2002 consist of the following:

				Total
	Shares	Accreted	Accrued	Carrying	Redemption
	Outstanding	Value	Dividends	Value	Amount

Series A	5,943,536	$11,893	$5,022	$16,915	$18,696
Series B	1,857,355	3,495	892	4,387	5,164

Total	7,800,891	$15,388	$5,914	$21,302	$23,860

Conversion

      At issuance, the shares of Series A preferred stock were automatically convertible into shares of the Company’s common stock on a one-for-two basis in the event that, on or prior to December 31, 1999 the Company consummated a public offering or sale transaction, meeting certain criteria. Upon expiration of the December 31, 1999 conversion expiration date, the shares of Series A preferred stock were no longer convertible into common stock. Accordingly, the Series A and Series B preferred stock have no conversion features and can only be redeemed.

Dividend Rights

      Holders of preferred stock are entitled to receive dividends at the rate of 8% per annum through October 24, 2002 and 10% per annum thereafter through maturity, when, as and if declared by the Board of Directors (the “Board”). Dividends not declared and paid accrue and accumulate and shall increase the liquidation preference on the preferred stock.

      On each anniversary date of original issuance of the Series A and Series B preferred stock, respectively, the Company will be required to pay all accrued but unpaid dividends on the preferred stock if and to the extent the Company’s net income for the period for which such dividends accrued is equal to or greater than twice the amount of the total dividend due on the Series A and Series B preferred stock, respectively (the “Dividend Amount”). If the Dividend Amount is less than the amount of all accrued dividends, any dividends not paid will continue to accrue and accumulate. Cumulative, unpaid dividends at December 31, 2002, approximated $5,022 for the Series A preferred stock and $892 for the Series B preferred stock. At March 31, 2003, unpaid dividends approximated $298 for the Series A preferred stock and $93 for the Series B preferred stock and dividends of $1,318 were paid during the three months ended March 31, 2003.

Liquidation Rights

      Upon any liquidation, dissolution or winding-up of the Company, holders of Series B preferred stock will have the right to receive an amount equal to their initial purchase price plus any accrued and unpaid dividends, prior to and in preference over any liquidation payment on the Company’s Series A preferred stock and common stock. In addition, holders of Series A preferred stock will have the right to receive an amount equal to their initial purchase price plus any accrued and unpaid dividends, prior to and in preference over any liquidation payment on the Company’s common stock. A sale of all or substantially all of the Company’s assets, a sale of the Company’s securities representing in excess of 50% of the voting power of the Company or a merger, consolidation, reorganization or other transaction that results in the

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Company’s stockholders immediately prior to such transaction not holding more than 50% of the voting power of the surviving entity shall be deemed a liquidation (any of the foregoing, a “Sale”).

Voting Rights

      Each holder of a share of Series A preferred stock or Series B preferred stock is entitled to one vote per share. Except as provided by law or with respect to the election of directors, holders of common stock and preferred stock will vote together as a single class. The holders of a majority of the shares of Series A and Series B preferred stock outstanding, voting separately as one class, shall at all times have the special and exclusive right to elect two directors of the Board (the “Preferred Stock Directors”). The Preferred Stock Directors shall at all times collectively have the greater of (i) two or (ii) 28.5% of the aggregate votes represented by all the members of the Board in office at the time in question. The holders of Series A and Series B preferred stock also have veto rights over certain corporate actions.

      Under certain circumstances, holders of at least 66 2/3% of the issued and outstanding shares of Series A and Series B preferred stock may require the Company to raise additional equity financing or consummate a sale of the Company.

Mandatory Redemption

      The Company will be required to redeem all shares of Series A and Series B preferred stock on May 24, 2004 at a price per share equal to $2.02 plus all accrued but unpaid dividends, if any, through the date of redemption. Accordingly, the Series A and Series B preferred stock have been accreted to the redemption value, including cumulative accrued but unpaid dividends with a corresponding charge to accumulated deficit.

Note 12 — Common Stock Warrants

      In connection with the reorganization as described in Note 1, warrants to acquire 304,119 shares of common stock at an exercise price of $1.06 per share were granted to two former partnership members of the Partnership to replace substantially equivalent options previously held by such partners to acquire additional interests in the Partnership. In 1996, a charge of $132 was recorded in the predecessor entity for the issuance of the original options. These warrants were exercised in October 2002 in a cashless exercise as permitted under the warrant agreements, resulting in the issuance of 116,697 shares of common stock.

      In connection with the reorganization as described in Note 1, each of the former stockholders and the Partnership members of the predecessor entities were also granted warrants to acquire a pro-rata number of 2,126,663 shares of the Company’s common stock at an exercise price of $12.12 per share at any time through December 31, 2007. As the reorganization was accounted for as a common control transaction, no additional value was ascribed to these warrants.

      In connection with the Series A preferred stock financing discussed in Note 11, the Company issued 2,971,768 warrants to the holders of Series A preferred stock that entitle the holders to purchase one share each of common stock at a price of $0.02 per share. At issuance, the warrants were cancelable if the Company was able to consummate a Qualified Public Offering or Qualified Sales Transaction, as defined, before January 1, 2000. No such transactions occurred and as such the warrants became exercisable on January 1, 2000 and remain exercisable through December 31, 2007. No proceeds from the Series A financing in 1997 were attributable to the common stock warrants as no commitment date and

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

measurement could occur until the warrants became exercisable on January 1, 2000 which corresponds to the expiration of the Series A preferred stock conversion feature as described in Note 11.

      Upon the measurement date, the portion of the proceeds attributable to the common stock warrants was estimated to be $876 and was recorded as a charge to additional paid-in capital. The allocation of proceeds was based on the relative fair values between the common stock warrants and the Series A preferred stock. The fair value of the common stock warrant was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 6.4%; contractual life of 7 years; dividend yield of 0%; and expected volatility of 50%.

      In connection with the Series B financing discussed in Note 11, the Company issued 1,857,355 warrants to the holders of Series B preferred stock that entitle the holders to purchase one share each of common stock of the Company at a price of $0.02 per share. The warrants are exercisable at any time through December 31, 2007. The proceeds attributable to these common stock warrants was estimated to be $514 and was recorded as a charge to additional paid-in capital. The allocation of proceeds was based on the relative fair values between the common stock warrants and the Series B preferred stock. The fair value of the common stock warrants was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 6.4%; contractual life of 7 years; dividend yield of 0%; and expected volatility of 50%.

      At December 31, 2002, common stock warrants related to the Series A and Series B financings representing 12,500 shares of common stock have been exercised, and warrants representing 4,816,623 shares of common stock with an exercise price of $0.02 still remain outstanding.

Note 13 — Operating Segment and Geographic Information

      The Company operates its business in two reportable segments: the theatrical business segment and the consumer business segment. The theatrical business segment provides digital playback systems and cinema processor equipment to movie theaters, and provides film licensing services to film production and distribution companies. The Company’s consumer business segment licenses audio technology, trademarks and know-how to consumer electronics, personal computer, broadcast and professional audio companies, and sells multi-channel audio content and products to consumers.

      The Company does not have separately identifiable capital expenditures or long-lived assets related to these two business segments.

      The Company’s reportable segments and geographical information are as follows:

	Revenues

	For the Years			For the Three Months
	Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$15,082	$13,507	$15,399	$3,516	$3,480
Consumer business	9,980	15,241	25,657	5,901	8,276

Total revenues	$25,062	$28,748	$41,056	$9,417	$11,756

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

	Gross Profit

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$7,686	$6,437	$6,517	$1,552	$1,554
Consumer business	8,487	12,259	23,903	5,199	7,789

Total gross profit	$16,173	$18,696	$30,420	$6,751	$9,343

	Income (Loss)From Operations

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Theatrical business	$(876)	$(2,345)	$(2,425)	$(372)	$(1,193)
Consumer business	1,246	4,102	12,712	2,792	4,375

Total income from operations	$370	$1,757	$10,287	$2,420	$3,182

	Revenues by Geographic Region

				For the Three Months
	For the Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
United States	$13,764	$10,707	$10,224	$2,705	$2,678
International	11,298	18,041	30,832	6,712	9,078

Total revenues	$25,062	$28,748	$41,056	$9,417	$11,756

      The following table sets forth, for the periods indicated, long-lived assets by geographic region:

	Long-Lived Assets

	As of December 31,			As of March 31,

	2000	2001	2002	2003

				(Unaudited)
United States	$3,030	$3,072	$3,244	$3,226
International	200	309	297	308

Total long-lived assets	$3,230	$3,381	$3,541	$3,534

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

Note 14 —	Net Income (Loss) Attributable to Common Stockholders Per Share:

      The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share:

	For the Years Ended			For the Three Months Ended
	December 31,			March 31,

	2000(1)	2001	2002	2002	2003

				(Unaudited)
Basic net income (loss) attributable to common stockholders per share:
Numerator:
Net income (loss)	$(99)	$3,908	$6,250	$1,480	$2,029
Preferred stock dividends accrued	(1,238)	(1,260)	(1,336)	(333)	(392)
Accretion on preferred stock	(545)	(553)	(512)	(138)	(76)

Net income (loss) attributable to common stockholders	$(1,882)	$2,095	$4,402	$1,009	$1,561

Denominator:
Weighted average common shares outstanding	4,411,994	4,413,035	4,432,408	4,413,035	4,424,071
Shares subject to escrow	(117,616)	(117,616)	—	(117,616)	—

Weighted average basic shares outstanding	4,294,378	4,295,419	4,432,408	4,295,419	4,424,071

Basic net income (loss) attributable to common stockholders per common share	$(0.44)	$0.49	$0.99	$0.23	$0.35

Diluted net income attributable to common stockholders per share:
Numerator:
Net income (loss)		$3,908	$6,250	$1,480	$2,029
Preferred stock dividends accrued		(1,260)	(1,336)	(333)	(392)
Accretion on preferred stock		(553)	(512)	(138)	(76)

Net income (loss) attributable to common stockholders		$2,095	$4,402	$1,009	$1,561

DIGITAL THEATER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2003 and for the
three months ended March 31, 2002 and 2003 is unaudited)
(Amounts in thousands, except share and per share data)

	For the Years Ended			For the Three Months Ended
	December 31,			March 31,

	2000(1)	2001	2002	2002	2003

				(Unaudited)
Denominator:
Weighted average shares outstanding		4,413,035	4,432,408	4,413,035	4,424,071
Effect of dilutive securities:
Common stock options		—	156,196	—	1,406,847
Common stock warrants		4,641,808	4,740,674	4,710,402	4,802,659

Diluted shares outstanding		9,054,843	9,329,278	9,123,437	10,633,577

Diluted net income attributable to common stockholders per share		$0.23	$0.47	$0.11	$0.15

(1)	For the year ended December 31, 2000, the Company’s net loss attributable to common stockholders totaled $1,882. Weighted average common stock warrants totaling 4,474,753 were anti-dilutive and excluded from the calculation of diluted net loss attributable to common stockholders per share.

Note 15 — Subsequent Events:

      On April 17, 2003, the Company’s Board authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company’s common stock in connection with an initial public offering (“IPO”).

      On April 17, 2003, the Company’s Board approved an increase in the number of authorized shares of common stock to 70,000,000 shares and authorized 5,000,000 shares of preferred stock at a $0.0001 par value. These increases will be effective prior to the closing of the IPO.

      On April 17, 2003, the Company’s Board adopted the 2003 Equity Incentive Plan (the “2003 Plan”), under which a total of 1,112,875 shares are available for future issuance of common stock options (including 199,426 shares reserved for issuance under the Company’s 1997 and 2002 Stock Options Plans). The 2003 Plan will be effective prior to the closing of the IPO.

      On April l7, 2003, the Company’s board adopted the 2003 Employee Stock Purchase Plan and the 2003 Foreign Subsidiary Employee Stock Purchase Plan (the “Purchase Plans”), under which a total of 500,000 shares are reserved for issuances. The Purchase Plans will become effective on the first day on which price quotations for the Company’s stock are available on the Nasdaq National Market.

      On June 5, 2003, the Company’s Board of Directors approved a one-for-two reverse stock split of the outstanding shares of common stock. All common share and per share information included in these consolidated financial statements have been adjusted to reflect the impact of the reverse stock split.

DIGITAL THEATER SYSTEMS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands, except share and per share data)

		Balance at	Charged to	Deductions	Balance at
		Beginning	Costs and	From	End of
For the Years Ended December 31,		of Year	Expenses	Reserves	Year

2000	Allowance for doubtful accounts	$189	$20	$18	$191
	Inventory reserve	322	178	327	173
	Valuation allowance for deferred tax assets	3,166	—	14	3,152

2001	Allowance for doubtful accounts	191	376	17	550
	Inventory reserve	173	40	(29)	242
	Valuation allowance for deferred tax assets	3,152	—	3,032	120

2002	Allowance for doubtful accounts	550	10	123	437
	Inventory reserve	242	133	24	351
	Valuation allowance for deferred tax assets	120	—	120	—

EDGAR DESCRIPTION OF INSIDE BACK COVER ARTWORK

      A graphic depiction showing the evolution of audio technology. At the top of the page, there is a picture of an old-style phonograph, with the caption “First, there was mono.” In the middle of the page, there is a picture of headphones, with the caption “Then, there was stereo.” At the bottom of the page, there is a picture of a subwoofer and five speakers, showing the standard surround sound configuration, with the caption “Now, there is ... DTS Digital Surround!” A DTS logo also appears at the bottom of the page.

3,400,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

SG COWEN

WILLIAM BLAIR & COMPANY

THOMAS WEISEL PARTNERS LLC

               , 2003

Part II:     Information Not Required in Prospectus

      Unless otherwise defined, all capitalized terms contained in this Part II shall have the meanings ascribed to them in the prospectus, which forms a part of this Registration Statement. Digital Theater Systems, Inc. is sometimes referred to in this Part II as the “Registrant.”

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered. All amounts other than the SEC registration fee, the NASD filing fees, and the Nasdaq National Market listing fee are estimates.

Amount
to be Paid

SEC registration fee	$5,026
NASD filing fees	6,500
Nasdaq National Market application and entry fee	100,000
Nasdaq National Market annual fee (prorated for 2003)	13,250
Legal fees and expenses	600,000
Accounting fees and expenses	450,000
Printing and engraving	200,000
Transfer agent and registrar fees	20,000
Miscellaneous expenses	105,224

Total	$1,500,000

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

      As permitted by the Delaware General Corporation Law, the Registrant’s Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

      As permitted by the Delaware General Corporation Law, the Registrant’s Restated Bylaws provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (3) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (4) the rights conferred in the Restated Bylaws are not exclusive.

      The Registrant has entered into indemnification agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Restated Certificate of Incorporation and to provide additional procedural protections. The Registrant also intends to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

      The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

      The indemnification provisions in the Registrant’s Restated Certificate of Incorporation, Restated Bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

      The Registrant has obtained liability insurance for its officers and directors.

      Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Exhibit
Document	Number

Underwriting Agreement (draft dated , 2003)	1.1
Form of Restated Certificate of Incorporation of Registrant	3.3
Form of Restated Bylaws of Registrant	3.5
Form of Indemnification Agreement for Directors	10.39
Form of Indemnification Agreement for Officers	10.40

Item 15.	Recent Sales of Unregistered Securities

      In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Securities Act. The offers, sales, and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in 1-3 and 5-6 below were accredited or sophisticated persons and had adequate access, through employment or other relationships, to information about us. The following gives effect to a reverse split to our outstanding common stock of one share for each two shares of outstanding common stock, which was approved by our Board of Directors and stockholders in June 2003 and will be effective immediately prior to the closing of this offering.

1.	On September 27, 2002, pursuant to the exemption provided in Section 3(a)(9) of the Securities Act, the Registrant issued 58,348 shares of common stock to Forth Investments, LLC pursuant to Forth’s cashless exercise of warrants to purchase 152,059 shares.

2.	On September 30, 2002, pursuant to the exemption provided in Section 3(a)(9) of the Securities Act, the Registrant issued 58,348 shares of common stock to Universal City Studios, Inc. pursuant to Universal’s cashless exercise of warrants to purchase 152,059 shares.

3.	On February 3, 2003, pursuant to the exemption provided in Section 4(2) of the Securities Act, the Registrant sold 11,731 shares of common stock for cash at a price of $0.02 per share to Robert Knudson upon exercise of a warrant issued to him on October 24, 1997.

4.	On February 17, 2003, pursuant to the exemption from registration provided in Rule 701 under the Securities Act, the Registrant sold 1,250 shares of common stock for cash at price of $1.02 per share to Wendi King upon exercise of an incentive stock option issued to her on September 30, 2002.

5.	On March 10, 2003, pursuant to the exemption provided in Section 4(2) of the Securities Act, the Registrant sold 4,952 shares of common stock for cash at a price of $0.02 per share to each of Karen Sullivan and Nancy Montgomery upon exercise of warrants issued to them on October 24, 1997.

6.	On April 8, 2003, pursuant to the exemption provided in Section 4(2) of the Securities Act, the Registrant sold 32,864 warrants to purchase its common stock to Salah Hassanein for an aggregate purchase price of $1.00 pursuant to a Settlement Agreement and General Release, dated April 3, 2003, by and between the Registrant and Mr. Hassanein. Mr. Hassanein asserted that he was denied the opportunity to participate in the Company’s Series B Preferred stock financing in violation of contractual preemptive rights. The Settlement Agreement and General Release provides for a release of all claims by Mr. Hassanein against the Registrant, whether or not known, existing on the date of the agreement. The warrants were immediately exercised for cash at an exercise price of $0.02 per share (an aggregate exercise price of $657.28) and the Registrant issued 20,114 shares of its common stock to Mr. Hassanein, as trustee of the Salah M. Hassanein Trust, and 12,749 shares of its common stock to the Knudson Living Trust, a trust for the benefit of Robert Knudson’s children, pursuant to Mr. Hassanein’s instructions.

7.	From January 1, 2000 through May 31, 2003, pursuant to the exemption from registration provided in Rule 701 under the Securities Act, the Registrant granted options to purchase 1,299,580 shares of common stock to employees, directors and consultants under its 1997 Stock Option Plan at exercise prices ranging from $1.02 to $12.50 per share. Of the 1,299,580 shares granted, 1,016,830 shares remain outstanding, 1,250 have been exercised and 281,500 have been cancelled and returned to the 1997 Stock Option Plan. Additionally, from September 16, 2002 through May 31, 2003, pursuant to the exemption from registration provided in Rule 701 under the Securities Act, the Registrant has granted options to purchase 797,500 shares of common stock to employees, directors, and consultants under its 2002 Stock Option Plan at an exercise price of $1.02 per share. All of the options granted under the 2002 Stock Option Plan remain outstanding; none have been exercised, and no shares have been cancelled and returned to the Plan.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
**3.1	Amended and Restated Certificate of Incorporation, as currently in effect
**3.2	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation (to be filed prior to completion of the offering)
**3.3	Form of Restated Certificate of Incorporation (to be filed following redemption of preferred stock)
**3.4	Bylaws, as currently in effect
**3.5	Form of Restated Bylaws (to be effective upon completion of the offering)
**3.6	Form of Audit Committee Charter
**3.7	Form of Compensation Committee Charter
**3.8	Form of Nominating/ Corporate Governance Committee Charter
3.9	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation, to effect reverse stock split (to be filed prior to completion of the offering)
4.1	Specimen Common Stock Certificate
5.1	Opinion of Heller Ehrman White & McAuliffe LLP

Exhibit
Number	Description

**10.1	Registration Rights Agreement, dated October 24, 1997
**10.2	Amended and Restated Registration Rights Agreement, dated January 27, 2000
**10.3	Stockholders Agreement, dated October 24, 1997
**10.4	First Amendment to Stockholders Agreement, dated October 13, 1999
**10.5	Second Amendment to Stockholders Agreement, dated April 4, 2000
10.6	[Reserved]
**10.7	1997 Stock Option Plan
**10.8	Form of Incentive Stock Option Agreement for grants under the 1997 Stock Option Plan
**10.9	Form of Nonqualified Stock Option Agreement for grants under the 1997 Stock Option Plan
**10.10	2002 Stock Option Plan
**10.11	Form of Incentive Stock Option Agreement for grants under the 2002 Stock Option Plan
**10.12	Form of Non-qualified Stock Option Agreement for grants under the 2002 Stock Option Plan
*10.13	2003 Equity Incentive Plan
*10.14	Form of Grant of Stock Option under 2003 Equity Incentive Plan
*10.15	Form of Option Exercise and Stock Purchase Agreement under 2003 Equity Incentive Plan
*10.16	Form of Restricted Stock Grant Notice under 2003 Equity Incentive Plan
*10.17	2003 Employee Stock Purchase Plan
*10.18	2003 Foreign Subsidiary Employee Stock Purchase Plan
**10.19	Warrant to Purchase Common Stock between the Registrant and Imperial Bank, dated October 24, 1997
**10.20	Amendment to Warrant between the Registrant and Comerica Bank — California (successor-by-merger to Imperial Bank), dated March 13, 2003
**10.21	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated October 24, 1997
**10.22	Amendment to Warrants issued October 24, 1997
**10.23	Form of Existing Shareholder Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated October 24, 1997
**10.24	Warrant to Purchase Series A Convertible Preferred Stock between the Registrant and Hambrecht & Quist, LLC, dated October 24, 1997
**10.25	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated January 27, 2000
**10.26	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated September 30, 2000
**10.27	Amendment to Warrants issued January 27, 2000 and September 30, 2000
**10.28	Lease Agreement between the Registrant and the Butler Family Trust, dated September 8, 1997
**10.29	Amendment to Lease Agreement between the Registrant and the Butler Family Trust, dated November 18, 2002
**10.30	Lease Agreement between the Registrant and Gewerbegrund Bauträger GMBH & Co. Immobillien KG, dated April 21, 2002
**10.31	Separation Agreement and General Release by and among the Registrant, Terry Beard and Nuoptix, Inc., dated May 4, 2000
**10.32	Employment Agreement by and between the Registrant and Jon Kirchner, dated September 30, 2002
**10.33	Employment Agreement by and between the Registrant and Daniel E. Slusser, dated January 8, 2003

Exhibit
Number	Description

**10.34	Employment Agreement by and between the Registrant and Melvin Flanigan, dated March 6, 2000
**10.35	Amendment to Employment Agreement Between the Registrant and Mr. Melvin Flanigan, dated September 30, 2002
**10.36	Employment Agreement by and between the Registrant and Patrick Watson, dated January 1, 2001
**10.37	Employment Agreement by and between the Registrant and William Paul Smith, dated November 1, 2002
**†10.38	Purchase-Sales Agreement dated as of March 13, 2002, between the Registrant and InFocus Corporation
**10.39	Form of Indemnification Agreement between the Registrant and its directors
**10.40	Form of Indemnification Agreement between the Registrant and its officers
**21.1	List of all subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)
**24.1	Power of Attorney (included on signature page)

*	Previously filed with Amendment No. 1 to registration statement on Form S-1 (File No. 333-104761) dated June 5, 2003.

**	Previously filed with initial registration statement on Form S-1 (File No. 333-104761) dated April 25, 2003.

†	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.

(b) Financial Statement Schedules.

      Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements of the Registrant or the notes thereto.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Agoura Hills, California on this 20th day of June, 2003.

DIGITAL THEATER SYSTEMS, INC.

By:	/s/ JON E. KIRCHNER

Jon E. Kirchner
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on June 20th, 2003:

Signature		Title(s)

/s/ JON E. KIRCHNER Jon E. Kirchner		President, Chief Executive Officer, and Director (principal executive officer)

/s/ MELVIN FLANIGAN Melvin Flanigan		Vice President, Finance and Chief Financial Officer (principal financial and accounting officer)

* Dan Slusser		Chairman of the Board

* Steven M. Friedman		Director

* James B. McElwee		Director

*By:	/s/ MELVIN FLANIGAN Melvin Flanigan Attorney in fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
**3.1	Amended and Restated Certificate of Incorporation, as currently in effect
**3.2	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation (to be filed prior to completion of the offering)
**3.3	Form of Restated Certificate of Incorporation (to be filed following redemption of preferred stock)
**3.4	Bylaws, as currently in effect
**3.5	Form of Restated Bylaws (to be effective upon completion of the offering)
**3.6	Form of Audit Committee Charter
**3.7	Form of Compensation Committee Charter
**3.8	Form of Nominating/ Corporate Governance Committee Charter
3.9	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation, to effect reverse stock split (to be filed prior to completion of the offering)
4.1	Specimen Common Stock Certificate
5.1	Opinion of Heller Ehrman White & McAuliffe LLP
**10.1	Registration Rights Agreement, dated October 24, 1997
**10.2	Amended and Restated Registration Rights Agreement, dated January 27, 2000
**10.3	Stockholders Agreement, dated October 24, 1997
**10.4	First Amendment to Stockholders Agreement, dated October 13, 1999
**10.5	Second Amendment to Stockholders Agreement, dated April 4, 2000
10.6	[Reserved]
**10.7	1997 Stock Option Plan
**10.8	Form of Incentive Stock Option Agreement for grants under the 1997 Stock Option Plan
**10.9	Form of Nonqualified Stock Option Agreement for grants under the 1997 Stock Option Plan
**10.10	2002 Stock Option Plan
**10.11	Form of Incentive Stock Option Agreement for grants under the 2002 Stock Option Plan
**10.12	Form of Non-qualified Stock Option Agreement for grants under the 2002 Stock Option Plan
*10.13	2003 Equity Incentive Plan
*10.14	Form of Grant of Stock Option under 2003 Equity Incentive Plan
*10.15	Form of Option Exercise and Stock Purchase Agreement under 2003 Equity Incentive Plan
*10.16	Form of Restricted Stock Grant Notice under 2003 Equity Incentive Plan
*10.17	2003 Employee Stock Purchase Plan
*10.18	2003 Foreign Subsidiary Employee Stock Purchase Plan
**10.19	Warrant to Purchase Common Stock between the Registrant and Imperial Bank, dated October 24, 1997
**10.20	Amendment to Warrant between the Registrant and Comerica Bank — California (successor-by-merger to Imperial Bank), dated March 13, 2003
**10.21	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated October 24, 1997
**10.22	Amendment to Warrants issued October 24, 1997
**10.23	Form of Existing Shareholder Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated October 24, 1997

Exhibit
Number	Description

**10.24	Warrant to Purchase Series A Convertible Preferred Stock between the Registrant and Hambrecht & Quist, LLC, dated October 24, 1997
**10.25	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated January 27, 2000
**10.26	Form of Warrant to Purchase Common Stock between the Registrant and each of the entities listed on the Schedule of Warrant Holders attached thereto, dated September 30, 2000
**10.27	Amendment to Warrants issued January 27, 2000 and September 30, 2000
**10.28	Lease Agreement between the Registrant and the Butler Family Trust, dated September 8, 1997
**10.29	Amendment to Lease Agreement between the Registrant and the Butler Family Trust, dated November 18, 2002
**10.30	Lease Agreement between the Registrant and Gewerbegrund Bauträger GMBH & Co. Immobillien KG, dated April 21, 2002
**10.31	Separation Agreement and General Release by and among the Registrant, Terry Beard and Nuoptix, Inc., dated May 4, 2000
**10.32	Employment Agreement by and between the Registrant and Jon Kirchner, dated September 30, 2002
**10.33	Employment Agreement by and between the Registrant and Daniel E. Slusser, dated January 8, 2003
**10.34	Employment Agreement by and between the Registrant and Melvin Flanigan, dated March 6, 2000
**10.35	Amendment to Employment Agreement Between the Registrant and Mr. Melvin Flanigan, dated September 30, 2002
**10.36	Employment Agreement by and between the Registrant and Patrick Watson, dated January 1, 2001
**10.37	Employment Agreement by and between the Registrant and William Paul Smith, dated November 1, 2002
**†10.38	Purchase-Sales Agreement dated as of March 13, 2002, between the Registrant and InFocus Corporation
**10.39	Form of Indemnification Agreement between the Registrant and its directors
**10.40	Form of Indemnification Agreement between the Registrant and its officers
**21.1	List of all subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)
**24.1	Power of Attorney (included on signature page)

*	Previously filed with Amendment No. 1 to registration statement on Form S-1 (file No. 333-104761) dated June 5, 2003.

**	Previously filed with initial registration statement on Form S-1 (File No. 333-104761) dated April 25, 2003.

†	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.